06014416

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Clariant AG

*CURRENT ADDRESS Rothausstrasse 61
CH-4132 Muttenz 1
Switzerland

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 1 6 2006
THOMSON FINANCIAL

FILE NO. 82- 34978 FISCAL YEAR 12/31/04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

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OICF/BY: EBS

DAT : 6/15/06



Clariant

Exactly your chemistry.

Annual Report 2004

Overview

Key figures		2004	2003[1]	2003
Divisional sales with third parties	CHF mn	8 530	8 075	8 516
Operating income before restructuring, disposals and goodwill amortization		633	551	611
Net income of the Group		150	97	161
Total assets		7 805		8 003
Capital and reserves		2 202		1 176
Investment in fixed assets		289		301
Research and development		274		308
Staff costs		1 979		2 009
Staff (at year-end)	number	24 769		27 008
Earnings per share	CHF	0.71	0.93	1.08
Distribution per share	CHF	0.25		0.20

[1] On a like-for-like basis

Sales by region

Total 2004: CHF 8 530 mn



21% Asia/Africa/Australia
1 799 mn
*
49% Europe
4 154 mn
26% Americas
2 191 mn

* Discontinued businesses CHF 386 mn (4%)

Sales by division

Total 2004: CHF 8 530 mn



12% LSC[5]
1 028 mn
*
27% TLP[1]
2 203 mn
13% MB[4]
1 108 mn
23% FUN[2]
1 977 mn
21% PA[3] 1 828 mn

[1] Textile, Leather & Paper Chemicals

[2] Functional Chemicals

[3] Pigments & Additives

[4] Masterbatches

[5] Life Science Chemicals

* Discontinued businesses CHF 386 mn (4%)

Sales trend



CHF mn
8 500
8 000
7 500
7 000
6 500
500
0
2003
2004

- Continuing businesses
- Electronic Materials 9 months, sold September 30, 2004
- Electronic Materials 4th quarter 2003
- Cellulose Ethers, sold December 31, 2003

Thumbnail sketch

Clariant is a global leader in the field of specialty chemicals. Strong business relationships, commitment to outstanding service and wide-ranging application know-how make Clariant a preferred partner for its customers.

Clariant, which is represented on five continents with over 100 group companies, employs about 25 000 people. Headquartered in Muttenz near Basel, it generated sales of around CHF 8.5 billion in 2004.

Clariant's businesses are organized in five divisions: Textile, Leather & Paper Chemicals, Pigments & Additives, Masterbatches, Functional Chemicals and Life Science Chemicals.

Clariant is committed to sustainable growth springing from its own innovative strength. Clariant's innovative products play a key role in its customers' manufacturing and treatment processes or else add value to their end products.

The company's success is based on the know-how of its people and their ability to identify new customer needs at an early stage and to work together with customers to develop innovative, efficient solutions. Clariant – Exactly your chemistry.

Letter from Robert Raeber and Roland Lösser

Dear Shareholders,
Ladies and Gentlemen,

We are pleased to be able to report a good business year for Clariant. Thanks to the hard work and commitment of our employees, we have made significant progress in all areas despite a volatile environment, and on the whole we have met our annual targets. Clariant is back on a sound financial footing following the successful capital increase, the disposal of certain business units, and a dynamic performance along with a high cash flow.

This will enable us to carry forward the modernization and reorganization of the company as planned, with the aim of improving our profitability and significantly strengthening our competitiveness. At the same time, we will be able to strengthen our innovative capacity and promote growth in the service-oriented units, thanks to the financial flexibility we have regained. By focusing on our customers and their needs and continuing to develop new value-adding solutions, we shall be able to meet our long-term objectives and play a leading role in the specialty chemical sector.



Good results, higher share price

In the past business year Clariant achieved significantly higher growth while at the same time reducing costs. Sales on a like-for-like basis rose from CHF 8.075 billion to CHF 8.530 billion, which represents a 7% increase in local currencies. Operating profit rose on a like-for-like basis by about CHF 80 million, from CHF 551 million to CHF 633 million. This represents an operating margin of 7.4%. Net income surged on a like-for-like basis, returning to strongly positive territory at CHF 150 million.

Solid growth was achieved in all regions. The highest level was achieved in the Americas, at 10% in local currency, followed by Asia, Australia and Africa at 8% and Europe at 3%.

The company was particularly successful in reducing net debt, which fell from CHF 2.905 billion to CHF 1.090 billion. At the same time equity capital doubled, from CHF 1.176 billion to CHF 2.202 billion. Gearing, which reflects the ratio of net debt to equity including minority interests, consequently declined from 234% to a comparatively low 48% within a year. Our efforts to reduce net current assets had a positive impact on operating cash flow, which rose substantially from CHF 327 million to CHF 806 million.

The disposal of parts of the company that no longer fit into the core activities of Clariant was carried out according to plan: Electronic Materials was

The share price rose by 13.2% in the year under review, increasing market capitalization by about CHF 1.4 billion.

sold to the private equity firm, The Carlyle Group, Lancaster Synthesis went to the chemical company Johnson Matthey, the minority stake in SF-Chem was bought by the Swiss private equity company Capvis, and the Japanese subsidiary Clariant Polymers K.K. was taken over by the Nippon Synthetic Chemical Industry Co. Ltd.

The systematic implementation of measures to improve cost structure, along with the good results, boosted the confidence of you, as a shareholder, and led to increased demand for Clariant stock. The share price rose in 2004 by 13.2%, which was well above the 2% rise recorded by the Swiss Market Index (SMI). The market capitalization of Clariant increased by about CHF 1.4 billion.

We want you, our valued shareholders, to participate in this encouraging progress. Therefore we are proposing to the Annual General Meeting of

At Clariant, cutting-edge technologies and innovative abilities, combined with outstanding service and intensive customer care, are the main pillars of the strategy.

Shareholders a pay-out of CHF 0.25 per share in cash in the form of a par value reduction. This represents an increase of 25% on the previous year.

It was with great sorrow that we learned of the unexpected death in December 2004 of Heinrich Bossard, one of our Board members, following a plane crash in New Zealand.

At the forthcoming Annual General Meeting we shall propose the Swiss industrialist Dr Klaus Jenny for election as a new member of the Board.

Clariant Performance Improvement Program on track

The successful financial turnaround and the results achieved have strengthened our determination to bring about further sustained improvement in our operational performance. The transformation program announced in mid-2003 is increasingly making its impact felt, while the company's new orientation – based on its leading technologies in the fields of synthesis, colors and surface effects as well as the expansion of the service-oriented units – has proven itself in international competition. The systematic exploitation of the company's improvement potential is opening up encouraging prospects for the future.

Expectations were met with regard to the Clariant Performance Improvement Program – CPIP – which is right on track. By the end of last year savings of about CHF 150 million had been achieved, and net working capital was significantly reduced by nearly CHF 600 million.

The results achieved so far have encouraged us to adhere to the objectives of the transformation program: by 2007 Clariant should have reduced its cost base by over CHF 800 million and boosted operating results (EBIT) by CHF 400 million. There should

The annual targets have been achieved: a capital increase, disposals, sales growth and considerable success in reorganizing the company.

likewise be a further decrease in net working capital as a proportion of sales. Our target is to achieve a pretax return on investment of at least 12%. It is a painful necessity that this involves cutting a total of 4 000 jobs throughout the world, as announced in February 2004, of which 1 000 were shed in the year under review. However we cannot avoid this if we are to secure Clariant's long-term future. Strong competition leaves no room for half-measures and requires us to adapt constantly to changing market conditions.

It is gratifying to note that the CPIP has met good acceptance from our employees, who have actively contributed thousands of suggestions for improvements. Carrying out these suggestions will give us plenty to do in the next two years and require our full commitment.

Less complexity

Clariant has a new organizational structure from the beginning of 2005. This is the result of structural improvement projects that form part of the transformation program. The new operating model reduces complexity and cuts costs. In addition, the company

The target is to achieve a pretax return on investment of at least 12%.

has strengthened its market focus and improved its service orientation. Clariant is managed in accordance with uniform standards and processes that apply to all its organizational units throughout the world. Duties and responsibilities are clearly laid down, so that each part of the company can focus on its core tasks.

The Corporate Center at the company's headquarters in Muttenz is responsible for strategic management and ensures that synergies are exploited. The existing group functions have been expanded with several new ones: Sourcing, Supply Chain Management and Production Services.

The divisions carry full business responsibility at global level. Activities that span more than one division are the responsibility of Service Units at regional and national level. They are managed by the group

This year, Clariant will again grow faster than the market and improve operating margins.

functions and provide services for the divisions. Five separate geographic regions optimize synergies between the individual units.

Many positions have been newly defined or created. The concentration of important functions at the head office in Muttenz is bringing a number of job relocations in its wake. In the current year, over 300 employees from Clariant companies in other countries, especially Germany, will relocate to head office, which is being extended accordingly. Proximity within the Corporate Center will make it easier for people to work together and will help improve management efficiency.

More value through better service

Clariant adjusted its strategy for 2003–2004 to new market conditions, concentrating on the company's proven strengths: leading technologies in the fields of synthesis, colors and surface effects, outstanding expertise in developing innovative solutions, and services tailored to the customer's needs. Our broad base in chemical products is being expanded to include new service components that add value to our solutions.

The new Color Matching service is an example of this. Clariant has the capability to develop integrated color systems for such diverse materials as textiles, leather, plastics, or aluminum, and to use them in different industries throughout the world. This allows new color trends from designers to be tested for feasibility, optimized and then developed quickly and cost-effectively.

Net debt has fallen from CHF 2.905 billion to CHF 1.090 billion, and equity capital has doubled from CHF 1.176 billion to CHF 2.202 billion.

Services of this kind add value for the customer and give the company an edge against competition from Asia.

Continuous development

The know-how of its people is of decisive importance to the company's progress, as is the ability to keep on developing innovative products and services. The new organizational structure at Clariant thus places greater emphasis on active knowledge and portfolio management.

The company is promoting projects and new technologies which span more than one division, boosting cooperation with institutes and universities, and bringing research and development closer to the customer. Cross-divisional teams are utilizing their expertise throughout the company, as well as seeking new business areas and looking out for attractive growth opportunities. Cutting-edge technologies and innovative strength, combined with intensive customer care, are the main pillars of the company's strategy.

A bright outlook

This year, we expect our ongoing business activities to grow faster than the market in terms of sales in local currencies, and we predict an improvement in operating margins – before factoring in the costs of the transformation program. We are aiming to save a further CHF 300 million in 2005. These savings, together with price increases and further growth, will more than offset the negative impact of the rising cost of raw materials and the weak dollar.

Many thanks

Clariant has made a big step forward in the year under review. Many people have contributed to this. We would like to express our gratitude to you all, especially our employees, but also to you, our much-valued shareholders. We are confident that we may count on your continued support and confidence.

Robert Raeber
Chairman of the Board
of Directors

Roland Lösser
Chief Executive Officer

The 9th Annual General Meeting of Clariant Ltd adopted the motion for an ordinary capital increase. The AGM also elected Dr Peter R. Isler and Dr Kajo Neukirchen as new members of the Board of Directors, while Pierre Borgeaud retired on reaching the statutory age limit.

Board of Directors

Heinrich Bossard †
Peter R. Isler
Roland Lösser
Kajo Neukirchen
Robert Raeber
Chairman
Tony Reis
Prof. Dieter Seebach
Herbert Wohlmann
Secretary of the Board of Directors

Shareholder approval

Shareholders attending the 9th Annual General Meeting of Clariant Ltd, which was held at the convention center of the Messe Basel trade fair center on April 2, 2004, passed the Board of Directors' motion for an ordinary capital increase – more information on this on page 12. The shareholders also adopted all the other motions, including the motion to resume dividend payments.

Changes on the Board of Directors

The Annual General Meeting elected German businessman Kajo Neukirchen and Swiss lawyer Peter R. Isler as new members of the Board of Directors for a four-year term of office. Roland Lösser was re-elected for a further four years. Having reached the statutory age limit, Pierre Borgeaud stepped down from the Board of Directors.

Clariant was deeply saddened to learn of the sudden death of esteemed Board member Heinrich Bossard in December 2004. He was killed in a plane crash while on vacation in New Zealand. Heinrich Bossard had been a member of the Board of Directors since 2002 and had always shown great commitment to the company's interests.

Changes on the Board of Management

The position of Head of the Life Science & Electronic Chemicals Division was abolished in mid-2004 in the course of Clariant's reorganization and rationalization efforts, and as a result of Joachim Mahler's work to simplify the fine chemicals business. Joachim Mahler therefore left the group by mutual agreement. In addition to his role as Head of the Functional Chemicals Division, Siegfried Fischer has subsequently been responsible for the business activities of the Life Science Chemicals Division since the sale of Electronic Materials.

At the end of 2004, Nico Gontha gave up his position as Head of the Textile, Leather & Paper Chemicals Division for personal reasons and retired. The Board of Directors appointed as his successor Peter Piringer, who was until then head of this division in Latin America. Piringer took over as Division Head on January 1, 2005. He became a member of the Board of Management at the same time.

Board of Management

Dominik von Bertrab,
Head of the Masterbatches Division

Peter Brandenberg,
Head of Group Services

Siegfried Fischer,
Head of the Functional Chemicals and Life Science Chemicals Divisions

Nico Gontha,
Head of the Textile, Leather & Paper Chemicals Division until the end of 2004

Roland Lösser,
Chief Executive Officer

Joachim Mahler,
Head of the Life Science & Electronic Chemicals Division until June 2004

Uwe Nickel,
Head of the Pigments & Additives Division

François Note,
Chief Financial Officer

Peter Piringer,
Head of the Textile, Leather & Paper Chemicals Division since January 2005

Hartmut Wiezer,
Head of Group Technology


Siegfried Fischer
Peter Brandenberg
Hartmut Wiezer
François Note
Uwe Nickel
Dominik von Bertrab
Roland Lösser
Peter Piringer

By focusing on excellent customer service, Clariant is building a forward-looking market position. A new operating model, developed during the period under review and introduced on January 1, 2005, aims to put company resources to optimum use so that strategic objectives can be implemented efficiently.

Strategy: focus on service strength

Close customer contact and a high level of innovation are the two prerequisites for a flexible response to customers' individual requirements and specific processes. These form the basis of the tailored services and applications with which Clariant helps its

Clariant stands for service strength, application know-how and innovation.

customers to meet their operating and financial targets. Customer requirements are usually centered around two challenges: making manufacturing processes faster and more cost-efficient; and adding new or improved features to end products. Clariant is closely involved in developing these product features and constantly seeks potential for improvement so as to be a knowledgeable advisor for its customers.

Accordingly, the Clariant business strategy is based on the areas in which the group is particularly strong: synthesis, colors, surface effects, innovation and application development. The aim is to provide excellent services that offer clear added value for customers from a wide variety of industries and contribute to their market success. At the same time, this enables Clariant to gain an advantage over emerging competition from Asia. In this way, Clariant aims to achieve a leading market position and further growth.

Clariant Color Concept for the automotive industry. The approach adopted by the company by no means makes Clariant a pure service provider. Rather, the strategy is based on the company's chemical products, which wherever possible are extended to include value-enhancing service components, such as the Clariant Color Concept for the automotive industry, see page 14.

Here, Clariant takes advantage of its status as the only chemical company worldwide able to offer color systems for every element of a vehicle's interior. These systems for dyeing textiles, leather, plastics and aluminum are being developed in various areas of the company. With the help of the Clariant Color Concepts, customer advisers are now bundling these solutions into complete packages. Car manufacturers' design teams can therefore consult a single source for a quick and binding answer to questions regarding the feasibility and potential quality of a color idea. As a result, development times are becoming much shorter and costs are being reduced.

Licocene®. The tailored waxes marketed by the Pigments & Additives Division under the globally-protected name Licocene® are a further example of a service that bridges the gap between products and individual customer needs. Licocene® are new, high-performance polymers manufactured using

The group is now leaner and more efficiently organized, enabling it to improve performance and response times.

metallocene catalysts. They have properties that can be optimized and tailored to suit a number of applications. Clariant is thus able to adjust product properties such as hardness, melting point and viscosity over a wide range in a myriad of combinations, as required by customers for their application.

The possible applications are countless: as dispersing aids in the manufacture of masterbatches, in adhesives and jointing compounds or in natural and fibre-glass reinforced composites. Via these applications, they find their way into the aviation and automotive industries, but they are equally suitable for other sectors of industry.

Prioritizing areas of activity

Various company units have already achieved success by focusing heavily on service. They include Process and Performance Chemicals, Textile Chemicals and the Masterbatches Division. These businesses are now being expanded in a targeted fashion. However, businesses that are driven mainly by their underlying technologies are being developed only selectively.

By contrast, in areas of activity exposed to strong competition and price pressure, results are being improved by adapting the capacities available to actual requirements and rigorously cutting costs. Restructuring programs are therefore inevitable.

Clariant services draw fully on the company's know-how, giving it an important competitive edge in the marketplace.

In the last financial year, a decision was taken to close a plant for AZO pigments that manufactures products mainly for the traditional printing industry. Printing pigments are exposed to intense price pressure, and the market is suffering from the effects of serious over-capacity. For the same reasons, Clariant last year closed a UK site that manufactured wet-end chemicals for leather production.

Strategic priorities

Portfolio	Market attractiveness	Competitive position	Strategy
Service-driven business	high	strong	expand
Technology-driven/ niche businesses	high, but volatile	strong in certain areas	selectively develop
Cost-driven businesses	low	weak – medium	restructure

The Clariant strategy of selling off non-core business activities resulted in the disposal of various parts of the group in the year under review. The Electronic Materials Business was sold to the American company The Carlyle Group, the global business of Lancaster Synthesis Limited to Johnson Matthey Plc. of the UK, and the Japanese subsidiary Clariant Polymers K.K. to Nippon Synthetic Chemical Industry Co. Ltd. Futhermore, Clariant sold its stake in SF-Chem, Switzerland, to Capvis and the company management.

New operating model assigns clear tasks

In 2004, Clariant developed a new operating model that reduces complexity within the group and strengthens and extends the group functions. The model is the result of the structural improvement projects within the transformation program, which revealed potential for improvement – see also page 20. The new operating model fully exploits this potential.

Under this model, which took effect on January 1, 2005, Clariant is now run as one company rather than as a group of independent divisions, as was previously the case. The model assigns clear responsibilities, thereby focusing each part of the company on its basic tasks. Synergies between the divisions, as well as between the individual regions and countries, are therefore to be fully exploited.

The new organizational structure is based on three building blocks: the Corporate Center, consisting of the Management Board and the group functions; the divisions; and the service units, which are run by the group functions.

Changes at the divisions. The divisions are responsible for their operations worldwide, as was previously the case, and attend exclusively to their customers. Although there continue to be five divisions, their working practices are being standardized.

In the Textile, Leather & Paper Chemicals, Pigments & Additives, Functional Chemicals and Life Science Chemicals Divisions, these businesses are responsible for sales, marketing, product management and application-oriented research and development. Textile, Leather & Paper Chemicals, Pigments & Additives and Functional Chemicals run

Clariant organization

Chief Executive Officer
Roland Lösser

Services
- Production Services
- Supply Chain Management
- Sourcing
- Environmental Safety and Health Affairs
- Information Technology
- International Coordination

Technology
- Intellectual Property
- Innovation & Knowledge Management
- New Business Development

Finance / CFO
François Note

Services
Peter Brandenberg

Technology
Hartmut Wiezer

Human Resources
Johann Steiner

Group Communications
Walter Vaterlaus

Group Legal
Herbert Wohlmann

Corporate Development
Patrick Jany

Textile, Leather & Paper Chemicals	**Pigments & Additives**	**Functional Chemicals**	**Life Science Chemicals**	**Masterbatches**
Peter Piringer	Uwe Nickel	Siegfried Fischer	Siegfried Fischer	Dominik von Bertrab

production and engineering globally, while in Life Science Chemicals, responsibility for production lies with the businesses.

The Textile, Leather & Paper Division is merging the former Textile Dyes and Textile Chemicals Business Units to form a single Textile Business. The two other businesses are Paper and Leather.

Pigments & Additives will in future operate as one business in a functional organization, with its marketing organized by customer industry.

Due to the local character of its business, the Masterbatches Division is organized into regional businesses, each of which is responsible for sales, marketing, and production and engineering. Masterbatches also has a global function for marketing and for technology. Instead of five, the division will in future operate seven regional businesses, with Europe subdivided into Northern, Southern and Western Europe.

The Functional Chemicals Division is converting its three business units, Detergents, Performance Chemicals and Process Chemicals, into three businesses of the same name.

The Life Science Chemicals Division, which was known as Life Science & Electronic Chemicals until the sale of Electronic Materials in 2004, has merged its former Custom Synthesis and Specialty Fine Chemicals Business Units to form one Specialty Fine Chemicals Business with a single management. The second business is Pharmaceutical Fine Chemicals. The Functional Chemicals Division has taken on various management tasks of the Life Science Chemicals Division.

Corporate Center and group functions. The Corporate Center assumes responsibility for strategic management and all matters of group-wide importance. This includes the main assets such as plants, IT, patents and the brand. The Corporate Center also safeguards synergies.

Service Units. The Service Units such as Human Resources are a decisive innovation at Clariant. In the regions and the individual countries, these units are responsible for providing the operational divisions the services they require for their work, thus enabling them to focus fully on their markets. The Service Units comply with guidelines and standards that have Group-wide validity.

Brand management: one company, one brand

The Clariant single-brand strategy is based on the overriding company strategy. Like the management of the company, communication of the brand is also to be standardized in future, with the brand managed centrally by the Group Function Communications.

In future, the Clariant brand will represent all products and services so that these are directly associated with Clariant. This will strengthen the Clariant brand and make it easier to launch new products and services, open up new markets and achieve customer penetration.

Clariant aims to achieve a leading market position and further profitable growth.

In 2004, brand management focused on standardizing the brand identity and firmly establishing the values of the Clariant brand: dialogue commitment, service leadership, value focus. All communications are aligned and harmonized with this aim in mind.

At the same time, the operating structures have been optimized, enabling an integrated communication process that highlights the company's position and performance worldwide.

In the last financial year, Clariant also started to bring all its communication processes into line with the different customer requirements and to largely standardize them. Communication is thus being made more efficient and effective without increasing costs.

The successful capital increase and the systematic implementation of the transformation program sharply increased the market capitalization of Clariant. The share price thus improved by 13.2 percent.

Successful capital increase

In April 2004, the 9th Annual General Meeting voted in favor of a capital increase with the aim of strengthening the balance sheet, thus implementing the Clariant transformation program and thereby ensuring the company's long-term competitiveness.

Share price performance



%
5.1.2004
30.12.2004
120
110
100
90
80
CLN
SMI

On April 21, the subscription period for the ordinary increase in the share capital by CHF 383 600 000 par value was successfully brought to a close by the issue of 76 720 000 fully paid-up registered shares at a subscription price of CHF 12 each. 99.9992 percent of the shares were subscribed by investors exercising subscription rights. The joint global coordinators placed the remaining shares in the market. Clariant received gross proceeds of around CHF 920 million from the issue.

Sales growth, a capital increase and increasing investor confidence led to above-average demand for Clariant shares.

The successful transaction was preceded by a period of intense marketing during which the reasons for the capital increase were made clear to the financial market players.

Share price performance in 2004

The share price fell slightly following the announcement of the plans for the capital increase, but recovered again in the second quarter. This upward movement reflects regained investor confidence, as well as the slight upturn in the economy and the related sales growth at Clariant. The drop in the share price that began in mid-2004 was provoked by half-year results that were below expectations and price pressure affecting the entire industry. In the fourth quarter, the share price staged a steady recovery, as it became clear that Clariant was systematically implementing its transformation program.

In 2004, the market capitalization of Clariant rose by CHF 1 400 million.

In 2004, the Clariant share price improved by 13.2 percent. The stock's performance was driven mainly by the capital increase carried out in April. Clariant shares experienced above-average demand compared with their sector peers. The average trading volume per day rose by over 27 percent year on year. Overall, the market capitalization of Clariant increased from CHF 2 800 million at the end of 2003 to CHF 4 223 million at year-end of 2004.

Shareholder structure

Shares in Clariant Ltd are listed on SWX Swiss Exchange as registered shares with the symbol CLN. They form part of the Swiss Market Index SMI. The free float of Clariant Ltd shares is 100 percent, which is entirely in the investors' interests. The largest shareholder is Artisan Partners Ltd Partnership, based in Milwaukee, Wisconsin, USA. As at December 31, 2004, the company held 10.01 percent of Clariant stock. It is controlled by the general partner, Artisan Investment Corporation.

Reduction of par value

The Board of Directors proposes to reduce the par value of the shares by the amount of CHF 0.25 per registered share. The total sum earmarked for capital reduction thus comes to CHF 57.5 million or 38.4% of net income of the group.

Share information as at December 31, 2004		
Symbol		CLN
Listing		SWX
Nominal value	CHF	5
Issue price[1] adjusted for split: IPO on June 29, 1995, 80 million shares	CHF	17.10
No. of treasury shares (as at 31 December 2004)	CHF	3 122 401
All-time high on June 18, 1998[1]	CHF	92.38
All-time low on February 27, 2003[1]	CHF	8.47
Performance since issue[1]	%	7.3
Average daily trading volume		1 629 988

Five-year overview share and dividend		**2004**	2003	2002	2001	2000
Number of registered shares issued[1]		**230 160 000**	172 734 437	172 734 437	172 734 437	172 734 437
Number of shares created by conversion within the limits of the conditional capital		**–**	–	–	–	7 431 720
Number of shares eligible for dividend		**230 160 000**	172 734 437	172 734 437	172 734 437	172 734 437
Price at the year-end[1]	CHF	**18.35**	16.21	19.63	27.76	51.61
High for the year[1]	CHF	**19.99**	21.50	35.40	52.41	70.17
Low for the year[1]	CHF	**14.80**	8.47	19.32	16.88	41.48
Stock exchange capital at year-end	CHF mn	**4 223**	2 800	3 391	4 795	8 915
Earnings/loss per share[1]	CHF	**0.71**	0.93	- 3.82	- 7.25	3.03
Distribution per share[1]	CHF	**0.25**	0.18	–	0.27	0.98
Distribution total	CHF mn	**57.5**	30.7	–	46	149
As a percentage of consolidated profit	%	**38.4**	19.1	–	33	29

[1] Owing to the capital increase conducted in April 2004, share prices and dividends for the period prior to April 2004 have been diluted by a factor of 0.8883.

Shareholders' structure as at December 31, 2004				
by regions	**Shareholders**	%	**Shares**	%
Switzerland	33 704	94.1	79 382 225	34.5
Europe	1 869	5.2	30 075 288	13.0
Outside of Europe	250	0.7	22 717 187	9.9
USA portion	*54*	*0.2*	*19 859 692*	*8.6*
Total registered shares	**35 823**	100.0	**132 174 700**	57.4
by number of shares				
1–999	25 934	72.4	9 119 831	4.0
1 000–9 999	9 125	25.5	21 047 198	9.1
10 000–99 999	633	1.8	16 147 039	7.0
100 000 and more	131	0.3	85 860 632	37.3
Total registered shares	**35 823**	100.0	**132 174 700**	57.4
Shares not registered	–	–	97 985 300	42.6
Total	**35 823**	100.0	**230 160 000**	100.0

The Clariant Color Concept unites the color competencies of various divisions in a service that begs comparison the world over. What it does is to enable the automotive industry to harmonize perfectly the textiles, leather, plastics, and aluminum used in its car interiors in matching or contrasting colors that are both light-fast and metamerism-free.





Treating the car interior as a coherent whole transforms the entire vehicle. Once inside, the car occupants will find themselves in a world of comfort and esthetics. The colors of the materials here are just as harmonious by day, at the golf course, as they are by night, at the opera house. Clariant guarantees immutable color impressions in every light, irrespective of the material – especially for such tricky shades as beige, gray, and black.



Perfection in beige – in every light



Careers built on personal development



The days in which seniority was all that counted are long gone. But careers don't just happen. They have to be made – with personal development and by showing initiative and an unflagging interest in all things new. Those who show willingness are given all the opportunities they need. Clariant Leadership Development Programs and Executive Training courses, for example, prepare suitably qualified employees for the management challenges ahead and enable those already in management to extend their range of skills. Clariant needs good brains and those with talent go far.



Clariant offers a comprehensive program of personal and professional development ranging from a start-up seminar for new recruits, talent reviews, and promotion interviews for sounding out each individual's goals and opportunities to mentored job rotation and on-the-job degree courses. Employees can also enhance their expertise in a particular field by applying for further training in a technical or commercial subject.



Exquisite leather, an exquisite feeling





Clariant is the among the world's leading producers of wet-end dyes and products for leather upgrading and finishing. At its application facilities, Clariant can test each step of the entire leather production process with the equipment currently in use worldwide. Once the raw hides supplied have been transformed into leather samples featuring all the desired physical and esthetic properties – from color and thickness to hardness and feel – each tannery can be supplied with the chemicals it needs for its own products and processes.



Whether on Route 66 or on the catwalk, leather will always be in fashion as long as there are people to wear it. As the archetypal apparel, leather will always be special, no matter where it is worn. Not only does leather breathe, but it protects too – and looks fantastic. And because wearing leather means wearing skin on skin, the only criterion that really counts is quality. Clariant gives every tannery what it needs to turn raw hides into exquisite leather – leather that looks and feels great.



Clariant Performance Improvement Program

Launched at the end of 2003, the Clariant Performance Improvement Program made significant progress in the period under review by enabling Clariant to cut net working capital and substantially reduce costs.

Objectives of the CPIP

- A CHF 400 mn increase in EBIT by 2007
- A CHF 600 mn reduction in net working capital by 2007

Restructuring costs

Total: approx. CHF 500–600 mn


IT costs approx. CHF 60 mn
Staff costs approx. CHF 350 mn
Other costs approx. CHF 130 mn

Breakdown by year

- 2004: approx. CHF 200 mn
- 2005: approx. CHF 300 mn
- 2006: remaining costs

Positive contribution to the annual results

The Clariant Performance Improvement Program – CPIP – left a clear mark on the 2004 financial statements, having enabled the company to reduce net working capital by nearly CHF 600 million (growth adjusted) and thereby substantially improving the consolidated balance sheet. One of the objectives set for the CPIP – to cut costs by CHF 100 million in 2004 – was exceeded by some CHF 50 million, and this achievement is directly reflected in the consolidated net income.

By the end of 2004, CPIP had made significant progress. The next measures on the agenda are being implemented at a rapid pace.

Not only the program as a whole, but each individual CPIP project was successful in 2004. With the reduction in net working capital achieved since August 2003, the associated project is already roughly three quarters of the way to meeting its target. The manufacturing, purchasing, logistics network and marketing projects are also at a very advanced stage.

The new operating model – see page 9 – which is the basis on which the planned efficiency improvements in the Finance & Administration project will be fully implemented, was introduced on January 1, 2005.

The core process redesign project dealt successfully with the process changes required for the new operating model. The changes necessary to systems and master data as of January 1, 2005 were carried out without any major problems.

Skepticism gives way to involvement

The gratifying results produced by the CPIP in 2004 show that the program has been accepted by Clariant employees. Employees have become actively involved by contributing a number of their own ideas. These ideas have been systematically recorded and assessed. The CPIP Controlling System now includes more than 3 000 measures that are currently being implemented.

Objective for 2005 – a key year for the CPIP and Clariant

While, in 2004, efforts centered on developing and assessing ideas, outlining measures and putting in place the necessary structures, in 2005 the focus will be entirely on implementation.

As always, the markets require our fullest attention. At the same time however, the CPIP project measures need to be implemented systematically and on schedule. The improvement measures that impact costs will more than double the total savings made so far. Further improvements to net working capital are also in sight. The unavoidable layoffs will be accompanied by measures designed to cushion the social impact.

The results and insights gained from the CPIP projects have been incorporated into the new Clariant operating model.

The individual CPIP projects continue to gather ideas and develop the measures still required to meet the overall objective. In mid-2005 the CPIP organization will complete its work, though implementation of the measures will continue. In addition, the tools, methods, and improvement processes developed in the course of the projects need to be disseminated and firmly established within Clariant – for the period beyond the CPIP too. Only by doing this can the company sustain the successful results achieved during the program.

Projects within the CPIP

Logistics network. The project will reduce the cost of storing and distributing Clariant products over a sustained period. Processes are being optimized while ensuring a more competitive service for customers. In addition, the number of warehouses is being massively reduced. The project addresses all types of transport by road, rail, water and air. The project's activities are being continued by the new Group Function Supply Chain Management.

Purchasing. The aim is to substantially reduce the cost of purchasing raw materials, technical materials and services. This is not only restricted to purchasing better-value goods and services. In addition, products are being standardized and underlying processes optimized. The CPIP purchasing team is also analyzing the potential for short-term savings on indirect costs. At the end of 2004, the project gave birth to the new Group Function Sourcing, which in future will purchase raw materials, technical materials, and services.

Production. The project will improve the efficiency of the group's production sites long-term by cutting production costs and, in particular, the cost of overhead, service and infrastructure functions. This project has also resulted in a new, firmly established Group Function, Production Services. This function provides the services necessary for production at all sites worldwide, including engineering, ESHA and product safety.

Employees contributed a number of their own ideas for improving efficiency, over 3 000 of which are currently being implemented.

Marketing. The marketing project is focusing on measures with which the market potential of the Clariant products can be better exploited. At the same time, services are being adapted so that they more closely reflect specific customer needs.

Projects	Areas	Objectives
Net working capital	Inventories, accounts receivable and liabilities from sale and services	Reduction in net working capital of 20–30% (CHF 600 mn)
Production	Production costs and site services	Cost reduction of 4–5% (CHF 170–220 mn)
Purchasing	Raw materials costs and indirect costs	Cost reduction of 4–5% (CHF 200–250 mn)
Logistics network	Transport and warehousing costs	Cost reduction of 4–6% (CHF 40–60 mn)
Marketing	Pricing, market and customer penetration	Rise in sales of 1.5–2% (CHF 120–170 mn)
Structural projects	Processes and structures	Cost reduction of 15–20% (CHF 150–210 mn)

Net working capital. Net working capital is to be reduced by CHF 600 million by 2007 in an effort to improve the company's capital structure. To do this, the time between invoicing and receipt of payment for customer receivables and that between receipt and payment of suppliers' invoices will be optimized. In addition, stocks of both raw materials and finished products are to be substantially reduced.

Structural projects. The structural projects Legal Design, Production Site Design, Supply Chain Design, and Finance & Administration Design are conducting a thorough analysis of the way in which the group operates, focusing on structures, work practices, and coordination between linked activities.

The total cost of the Clariant Performance Improvement Program will be between CHF 500 and 600 million. In 2004, Clariant spent around CHF 200 million. It is likely to invest around CHF 300 million in the restructuring program in 2005, with the remaining costs being incurred in 2006.

In competing with other chemicals groups worldwide, Clariant builds on clear added value for customers, intensive customer focus, integrated service concepts and time to market. At all times, customers should be certain that Clariant is the best partner to have in addressing their challenges.

Preferred partner for specialty chemicals

The Clariant brand stands for dialogue commitment, service leadership and value focus. These values form the basis of the entire customer relationship.

Dialogue plays a dominant role in the efforts of Clariant to familiarize itself with its customers' individual business processes and requirements. Dialogue also plays a dominant role in customer advisory activities, service and after-sales care.

Service is based on these same values. In close contact with its customers, Clariant provides services that draw fully on the company's innovative strength and are tailored precisely to the customers' processes and requirements.

Value focus ultimately means that services of Clariant offer measurable added value for the customer, whether by simplifying their manufacturing and treatment processes and thus reducing costs, improving the quality of their end products or enabling them to develop new products. However, value focus also means that the entire service process of Clariant, from development, purchasing, and production, through to delivery, is based on the principles of sustainable development.

Clariant – Exactly your chemistry. That's a promise and a pledge. Backed up by dialogue commitment, service leadership and value focus.

Diversified markets

At Clariant, customers come from a wide variety of industries, ranging from automotive right through to wood-processing production. This diversified portfolio affords the company a certain amount of protection against the consequences of economic cycles, as the different industries follow different cycles. Thus, it may be possible to offset some of the negative effects.

At the same time, this range shows the extent of the know-how of Clariant in almost every relevant area of industrial production. Each industry demands specialized products and, equally important, specialized advice from the supplier. Strong, lasting customer relationships are therefore the top priority.

At Clariant tailored services bridge the gap between products and individual customer requirements.

This is why around 3 000 Clariant employees, working either on the sales force, in quality control, research and development, or one of the service and application centers, are there to provide direct customer service. They know why and how the company's products should be used and new applications developed.

New service center in Shanghai

In 2004, Clariant opened a new Technical Service Center in Shanghai where employees devote themselves exclusively to meeting customer requirements. Shanghai was chosen as the location for the new center so that Clariant could benefit from the rapid growth across the region by offering its usual first-class services locally.

Customer structure				
Textile, Leather & Paper Chemicals	**Pigments & Additives**	**Life Science Chemicals**	**Functional Chemicals**	**Masterbatches**
Textile industry Leather industry Paper and pulp industry Construction industry	Coatings industries[1] Plastic industries Printing industries Specialized industries[2]	Pharma industry Agro industry	Detergent industry Cosmetics industry Oil and gas industry Construction industry Agro industry Metal working industry Mining industry Paint industry	Resin producers Compounders[3] Polymer converters[4] Manufacturers of industrial and consumer goods[5]

1 Manufacturers of automotive and industrial paints, fire protection coatings and decorative paints
2 Including cosmetics, leather and writing implements
3 Manufacturers of compounds using polymers and additives, such as flame retardants and light stabilizers
4 Manufacturers of products from synthetic materials
5 Carpets, textiles and upholstery, industrial, food and beverage packaging, personal care, automotive, business machines

With production facilities in China, Hong Kong and Taiwan, Clariant already has a strong presence throughout the region. The new service center now ensures service and technical support for the entire Clariant product range. Furthermore, the service center gives customers new impetus and ideas to improve their competitiveness. Conversely, the insight gained by the customer advisers into the challenges faced by customers locally is channeled into the innovation process of Clariant, enabling the company to develop new, needs-driven applications.

Situated on three floors, interested customers will find an automotive center, technical centers for textile dyes and chemicals, laboratories for leather, paper, coatings, dispersion dyes, printing inks, plastics, detergents, performance chemicals, and process chemicals and the related services.

The automotive center covers not only the Greater China area but the entire Asian market, thereby preparing Clariant for the massive boom getting under way in the automotive industry. Further technical centers are found in all major countries, enabling Clariant to react quickly to customer needs.

New design center in Holden, Massachusetts

Masterbatches Division last year opened its latest ColorWorks™ Design & Technology Center in Holden, Massachusetts, in the United States.

ColorWorks™ customers come from a wide variety of industries and markets. All ColorWorks™ centers provide color trending, color education and training, design tools, rapid prototyping, polymer technology consulting and color management services.

The new design center in Holden offers customers specialized services for a wide variety of polymer-based consumer goods. The Holden site focuses on the interdependence of design and technical expertise to help customers create functional products that are manufactured by the most efficient, cost-effective process available.

With a strong presence at strategically important locations worldwide, Clariant is well placed to benefit more than most from the growth opportunities in each region.

In addition to Holden in Massachusetts, USA, the Division operates five other ColorWorks™ Design & Technology Centers worldwide, each in a strategically favorable location and offering services tailored specifically to the region in question.

- Asia: Jurong, Singapore, and Taoyuan, Taiwan
- Europe: Frankfurt am Main, Germany
- USA: McHenry, Illinois, and ColorWorks™ NYC Design Studio, Manhattan, NY

European symposium for de-icing agents

Clariant is the world's only manufacturer with the capability of producing deicing agents for both aircraft and runways. In April 2004 Clariant organized a European symposium for users in both areas. One of the aims was to give international and national airports the opportunity, in the run-up to the international SAE G-12 Conference, to influence any decisions taken there. The symposium was held in eastern Europe in order to give a voice to smaller eastern European users who are not represented at the Conference.

The initiative, which was warmly welcomed by customers, underscores the leading position of Clariant in the de-icing agent industry and its sense of responsibility in the field.

SAE stands for the Society of Automotive Engineers, which was founded a century ago. The SAE G-12 committee serves as the focal point for all ground deicing related activities within SAE.

Customers for red pigments

In October 2004, more than 100 customers from the paints, lacquers and plastics industry celebrated a special event together with Roland Lösser, the CEO of Clariant. A new production plant for DPP pigments came on stream at the Frankfurt-Höchst site in Germany.

The high-performance pigments produced there complete Clariant's range of products with red pigments and newly developed rubine pigments. Compared to other commercial products based on DPP chemistry, pigments from Clariant show not only higher color strength but also high transparency and excellent fastness properties. Transparency is a particularly important criterion for metallic paints. Customers show a keen interest in the pigments, reflecting their excellent properties.

Market presence

At Clariant, the organization and processes are designed in such a way that the divisions can concentrate fully on their core competencies, thereby ensuring that they are as close to their markets as possible. Clariant places great emphasis on targeted cooperation between the divisions in order to satisfy the specific needs of the various industries to the utmost.

Textile, Leather & Paper Chemicals

The division is one of the world's leading suppliers of specialty chemicals and dyes for the textile, leather and paper industries. It has decentralized structures and a broad product range.

The Textile Business provides special chemicals for pretreatment, dyeing, printing and finishing of textiles. Optical brighteners and chemicals for functional treatment of technical textiles are also offered. The product offering includes a wide range of dyes such as dispersion, reactive, acid and sulfur dyes.

The Paper Business supplies paper dyes, optical brighteners and process and pulping chemicals. The Leather Business is one of the leading suppliers of finishing chemicals. Its offering includes all chemicals for finishing and dyeing as well as a complete range of wet-end chemicals.

Clariant customers benefit from faster and more cost-efficient production processes and from end products with new or improved features.

Pigments & Additives

The division develops and produces pigments for paints and lacquers, for plastics and for specialized applications. Its know-how and worldwide presence make Clariant a market leader for pigments and additives.

With its broad product spectrum of high-performance pigments such as inkjet pigments, Clariant meets the exacting demands of the automotive and electronics industries. Clariant is also one of the leading providers of pigments and waxes for the printing ink industry, where it is able to meet the most stringent demands, such as for security pigments used in printing banknotes.

The core business also includes additives to improve heat resistance as well as light and weather resistance of plastics and paints. Halogen-free flame retardants are used in protective coatings in the construction industry, in resins for construction and electronics, and in thermoplastics and polyester fibers. The division's comprehensive core portfolio also includes waxes based on various starting materials. These products play a leading role in their fields of application.

Functional Chemicals

The division's products are based on nonionic, anionic, and cationic surfactants and on polymers. The key products are high-quality raw materials for detergents and cosmetics as well as products for the oil industry, combined with comprehensive service.

The Detergents Business, which offers anionic, cationic, and special nonionic surfactants, as well as bleach activators, is a global partner of the detergent industry. Performance Chemicals, spread across the division's entire product range, supplies industries such as personal care, crop protection, additives, and preservatives for paints and coatings, for plastics and for industrial chemicals.

The Process Chemicals Business markets products and services for the production and refining of

With its broad portfolio of products and special services, Clariant advisors are able to respond flexibly to the needs of customers from a wide variety of industries.

oil and natural gas. It also supplies products for metalworking, mining, the chemical industry plus aerospace and the automotive industry.

Life Science Chemicals

As part of the group's strategic reorientation to strongly service-oriented businesses, Clariant sold the Electronic Materials Business, which formerly belonged to the division, in the period under review. The lab products business, Lancaster Synthesis Limited, was also disposed of in the reporting period.

Specialty Fine Chemicals consists of the former Business Units Custom Synthesis and Specialty Fine Chemicals plus the unit Clariant (Acetyl Building Blocks) GmbH & Co. KG (CABB). The business produces and markets silanes as well as organic precursors and intermediates used in crop protection agents, in fragrances and flavors, in photochemicals and as industrial fine chemicals.

Using state-of-the-art synthesis technology, Pharmaceutical Fine Chemicals supplies innovative and generic active ingredients as well as customer-specific late-stage intermediates manufactured to cGMP – current Good Manufacturing Practice – standards. It is also a service partner in the launch

Around 3 000 Clariant employees on the sales force, in quality control, research and development, or in one of the service centers, are always assisting customers.

of drugs, supplying everything from clinical materials to synthesis optimization and regulatory strategies. Pharmaceutical manufacturers throughout the world are among its customers.

Masterbatches

The Masterbatches Division's worldwide production network supplies color and additives concentrates and special multifunctional mixtures of these components. The combination of a worldwide presence and strong local partnerships makes Clariant a preferred supplier for plastics processors and the textile industry.

On the local level, each of the division's 54 production plants provides a complete technical service for all products and applications. Clariant thus enjoys unique technological competency in all the world's major markets and segments.

Division	Profile
Textile, Leather & Paper Chemicals – Textile – Leather – Paper	The division is one of the world's leading suppliers of specialty chemicals and dyes for the textile, leather and paper industries. Textile dyes include dispersion, reactive, acid and sulfur dyes. The Textile Business encompasses special chemicals for pretreatment, dyeing, printing and finishing of textiles. Optical brighteners and chemicals for functional treatment are also part of the range. The Paper Business supplies paper dyes, optical brighteners and process and pulping chemicals. The Leather Business produces chemicals for refining. Its offering includes all chemicals for finishing and dyeing as well as a complete range of wet-end chemicals.
Pigments & Additives	The division develops and produces pigments for paints and lacquers, for plastics and for special applications. The product range includes high-performance pigments to meet the exacting demands of the automotive and electronics industries. Printing pigments are supplied to the printing ink industry and, increasingly, for nonimpact printing, ink jet and laser printing. The core business also includes additives to improve heat resistance as well as light and weather resistance of plastics and paints. Halogen-free flame retardants are used in protective coatings, resins, thermoplastics and polyester fibers. The division's portfolio also includes high-quality waxes based on various raw materials.
Functional Chemicals – Detergents – Performance Chemicals – Process Chemicals	The division's products are based on surfactants and polymers. The Detergents Business, which offers anionic and cationic surfactants, as well as bleach activators, is a partner to the detergent industry. Performance Chemicals supplies such different industries as personal care products, crop protection, paints, lacquers and plastics. The Process Chemicals Business markets products and services for the production and refining of oil and natural gas and for metal-working, mining and the aerospace and automotive industry.
Life Science Chemicals – Speciality Fine Chemicals – Pharmaceutical Fine Chemicals	The division has two Businesses: Pharmaceutical Fine Chemicals and Specialty Fine Chemicals. The Pharmaceutical Fine Chemicals Business is a service partner for the launch of new drugs and supplies customer-specific late-stage intermediates with a high degree of synthesis, patented active ingredients and around 30 different generic active substances. Specialty Fine Chemicals covers a wide range of industrial applications with its silane derivatives, glyoxalic acid derivatives and diketene-based chemicals. It also supplies precursors and active ingredients for crop protection agents.
Masterbatches – Europe North – Europe West – Europe South – Special Markets – Asia – North America – Latin America	The division supplies color and additive concentrates and special mixtures of these components. The combination of a worldwide presence and strong local partnerships makes Clariant a preferred supplier for plastics processors and the textile industry. At the local level, each of the division's 54 production plants provides a complete technical service for all products and applications.

Markets	Products and services
Clothing, home textiles, technical textiles, garment leather, automotive leather, paper, packaging, construction	UV absorbers, fluorochemicals, paper dyes (Cartasol®), disperse dyes (Foron®), reactive dyes (Drimarene®), optical brighteners, and water, oil and dirt-repellent equipment
Paints, lacquers, coatings, plastics, automotive industry	Hostaperm® pigments, PV Fast®, Graphtol®, Novoperm® pigments, Reflex Blue® grades, Exolith®, Ceridust®, Licocene®, DPP pigments, aluminum paints
Detergents, rinses and cleaners, personal care products, aerospace, automotive and machine tools, crop protection, paints and lacquers, plastics, construction, oil and gas extraction, mining, pharmaceutical industry, chemical industry	Anionic, nonionic and cationic surfactants (Genapol®, Hostapur SAS®, Emulsogen®, Präpagen®, Genamin®), polymers and preservatives, Safewing®, Safeway®, Dodiflow®, Peractive®
Pharmaceutical and agrochemical industry, industries such as coatings, plastics, fragrances and flavorings	Pharmaceutical and agrochemical active ingredients, precursors, building blocks, Life Science Molecule Synthesis Center
Automotive, textile and technical fibers, electronic and electrical devices, home appliances, toys, medical devices, sporting goods, packaging	Cesa®, Hydrocerol®, Remafin®, Renol®, Omnicolor®, ColorWorks™

Technological skills and partnerships based on active dialogue with customers are key elements in maintaining an attractive portfolio. The ability to develop innovative products and services efficiently safeguards the customers' success and is essential to the sustained growth of the Clariant Group.

Total R&D costs


CHF mn
400
300
200
100
0
2002
2003
2004

R&D ratio

as a percentage of total sales


4
3
2
1
0
2002
2003
2004

Patent families

Around 160 new applications in 2004

Efforts that yield results

Research and development are the engine that drives innovation-based, sustainable growth. At 3.2% of sales, 2004 research and development spending was kept in an appropriate range to secure the future business.

In line with its strategy, Clariant focuses its efforts on innovative applications in business areas offering attractive, value-based growth opportunities. By doing so, it not only extends its position in existing markets but also develops completely new markets.

Expenditure on research and development in 2004 totaled CHF 274 million.

Innovations that meet market requirements

Businesses. At Clariant, research and development is decentralized and carried out in the businesses,

Efficient processes and a cross-divisional exchange of know-how ensure a fast pace of innovation with commercial results.

which prioritize projects on the basis of market requirements and the prospects of success, and assume full responsibility for their implementation. This proximity to their markets enables the divisions to translate market potential and customer requirements into commercial products and services efficiently and with a fast pace of innovation.

Finally, systematic and extensive patent protection affords the results long-term protection against third parties.

Group Function Technology. With cross-divisional excellence teams, the Group Function Technology explores additional potential for innovation, with efficient processes shortening the innovation cycles. This function is also tasked with bringing in external research skills through cooperation arrangements and developing new business areas and technology platforms for Clariant.

Group-wide projects

Although the development of new business areas and technology platforms often involves particular risks, it also offers attractive growth opportunities. Therefore, where projects are of interest to more than one division, the Group Function Technology

Clariant is a global leader in numerous technologies and possesses unique know-how in many areas of application.

assists with project management and provides start-up financing. The operational implementation of the projects, however, is the responsibility of the businesses.

Competitive core technologies and production processes are a basic requirement if innovations are to be translated rapidly into products and customer services. Of key importance in this context are cross-divisional centers of excellence such as the Nanotec Lab in Reinach, Switzerland, which develops processes for manufacturing stable micro and nano emulsions. Projects in the field of UV stabilizers, oil services, pharmaceutical and textile chemicals have been successful and produced innovative results.

New Business Development, which is assigned to the Group Function Technology, has started to develop a new business. This involves nanometer-thin, multifunctional coating systems based on polysilazanes. Marketing of the first products for anti-corrosive metal coatings is at an early stage.

Cross-divisional knowledge management
The business-specific know-how accumulated by Clariant is made available throughout the group in order to accelerate the innovation process. Apart from computer-supported data management, the most important source of knowledge transfer is personal dialogue.

Cross-divisional core technology teams extend the know-how in the key technologies that are most important to Clariant and ensure that it is used throughout the company. One example is the Process Development Network, a cross-divisional team of process engineering experts who critically assess new development projects and larger investment projects. The more intense exchange of know-how associated with this helps to constantly improve the investment process.

Cross-divisional teams in Asia, the US and Europe generate new ideas for the innovation pipeline from regional and country-specific trends in markets and technologies. They are therefore an important part of a global ideas network that aims to provide a systematic innovation process.

Selected partnerships
Where subjects are of fundamental and strategic importance, Clariant regularly cooperates with universities and scientific institutions of international standing. The global network currently comprises around 60 institutions and universities.

At special trade fairs and conventions, Clariant forges links with young companies, thereby preparing the way for future cooperation. The resulting partnerships – in various areas of nanotechnology and process technology, for example – are extremely important when it comes to extending the Clariant product and technology portfolio.

Clariant currently has a global research network comprising around 60 universities and scientific institutions.

Pipeline: for example polysilazanes
These are silicon-based polymers that offer a variety of possibilities for manufacturing ultra-thin, multifunctional coatings. Unique in this context is a purely inorganic polysilazane which serves as a precursor to the manufacture of surfaces from pure silicon oxide, SiO_x. This solvent-based system can be used to gently coat a wide variety of substrates. At the same time, it is an interesting alternative to very expensive processes such as vacuum coating.

Polysilazane-based coatings have a broad range of possible applications, stretching from nonscratch surfaces, corrosion protection and barrier coatings through to easy-to-clean coatings and antigraffiti coatings.

Clariant is a global leader in multifunctional, polysilazane-based coatings. The young and motivated New Business Development team is working on this new technology's synthesis, applications and implementation. The numerous patent applications are proof of the company's performance and also safeguard its know-how. Clariant is working together with well-known German and foreign research institutes and key customers in various areas to develop marketable solutions such as AgTive™, a coating that prevents tarnishing of silver.

Its outstanding ability to translate market potential and customer requirements into innovative products and services makes Clariant the preferred partner in specialty chemicals.

Over the last two years, Clariant has paved the way for the market launch of new products. The first projects are currently at the piloting stage. In the field of corrosion protection for highly reflective aluminum, Clariant was able to demonstrate industrial feasibility on a coating system. In two to three years, it expects sales in this area to be in the tens of millions.

The industrial feasibility of a further project was demonstrated in close cooperation with an institute. Barrier coatings aim to prevent gases from penetrating surfaces. They can therefore be used to prevent oxygen from penetrating food packaging. Technical applications include organic light emitting diodes – OLEDs – made from plastic compounds, where barrier coatings prevent the penetration of water vapor.

Clariant is committed to generating genuine, sustainable added value. This requires striking a careful balance between ecological, social and economic demands, the highest priorities being personal safety and environmentally sound products and processes.

Water consumption


m³ mn
200
150
100
50
0
2000
2001
2002
2003
2004¹

Energy consumption


gigajoules mn
20
15
10
5
0
2000
2001
2002
2003
2004¹

CO_2 emissions


tons thousands
750
500
250
0
2000
2001
2002
2003
2004¹

NO_x emissions


tons
1 250
1 000
750
500
250
0
2000
2001
2002
2003
2004¹

[1] These figures had not yet been finalized as we went to press. Definitive figures are available at www.esha.clariant.com.

Commitment to sustainability

The mandatory principles on environment, safety and health – ESH – are laid down in the group's ESH regulations. They form an integral part of business processes and strategic planning at Clariant.

Group ESHA has built on the group's principles by drawing up an ESH strategy and a set of guidelines and targets that are mandatory worldwide and by assigning responsibilities.

As well as complying with national laws and regulations, the ESH policy also fulfills the goals of the "Business Charter for Sustainable Development" defined by the International Chamber of Commerce and the "Responsible Care" initiative of the chemical industry.

EU White Paper. In 2004 the European Union continued its work on drafting the REACH legislation on chemical policy. However, owing to the elections in June, the law could not be given a first reading in the European Parliament. Moreover, a new EU Commission was appointed in November. Both these bodies and the chemical industry associations have been informed in detail about the problems expected to arise from the draft legislation, especially with regard to practical implementation.

In 2005 various processes and standards will be further centralized and made more uniform.

Alternative proposals are currently being drafted with the aim of presenting a more workable law. Given the great significance of this development, Clariant has declared its willingness to participate in the joint industry-Commission pilot trial designed to test the processes for registration of chemicals.

Coordinated cooperation and training

The ESH managers maintained their triedandproven, intersite cooperation throughout 2004. However, the reorganization of Clariant also affects ESHA. The annual coordination workshop in October 2004 set the stage for the changes, the new line of responsibility came into effect in January 2005. It runs from the sites to the local group companies to the Corporate Center and will contribute to greater harmonization of the ESH standards.

Effective control mechanisms

The ESH managers for the individual sites and the group have at their disposal a number of effective and easy-to-use mechanisms and controls with which to implement the guidelines. They are defined centrally, standardized globally and adapted continually with ESH measures ensuring effective monitoring of risks. Damage potential and liability risks are promptly identified and can thus be monitored to prevent escalation.

Operational risks are identified with the assistance of a software-supported risk portfolio. This gives indications for the most effective use of available resources, thus making it possible to define priorities for preventive measures and monitor implementation.

Resource consumption, emissions, waste management and occupational safety are monitored at all facilities according to 40 key indicators, which are then evaluated centrally. The data collected is compared against internal and external benchmarks. This makes it possible to measure success and to detect and eliminate weaknesses along with their possible causes.

Regular internal and external audits ensure independent monitoring of compliance with laws and guidelines. With their wealth of experience spanning the different sites, the auditors also support the transfer of know-how throughout the group.

In 2005 this triedandtested system of regular ESHA audits will be further centralized and made more uniform. For this purpose, group lead auditors will audit the facilities together with experts from the specialist departments and countries.

Integrated product policy

For Clariant, integrated product policy means the inclusion of environmental and safety issues in all processes along the entire value chain. Even at the stage of supplier selection, price and quality are not the only criteria: a special appraisal mechanism is used to assess suppliers' compliance with ESH requirements. At the same time, Clariant provides its customers with comprehensive information and services to ensure that its products are used in ways that are safe and not harmful to the environment, and that they can be properly disposed of.

Efficient emergency management

Clariant has a global incident reporting and emergency management system. All information concerning products, processes, technologies and the necessary emergency measures can be retrieved whenever the need arises. Incidents are reported to the group within the shortest time, triggering an emergency procedure structured around various levels. This procedure is tested repeatedly in extensive drills at all three levels – local, national and group.

Internal and external benchmarks are employed to measure success and to identify and remedy any weak points.

Constant improvement

Resource consumption and pollutant emissions were substantially reduced in 2004 again. Compared with the previous year, energy consumption fell by 8% and CO_2 emissions by 8.5%. This was due primarily to ongoing optimization of energy generation and of production processes. The number of accidents in 2004 was again as low as in previous years.

Every year Clariant invests considerable sums in safety and environmental protection. Almost CHF 50 million invested in 2004 was below the level of previous years. One important reason is that Clariant factors in environmental protection at the product development stage and with the introduction of new processes and products.

Improvements to existing plants always try to get to the root of the problem and not merely to combat symptoms. As a result, the improvements take many different forms.

Tianjin, China. A new wastewater treatment plant has come on stream. With its capacity of 1 100 cubic meters a day, it will ensure environmentally compatible growth in a promising market.

Thane, India. The facility has developed and successfully commissioned a new plant for burning briquets made from biomass. As a result, the facility no longer needs to use fossil fuels, and the emissions of SO_2 from energy generation will be reduced by 70%. Since it has also reduced NO_x emissions, the Thane facility now meets European emission standards.

Suzano, Brazil. A new catalytic oxidation method for malodorous, amine-containing waste gases considerably improves the site's entire emission balance sheet.

Muttenz, Switzerland. A new process prevents the formation of hydrogen in a saponification reaction. By tackling the problem at the root, Clariant has eliminated a possible explosion risk and made significant investment in safety technology unnecessary.

In the operations of a third-party firm working on the site, a new production process gives rise to a gas containing butane and toluene. Clariant, which operates the site infrastructure, recovers these two energy sources and uses them as fuel in waste incineration. This approach is a cost-effective solution to the disposal problem and at the same time cuts CO_2 emissions.

Selby, UK. At this facility, wastewater with a low phenol content has incurred high disposal costs. As part of a project, a process was developed that enables Clariant to recover the phenol and use it again in production. Since equipment that was no longer needed in Muttenz was used to build the plant, investment was kept low and substantial disposal costs were avoided.

Ahrensburg, Germany. In a project conducted jointly with the authorities and outside consultants, Clariant analyzed noise emissions from about 200 different noise sources, identifying seven main sources. Specific measures significantly reduced the noise emissions at these points and greatly eased the noise-related disturbance in the neighborhood.

In 2004 energy consumption was reduced by 8% and CO_2 emissions by as much as 8.5%.

Masterbatches Division. The division has made infrared photography mandatory at all plants, in order to systematically identify heat build-up at faults in electrical components and cables, so-called "hot" contacts. Defective electric circuits can be identified before they become a problem and potential causes of fires eliminated.

Group ESHA. Coordinated by Group ESHA, a cross-divisional program was initiated in 2004 to further increase production safety. As part of this program, additional risk analyses are being conducted worldwide for selected processes.

No. of accidents

involving loss of working time

per 200 000 working hours



1.5
1.0
0.5
0
2000
2001
2002
2003
2004[1]

ESH investments

CHF mn



75
50
25
0
2000
2001
2002
2003
2004[1]

[1] These figures had not yet been finalized as we went to press. Definitive figures are available at www.esha.clariant.com.

In 2004, considerable progress was made in restructuring the company. Decisions were taken on the scale and timing of the unavoidable layoffs, and management positions were adapted or created.

Number of staff


thousands
30
25
20
15
10
5
0
2002
2003
2004

Breakdown by region


thousands
20
15
10
5
0
Europe
America
Asia, Africa
Australia
2002
2003
2004

Staff costs


CHF mn
2 500
2 000
1 500
1 000
500
0
2002
2003
2004

Socially responsible layoff schemes

Linked to the Clariant Performance Improvement Program, the group's restructuring – see also page 20 – will result in the loss of roughly 4 000 jobs. Layoffs are to be made worldwide in as socially responsible a manner as possible. Social layoff schemes have therefore been agreed in all countries affected. In working out these schemes, each country was viewed individually and without resorting to prescribed guidelines. The aim was to create suitable conditions for the layoffs in a local context. The country organizations were tasked with drawing up appropriate proposals and, where necessary, liaising with employee representatives. This process was examined at group level to determine mainly the costs involved and whether the group's expertise will be secured for the long term.

Country-specific layoff schemes support those affected by the job cuts.

In each case, the employees who must leave Clariant are identified via a multistage process at various levels of management. In addition to current and future operating requirements, key factors in the decision include the employees' personal profile, such as age, qualifications and motivation. Final decisions are made by country management.

The total payroll declined by 8.3% in 2004. Besides the restructuring program, this was due to natural attrition and disposals. In the year under review, these included the sale of the Electronic Materials Business to The Carlyle Group in the US, the sale of Lancaster Synthesis Limited's global business to Johnson Matthey Plc of the UK, and the sale of the Japanese subsidiary Clariant Polymers K.K. to the Nippon Synthetic Chemical Industry Co. Ltd. The rights of the employees affected were secured by transfer agreements whenever possible.

Efficient nomination process

Due to the new group structure, Clariant has needed to fill a number of adapted or newly created management positions. The evaluation and nomination process benefited from the Clariant Human Resource Information System – CHRIS – developed in past years. The system supports internal personnel development since group-wide screening makes it easier and quicker to identify suitable candidates.

Fostering successors

Clariant sets store by the individual development of senior technical and managerial staff. Through a broad range of training programs, it equips employees with state-of-the-art expertise and builds basic managerial skills. In 2004, Clariant developed the Regional Management Program – RMP – in cooperation with the University of St. Gallen, Switzerland, and the Ross School of Business at the University of Michigan in the US. This closes the gap between the training programs available to those just starting a career and the programs for senior management. The program's regional focus reflects the cultural and business aspects peculiar to each of the countries in question. More than 60 young managers from Asia have already taken part in the RMP.

Results-driven remuneration

Due to the company's financial situation, the Group Bonus Plan and Long-Term Incentive Plan, which provide the performance-related component of middle and senior managers' remuneration, remained suspended in 2004. In 2005, these plans will be replaced with a retroactive payout fixed at 50% of the target value.

At the beginning of 2005, the new Clariant Executive Bonus Plan – CEBP – came into effect. This takes account of the company's new structures and is able to respond quickly to changing situations, as the total amount paid out is dependent on the group's current performance. The performance of the separate divisions and functions determines the allocation of the overall bonus payment. Individual bonuses will only be paid to managers with an outstanding track record who are nominated and approved by the Board of Management.

The new Clariant Executive Bonus Plan rewards employees with an outstanding track record.

In 2004, Clariant continued to develop its central risk management system. The measure sheets drawn up during the restructuring proved to be useful control tools.

Control and optimization

Internal and external audits review and constantly optimize all the elements of risk management. The central risk management team supplements specific risk evaluations assigned to the internal audit, Treasury, ESH, legal, insurance management and other areas, enabling management to carry out an integrated risk assessment.

As the central risk management system was developed during the course of the financial year, extended risk assessments were carried out on larger investments and complex contracts. At the same time, the systematic documentation of the main business risks was updated and expanded.

The Clariant Risk Management System will in future enable the central consolidation of all control tools across the group.

Environment, safety and health

In order to minimize possible risks for the environment, safety and health, the relevant parameters from all the company's sites are analyzed centrally. Operational risks can be pinpointed by means of a software-assisted risk portfolio. Further information on this subject can be found on page 30.

Financial risks

Based on the directives issued by the Board of Directors and the Board of Management, the Treasury department records, monitors and manages financial risks by means of a comprehensive analysis and evaluation system. The financial instruments used are simple and can be evaluated at any time.

Currency risks. International exchange rate fluctuations impact on the company's assets and earnings, which are reported in Swiss francs. Transaction risks arise from imbalances in the payment streams between the various currencies. Clariant partly hedges these risks by means of options, spot transactions or forward transactions.

Clariant addresses translation risks by adopting a business behavior geared to defensible exchange rates. The aim is "natural" hedging.

Interest rate risks. Clariant manages the risks associated with changes in interest rates primarily by maintaining the right balance between fixed and variable interest rates and their maturities. The exchange rates of liabilities are carefully managed.

Investment risks. The company invests on the international financial markets in order to manage its liquid assets. Cash reserves are invested with first-class banks.

Liquidity risks. Current and future cash flows are carefully monitored. Imbalances can be offset at any time through cash reserves, realizable securities and credit lines from the company's banks.

Computer risks

Business-critical software is operated in a central computer center with two physically separated server parks. The company's global network is managed centrally, and its architecture is parallel to deal with failures or breakdowns. Reliable and permanently updated tools guard against virus attacks. Emergency drills are practiced on a regular basis.

Contingency risks

The company makes reserves or concludes insurance policies to protect it against risks arising from product liability or litigation. Additional security comes from credit lines from banks and liquidity reserves. Potential inherited liabilities arising from acquisitions or spin-offs are limited through contractual agreements whenever possible.

Safety is the product of experience plus communication


Clariant
WASCOSA AG
CH 6300 Zug

Like his German counterparts, an Indian employee knows that the rope securing him when filling a tank must be attached to a building and not to the tanker truck. This is a direct result of the way in which Clariant applies the same standards of training and enforces the same safety regulations all over the world. While one program promotes hygiene and tidiness at the workplace, there is also a Safety Training and Observation Program called "STOP". Clariant also operates a mentoring system in which experienced employees act as mentors for junior colleagues and has a database providing information on all its substances and how they should be handled.



The cumulative experience of thousands of employees provides an ideal safety net for each and every individual. And because even the most trivial incidents are reported, recorded and made known to those who need to know, anyone entrusted with dismantling a disused plant, for example, will know why he needs to wear a protective suit. He will know that there may still be harmful residues in the pipes even if the gauges are all pointing to zero. Clariant makes safety experts of all its workers so that they can protect themselves, avoid mistakes and warn others of potential mistakes too.



Quicker to market with the gleaming fall-leaf red



[illegible] is money. Which is why Clariant operates [illegible] ColorWorks Centers worldwide – three in [illegible] US, one in Europe and two in Southeast [illegible] – at which it saves designers and manu- [illegible] both time and money, whether they [illegible] working on the color of a new toy, house- [illegible] appliance, computer housing, car com- [illegible] or the packaging of designer merchandise. With ColorWorks, they can simulate their color concepts in a matter of seconds, evaluate the 3-D visualization on screen and make whichever changes they want, whether in color, nuance, surface texture, finish or transparency. Clariant then formulates a masterbatch and a job that used to take weeks has been completed in a matter of hours.



Clariant is one of the world's most important manufacturers of masterbatches, the color and additive concentrates used to modify and optimize plastics. Masterbatches are made of pigments, additives and what, as a rule, are colorless plastics such as polyethylene or polyester. These components are then mixed together, melted and extruded as warm "spaghetti" into a water bath. After cooling, they are fed into a granulator and reduced to a grain size of 3 mm in diameter to facilitate precision dosing by the customer.



Mining value



Salt rock extracted from potash mines is finely ground in mills and upgraded by using flotation cells. Clariant process chemicals added into the flotation cells – flotation agents (frothers and collectors) – are applied to separate potash from halite and other gangue minerals. The reagents induce water repellency on the surface of the potash crystals. These crystals thus adhere to air bubbles simultaneously blown into the cell and rise with them to the surface of the pulp where the potash can be skimmed off. After drying, the purified potash is processed to produce mineral-based fertilizers and products for the chemical industry.



… potash mine wanting to extract potash chloride from raw salt mined from the bowels of the earth. Making this dream come true means using the flotation method – for which Clariant can supply highly effective reagents – and a perfectly tuned reagent regime. Every one or two hours, mine employees take samples, analyze them, and feed the results into the process control unit so that production can be constantly optimized. Clariant Mining Chemicals enable mines all over the world to mine value.



Regional developments

The world economy grew strongly in 2004, especially in the US, China and the rest of Asia. Clariant capitalized on the market opportunities presented by this trend and translated it into its own growth – especially in China, Pakistan and the ASEAN countries, in Brazil and Argentina, eastern Europe, Turkey, and in Germany and Switzerland.

Sales by region

Total 2004: CHF 8 530 mn


21% Asia/Africa/Australia
1 799 mn
49% Europe
4 154 mn
26% Americas
2 191 mn

* Discontinued businesses CHF 386 mn (4%)

Changes in exchange rates

against CHF


%
USD
EUR
GBP
10
5
0
- 5
- 10
- 15

Market conditions

Market conditions developed positively worldwide. Global economic growth persisted, particularly in the US, China and the rest of Asia, and Europe remained on the path to economic recovery.

Geopolitical risks also persisted. Raw material prices were higher in 2004 than the previous year as oil and gas prices increased further.

Currency trends

The major European currencies developed positively against the Swiss franc. However, the US dollar and currencies in Asia and Latin America declined significantly versus the Swiss franc.

Compared to the sales-weighted average exchange rates of the of the previous year, the pound (up 4%) and the euro (up 2%) continued to appreciate against the Swiss franc. The most important currency that was significantly lower against the Swiss franc was the US dollar (-7%). All main Latin American and Asian currencies also lost ground against the Swiss franc.

In Greater China, growth rates in both Swiss francs and local currencies are in the double-digit range.

In the continuing operations, the exchange rate spreads between the major currencies had a negative, currency related impact on group sales of -2% yearonyear.

Sales by region

Europe. In 2004, sales in Europe accounted for 51% of Group revenue from continuing operations. On a comparable basis, revenues increased by 5% in Swiss franc terms and 3% in local currency terms.

At the country level, the picture was mixed. While Germany showed healthy sales growth – +9% in CHF and +8% in local currency terms – sales in the UK, hampered by a strong pound, decreased.

Americas. Sales in the Americas contributed 27% of group revenue from continuing operations in 2004. Sales increased by 10% in local currency terms and by 4% in Swiss franc terms.

Except for the euro and the pound, all major currencies lost ground against the Swiss franc.

In the US, sales increased by 5% in local currency terms. In Latin America, sales growth was strong in both Swiss franc and local currency terms. Substantial sales growth was achieved particularly in Brazil and in Argentina.

Asia, Africa, Australia. In 2004, sales in Asia, Australia and Africa contributed 22% of group revenue from continuing operations. Sales grew by 8% in local currency terms and by 4% in Swiss franc terms.

Substantial sales growth in Swiss franc terms (as well as in local currency terms) was achieved especially in China, Pakistan and the ASEAN countries. Sales in Greater China (China, Hong Kong and Taiwan), which has taken over a leading role in Asia and where Clariant's sales will soon be higher than those in Japan, posted double-digit growth rates, both in Swiss franc and in local currency terms.

Clariant reported solid results for the full year 2004, with sales on a like-for-like basis increasing 7% in local currency terms. Operating income before exceptional items rose by CHF 82 million to CHF 633 million, while operating margins before exceptional items climbed to 7.4%, from 6.8% a year earlier. Operating cash flow surged to CHF 806 million, from CHF 327 million. Growth was robust across all regions, especially in the Americas and in Asia.

Overview

Sales in local currency terms on a like-for-like basis for the full year totalled CHF 8.530 billion, up from CHF 8.075 billion a year earlier. Volume growth – at 9% – was particularly strong. Sales growth on a continuing basis was highest in the Americas region, up

Clariant achieved an extremely high growth in volume, substantially reduced its net debt and more than doubled its operating cash flow.

10% in local currency terms, followed by Asia, Australia and Africa, up 8% while European sales were 3% higher.

Price increases were achieved in the fourth quarter, bringing the average price erosion for the full year down to 2%. Clariant expects to continue increasing prices in 2005. Negative factors over the period included the effect of higher raw material prices, which rose by approximately 2% for the full year, and the relative weakness of the US dollar against the Swiss franc. Gross margins were slightly lower, at 31.7% from 32.0% a year earlier mainly because of higher raw material prices and continuing price erosion in some product lines.

Operating income before exceptional items and amortization of goodwill improved to CHF 633 million from CHF 551 million over the same period in 2003, on a like-for-like basis. EBITDA before restructuring and disposals grew 4%, to CHF 949 million, from CHF 916 million.

Overall, Clariant closed the financial year in excellent financial health. The company sharply reduced net debt levels in 2004, to CHF 1.090 billion, from CHF 2.905 billion a year earlier, a reduction of 63%.

Growth was strong across most business units, particularly in service-driven areas, such as Coatings, Textile Chemicals, and Performance Chemicals. Businesses that continued to face pressure include Textile Dyes and Pharma Chemicals, where overcapacities in the industry prevented a satisfactory performance.

Functional Chemicals reported a 15% increase in sales in local currency terms, followed by Masterbatches, at 8%, Pigments & Additives at 6% and Textile, Leather & Paper Chemicals, at 3%. Only Life Science Chemicals posted negative numbers, with a 4% decline. EBITDA margins before exceptional items improved in every division, particularly in Pigments & Additives, where they rose to 15.2%, from 13.5% due to very strong volume growth, and in Masterbatches, where they climbed to 11.9%, from 11.0% also because of higher volumes.

Sales and operating result

Group sales. Sales from continuing operations in 2004 were 6% higher in local currency terms and 5% higher in Swiss francs. Growth on a like-for-like basis was 7% in local currencies and 6% in Swiss francs.

Strong volume growth in 2004 amounted to a 10% increase (of which 8% from continuing operations), compared with the prior year, offsetting the 2% decline in average prices.

An improvement in the pricing climate was observed in the second half of the year, with several Businesses managing to increase prices. All divisions – with the exception of Life Science Chemicals – increased sales in local currencies.

Gross margin. Compared with the previous year, the gross margin increased slightly in 2004. This was driven mainly by strong volume growth, which also

Strong growth in volumes offset the decline in average selling prices in 2004.

resulted in better capacity utilization. Additionally, production infrastructure costs were reduced during the year. These positive factors offset lower selling prices, higher raw material costs and a one-time devaluation of inventories related to a fire at Lancaster Synthesis in the UK.

Marketing and distribution costs. These costs as a percentage of sales decreased from 15.5% to 15.0% yearonyear. The main factor in this trend was a decline in warehousing costs in absolute terms.

Consolidated sales

Total 2004: 8 530 CHF mn

CHF bn


10
8
6
4
2
0
2002
2003
2004

Sales by division

Total 2004: CHF 8 530 mn


12% LSC5
1 028 mn
*
27% TLP1
2 203 mn
13% MB4
1 108 mn
23% FUN2
1 977 mn
21% PA3 1 828 mn

1 Textile, Leather & Paper Chemicals
2 Functional Chemicals
3 Pigments & Additives
4 Masterbatches
5 Life Science Chemicals
* Discontinued businesses CHF 386 mn (4%)

Net debt

CHF bn


5
4
3
2
1
0
2002
2003
2004

Administration and general overheads. In 2004 this item increased both in absolute terms and as a percentage of sales from 6.6% to 6.7%. The main reason for this trend was non-recurring costs related to the Transformation Program – for example IT and consultant costs – incurred during the whole year.

Restructuring expenses and impairments. Expenditures of CHF 136 million in 2004 included mainly activities in Europe, in particular Germany (closure of the AZO Pigment facility in Knapsack), UK (restructuring of leather manufacturing at Selby, downsizing of the biocide operations at Oswaldtwistle and of LSC activities at Sandycroft) and Switzerland (restructuring activities affecting the TLP Division).

Book gain on disposals. The gain of CHF 63 million in 2004 stems from the sale of the Electronic Materials business unit and book losses related to the sale of the minority stake in SF-Chem. It also includes the disposal of the Emulsion operations in Japan and of the worldwide businesses of Lancaster Synthesis.

The strong growth in volumes plus the related improvement in capacity utilization were instrumental in achieving a slight increase in the gross margin.

Financial net result. The result improved mainly owing to higher interest income as a result of increased average liquidity and to lower interest expenses resulting from the reduction in financial debt in 2004.

Average gross financial debt was cut from CHF 4.0 billion in 2003 to CHF 3.2 billion in 2004.

Exchange rate losses amounted to CHF 32.2 million in the fourth quarter 2004 and were mainly related to operations. Exchange rate losses for the full year 2004 amounted to CHF 75.5 million.

Tax expenses. The high tax rate can be explained by two effects: On the one hand it was influenced by the large proportion of profits generated in countries with high tax rates. On the other hand, current restructuring costs generated losses for which as a precaution no tax credits were capitalized.

Net income. This came to CHF 150 million in 2004, compared with CHF 161 million the previous year.

Balance Sheet

Total assets fell from CHF 8 003 million in 2003 to CHF 7 805 million in 2004. Several factors contributed to this development. First, disposal of businesses brought about a substantial reduction in fixed assets, inventories and, to a lesser extent, accounts receivable.

Furthermore, strict management of operating capital was enforced. This was especially evident in net current assets, where, despite growth in sales of continuing operations, a reduction in trade receivables and inventories was achieved. In addition, capital expenditure was again kept to a minimum and was considerably below depreciation of fixed assets.

Net operating assets, which declined to CHF 3 348 million at year-end from CHF 4 145 million one year ago, reflect these effects.

Gearing – net financial debt as a ratio of equity capital including minorities – declined from 234% in 2003 to 48% in 2004. This development resulted mainly from the capital increase that took place in April 2004 which bolstered the group's equity with an additional CHF 877 million. The improvement was further supported by the disposal of subsidiaries and shareholdings in associated companies, which generated a cash flow in the amount of CHF 385 million.

The calculation of gearing includes financial debts, cash and cash equivalents and in addition short-term financial deposits with a maturity of more than 90 days. These are reported under "Other short-term assets" and amounted to CHF 87 million at the end of 2004.

The capital increase of April 2004 bolstered the firm's equity by a further CHF 877 million.

After factoring out the disposals, net current assets (defined as inventories plus accounts receivable and liabilities from sales and services) decreased slightly despite an increase in sales from continuing activities.

Even though the current economic conditions make it difficult to enforce tight payment terms on customers, trade receivables were reduced even more than the previous year. Inventories also saw a decrease, which is a result of the efforts undertaken to streamline the group's activities.

Cash flow

The major event affecting the cash flow statement was the capital increase that took place in April 2004. The impact of this transaction can be seen in the line "Proceeds from issuance of share capital" in the section "Consolidated statement of cash flows."

The second important element of the cash flow statement is the divestitures that were completed during the course of the year. They are reported under "Proceeds from the sale of discontinuing operations, subsidiaries and associated companies" in the same section.

The disposals make it slightly more difficult to reconcile the development of balance sheet items from the prior to the current year with the changes shown in the cash flow statement. The numbers reported in the cash flow statement are shown net of the effect of disposals and changes in foreign currency exchange rates.

Liquidity has increased appreciably owing to the capital increase and the disposal of business activities.

Net of these effects, Clariant reported a decrease in inventories and accounts receivable. Capital expenditure was substantially below investments reported for the prior year and also below depreciation; this had a positive impact on cash flow before financing, which was much higher than the previous year.

Liquid funds increased substantially as a consequence of the capital increase and the disposals.

Another important feature of the cash flow statement was the repayment of almost CHF 1.2 billion short-term and long-term financial debt.

Earnings per share

The total number of shares was 230 160 000 at the end of 2004. This figure includes the capital increase of April 2004 which lifted the total number of shares by 76 720 000 from 153 440 000 in 2003.

Of the total number of shares, 227 037 599 were circulating at year-end and the remaining 3 122 401 were treasury stock.

The average number of outstanding shares used to calculate earnings per share was thus 210 865 937 compared with 172 746 036 for the prior year on a comparable basis. The term "on a comparable basis" means that the weighted average amount of shares outstanding reported for last year – 149 823 102 – was multiplied by the adjustment factor 1.15 to account for the dilution caused by the capital increase.

Earnings per share amounted to CHF 0.71 compared to CHF 0.93 for 2003 on a comparable basis.

Reduction of par value

The Board of Directors proposes a reduction in the par value of the shares by the amount of CHF 0.25 per registered share. The total sum earmarked for capital reduction thus comes to CHF 57.5 million or 38.4% of net income of the group.

Sale of business activities and shareholdings

In the reporting period Clariant sold its Electronic Materials business unit, which had been part of the Life Science & Electronic Chemicals Division. The activities have been reported as discontinued operations since 2003.

In the UK and the United States the activities of Lancaster Ltd, which were also part of the Life Science & Electronic Chemicals Division, were sold.

In Japan, Clariant Polymers K. K., part of the Textile, Leather & Paper Chemicals Division, was sold.

In Switzerland, shareholdings in the associated company SF-Chem AG, also part of the Textile, Leather & Paper Chemicals Division, were sold.

The Textile, Leather & Paper Chemicals Division lifted its sales in local currencies by 3% year on year. This translates into a 1% increase in sales in Swiss franc terms. EBITDA[1] came to CHF 233 million, equating to a margin of 10.6%.

Sales



CHF mn
2 500
2 000
1 500
1 000
500
0
2002
2003
2004

EBITDA[1]



CHF mn
300
250
200
150
100
50
0
2002
2003
2004

EBITDA[1] margin



%
20
16
12
8
4
0
2002
2003
2004

[1] Before restructuring and disposals

Business performance

Textiles chalked up significant progress particularly in China, Latin America and Turkey. Prices for textile dyes remained under pressure.

The Textile Chemicals Business performed well. Its presence in Asia continues to be selectively expanded. There was brisk demand for the water-, soil- and oil-repelling products in the Nuva product range. Business with emulsions also expanded.

The Paper Business also recorded marked volume growth, primarily in Latin America, Asia and the Middle East. In the key US market, it experienced particularly strong growth, while in Europe, growth was weak.

Clariant has a strong position in the Chinese paper dyes market, from which optical brighteners also benefited in the last financial year. In this sector, Clariant has a clear lead over local competitors in terms of quality.

The Leather Business was able to increase its sales volume sharply, primarily in China and Latin America. Business with finishing products, such as for leather fittings in vehicles, performed particularly well, while wet-end products and dyes suffered losses.

Outlook

From 2005 onwards, the Division will be operating its dyes and chemicals business as one combined Business. This will result in synergies and new marketing opportunities and allow the Division to sharpen its focus on customer needs.

In the textile industry as a whole, the influence of globally active commercial chains will continue to grow. These chains rely on globally active suppliers with global quality standards. Ever faster changing fashion trends are resulting in equally short-term fluctuations in demand and making production planning more difficult. In addition, the end of the WTO agreement on textiles and clothing is boosting Chinese manufacturers to the detriment of Europe and the traditional textiles nations such as Turkey and the countries of South East Asia.

The Leather Business expects rising demand for automotive leather products from Asia and Latin America.

The Paper Business intends to continue growing, primarily in China, where it is planning additional production capacity for optical brighteners. New applications for paper are set to increase sales revenue from emulsions.

The Division recorded gratifying volume growth and is selectively expanding its activities.

The Pigments & Additives Division lifted its sales in local currencies by 6% year on year. This translates into a 5% increase in sales in Swiss franc terms. EBITDA[1] came to CHF 278 million, equating to a margin of 15.2%.

Business performance

In the Coating Industries Business, the Division increased its sales sharply, primarily in Asia, the NAFTA region and Latin America. Due to continued consolidation in its customers' industries, the extended key account concept had a particularly positive impact.

The automotive segment and the decorative and fire-retardant coatings segments benefited more than most. The trend in consumer goods towards colorful designs with rich, matching colors had a positive impact on business performance.

New products and the generally high demand for plastics contributed to a good result.

The Printing Industries Business achieved marked growth with new non-impact printing products, while demand for traditional printing pigments was unsatisfactory. Here, competition from China and India continued to grow.

The Plastic Industries Business was able to gain market share with products such as antioxidants, pigments and, in particular, waxes. In addition, volume growth in all regions was supported by generally high demand for plastics and the resulting demand for Clariant products.

Specialized Industries recorded gratifying growth in the polishes, formulations and agro segments. In contrast, the cosmetics and chemicals segments turned in a weak performance, primarily in Europe.

In the financial year 2004, the Pigments & Additives Division put into operation a new production plant for innovative, halogen-free flame retardants, which are sold under the protected name Exolit®.

It also completed construction of a new production plant for red pigments based on diketopyrrolopyrrole (DPP). These pigments are an innovation for Clariant and an ideal addition to the portfolio. The foundation stone was laid for a production plant for Licocene®. This plant is the first in the world to manufacture waxes based on metallocene catalysis.

Outlook

The Division expects further good growth in 2005 and solid growth rates for specialties such as pigments for nonimpact printing. The new plants for fire retardants and red pigments will also contribute to the sales growth.

Sales



CHF mn
2 500
2 000
1 500
1 000
500
0
2002
2003
2004

EBITDA[1]



CHF mn
300
250
200
150
100
50
0
2002
2003
2004

EBITDA[1] margin



%
20
16
12
8
4
0
2002
2003
2004

[1] Before restructuring and disposals

The Functional Chemicals Division lifted its sales in local currencies by 15% year on year. This translates into a 13% increase in sales in Swiss franc terms. EBITDA[1] came to CHF 273 million, equating to a margin of 13.8%.

Sales


CHF mn
2 500
2 000
1 500
1 000
500
0
2002
2003
2004

EBITDA[1]


CHF mn
300
250
200
150
100
50
0
2002
2003
2004

EBITDA[1] margin


%
20
16
12
8
4
0
2002
2003
2004

[1] Before restructuring and disposals

Business performance

With strong volume growth and strict cost management, the Detergents Business met its targets despite worldwide increases in commodity prices, primarily for fatty alcohols.

The Performance Chemicals Business was able to raise its sales sharply owing, among other factors, to increased demand from the construction industry in North America and Europe. The Business also benefited from the trend in the construction industry towards the increased use of polyethylene-glycol-based super plasticizers.

In Latin America, the sales revenue generated from the agrochemical industry rose sharply. In the cosmetics sector, the Business was able to increase unit sales, although the ongoing trend towards less costly ingredients prevented margin growth.

Thanks to strict cost management and its ability to identify market trends early on, the Division increased sales and profits sharply.

The Process Chemicals Business can look back on an exceptionally good financial year. All business lines recorded good growth, but in the case of products and services for the oil industry, the growth rate was particularly impressive. Here, business in the North Sea and North America turned in a better-than-average performance.

Outlook

The Division expects further growth in 2005. Demand in the construction and agro industries will remain at a high level, and business with the oil industry will also continue to grow.

The Life Science Chemicals Division saw its sales drop in local currencies by 4% year on year. Sales declined by 5% in Swiss franc terms. EBITDA[1] came to CHF 75 million, equating to a margin of 7.3%.

Business performance

In the year under review, Clariant sold the Division's former Electronic Materials Business as part of the group's new strategic focus on heavily service-oriented businesses. The year under review also saw the sale of Lancaster Synthesis Limited, the laboratory products business.

In the second half of 2004, the Pharma Business was unable to meet its sales forecasts, as demand fell and exchange rates depressed sales and margins. However, intensive marketing activities had an impact, with interest in high-quality synthetics such as active pharmaceutical ingredients (APIs) and current Good Manufacturing Practice materials increasing significantly.

Intensive marketing generated lively interest in high-quality syntheses for pharamaceutical active ingredients.

In contrast, the growth initiatives based on key Clariant technologies have not yet had the anticipated effect. The trend among customers of concentrating on a few suppliers continued. In the group's new structure, the former Pharma Business is now called Pharmaceutical Fine Chemicals.

The Custom Synthesis Business improved its sales slightly. The Business recorded marked growth in Brazil and the US and in its global business with the agrochemical industry. It also saw an upward trend in photochemicals and products for thermal paper. In the new structure, Custom Synthesis is now part of the Specialty Fine Chemicals Business.

Specialty Fine Chemicals was able to expand its business and, through cost-cutting measures and high capacity utilization, significantly improve profitability. Demand was high for main products such as glyoxalic acid, dimethyl sulfate, and monochloracetic acid, as well as for specialties such as precursors for agrochemicals.

Outlook

The Division expects sustained high demand from the agrochemical industry in 2005.

In the pharmaceutical sector, competitive pressure is expected to continue, with the customers' focus on a small number of suppliers possibly leading to changes in the market. Strong interest in high-quality synthesis should lead to additional sales revenue.



Sales
CHF mn
2 500
2 000
1 500
1 000
500
0
2002
2003
2004



EBITDA[1]
CHF mn
300
250
200
150
100
50
0
2002
2003
2004



EBITDA[1] margin
%
20
16
12
8
4
0
2002
2003
2004

[1] Before restructuring and disposals

The Masterbatches Division lifted its sales in local currencies by 8% year on year. This translates into a 6% increase in sales in Swiss franc terms. EBITDA[1] came to CHF 132 million, equating to a margin of 11.9%.

Sales


CHF mn
2 500
2 000
1 500
1 000
500
0
2002
2003
2004

EBITDA[1]


CHF mn
300
250
200
150
100
50
0
2002
2003
2004

EBITDA[1] margin


%
20
16
12
8
4
0
2002
2003
2004

[1] Before restructuring and disposals

Business performance

Sales growth in all regions exceeded the rate of growth in the relevant markets. This growth spurt was due to sustained economic growth in the Asia-Pacific region and improved economic conditions in North and South America. In Europe, the situation improved only moderately.

Overall, the plastics market responded positively to the worldwide improvement in economic conditions in 2004. Per capita consumption continued to increase, as a result of which the market grew by 4% overall. In Asia, the Division extended its plants in Taiwan, Shanghai and Guangzhou.

The Division grew faster than the market in all regions and is well positioned for further growth.

A new site was opened in Beijing. By making this investment, the Division has positioned itself well in Asia and been able to fully exploit the growth in this economic area.

The Clariant Division last year opened its latest ColorWorks™ Design & Technology Center in Holden, Massachusetts, USA.

ColorWorks™ customers come from a wide variety of industries and markets. All ColorWorks™ centers offer services relating to color trends, color selection, color management and plastics technologies. They also have various design tools and systems for rapid prototyping.

In addition to Holden, the Division operates five other ColorWorks™ Design & Technology Centers worldwide, each in a strategically favorable location and offering services tailored specifically to the region in question.

- Asia: Jurong, Singapore, and Taoyuan, Taiwan
- Europe: Frankfurt am Main, Germany
- US: McHenry, Illinois, and ColorWorks™ NYC Design Studio, Manhattan, NY

Outlook

The Division expects manufacturers of plastic products to continue relocating some of their production to Eastern Europe, the Middle East and Asia. The Division is well prepared for this due to its good position in these regions. However, it also sees opportunities for growth in Europe and North America.

Outlook

Clariant views the future with optimism. For 2005 it is expecting solid sales growth in local currencies and an improved operating margin prior to extraordinary items.

Clariant expects a positive macroeconomic climate for the specialty chemicals industry, and that the company will continue to grow above the market.

It will achieve further success with the implementation of the Transformation Program, providing a strong boost to the competitiveness over the medium and long term.

Growth in 2005 will mainly be driven by increased volumes and higher prices across the group. The company anticipates negative foreign exchange affecting 2005 results in Swiss franc terms. Raw material prices are expected to increase on average by 5% to 7% over the coming year. Thanks to further improvements from the Transformation Program, the company expects to reduce the cost base by CHF 300 million compared to 2004.

Outlook for 2005: service-oriented business set to operate very profitably, Transformation Program will yield further cost reductions, higher market prices should take effect.

All factors considered, the company expects net income to rise in 2005.



That laundry is improving in all regions of the world is thanks in no small part to Clariant, whose Peractive® grades of TAED are just one of several innovations that have improved the quality of the world's washing. Peractive® is a bleach activator that develops its full potential already at 40°C. Surfactants, finishing agents and color protection agents are among those Clariant products which, developed individually, have assured the big detergent brands their competitive edge.

Gleaming white laundry at room temperature



urope likes it hot and America warm, while in sia, even cold is perfectly hot enough. Clari-nt wants to succeed in that white remains hite, no matter which washing machine it omes out of and no matter how hot or cold e water. The result is doubly brilliant, be-use now that graying is a thing of the past. s at last cool to wash cold – even in Europe. fter all, washing cold saves energy and is ood for the environment, yet the washing still omes out clean.



*Good training –
an opportunity for life*



Young people who receive their training at Clariant profit from the international flair and wealth of opportunities that only a global player can offer – above all the opportunity to continue developing within the company. Clariant regards its traineeships not just as a social obligation, but as an efficient way of ensuring that it has enough suitably qualified young people waiting in the wings – a factor that is crucial to the success of any enterprise.

Clariant trains young men and women primarily in chemical, technical and administrative professions, such as that of chemical process worker, chemical lab technician, industrial mechanic, power electronics technician, industrial technician, industrial or office communications clerk and IT clerk.







Archroma Global Services has computer-assisted processes with which textile manufacturers can apply the recipes sent them by their design studios exactly as required, no matter where in the world they are located. A recipe for perfection from pigment to garment.



When Benetton, H&M, Esprit, or Prada define this season's colors, then most likely in New York. There, at the Archroma City Design Studio, their designers can team up with Clariant experts to create an entire palette of new shades. Clariant then supplies the producers of their collections with the exact recipes they need – something which these days is best done by Internet, whether to India, China or Europe. The result is not just the same pink on all five continents, but also huge savings in the order of several weeks' work. Archroma from Clariant gets fashions onto the market faster.



Just one day in Manhattan,
and pink from China is the same
as pink from India



Modern corporate governance at Clariant

Clariant's principles and regulations on corporate governance are set out in the Articles of Association of Clariant Ltd and in the organizational and group regulations of the Clariant Group. The Board of Directors reviews these documents regularly and adapts them to new conditions if necessary. The Articles of Association of Clariant Ltd can be viewed on the Internet at www.governance.clariant.com. Corporate governance reporting is in compliance with the guidelines of SWX Swiss Exchange.

1. Group structure and shareholders

1.1 Group structure

The group consists of five divisions which, as the highest-level operating units, bear full responsibility for their business activities. The Divisions section in the Financial Review of this Annual Report describes the operations of the divisions and their results. The group functions Finance, Human Resources, Information Technology, ESHA, Legal, and Communications were restructured in 2004 and as of 2005 worldwide responsibility at every level (local, regional and global). The new group functions, Supply Chain Management, Production Services and Sourcing, were created with a view to harnessing synergies and establishing worldwide standards. The group functions are part of the Corporate Center. The company has been listed on the Swiss stock exchange, SWX Swiss Exchange, since 1995 (symbol: CLN, ISIN number: CH0012142631). As at December 31, 2004, the market capitalization stood at CHF 4.223 billion. The scope of consolidation of Clariant Ltd includes the listed companies Clariant (India) Ltd, Colour-Chem Ltd and Clariant (Pakistan) Ltd.

Listed company	Registered office	Listing	Capitalization	Shareholdings %	ISIN no.
Clariant (India) Ltd	Mumbai	The Stock Exchange, Mumbai (BSE), and National Stock Exchange of India, Mumbai (NSE)	3 352 713 750 INR	50.94	INE221A01014
Colour-Chem Ltd[1]	Mumbai	The Stock Exchange, Mumbai (BSE), and National Stock Exchange of India, Mumbai (NSE)	3 261 417 500 INR	50.10	INE492A01029
Clariant (Pakistan) Ltd	Karachi	The Karachi Stock Exchange (KSE)	3 275 349 000 PKR	75.00	PK0076701017

[1] Clariant acquired its 50.1% stake in Colour-Chem Ltd in 1997 from the former Hoechst AG. In October 2002, the Indian stock exchange supervisory authorities decided that Clariant should have made a public takeover bid at that time in order to acquire 20% of the freely traded shares. Clariant's takeover offer to the minority shareholders is currently being blocked by an audit being conducted by the Indian authorities. An appropriate provision has already been made.

The major consolidated but unlisted companies include the Clariant companies in Germany, the US, the UK, France, Brazil, Switzerland, Italy, Spain, and China.

1.2 Significant shareholders

According to the available information, as at December 31, 2004, there was one shareholder holding over 5% of the share capital.

- The largest shareholder is Artisan Partners Ltd Partnership, based in Milwaukee, Wisconsin, USA. As at December 31, 2004, the company held 10.01 percent of Clariant stock. It is controlled by the general partner, Artisan Investment Corporation (2003: between 5.12% and 10%).

1.3 Cross-shareholdings

There are no cross-shareholdings.

2. Capital structure

2.1 Capital

The ordinary and the conditional capital are described in Note 4 and 5 of the Notes to the Financial Statements of Clariant Ltd, Muttenz.

2.2 Conditional capital

The company's share capital shall be increased by a maximum of CHF 40 000 000 by issue of a corresponding maximum of 8 000 000 registered shares of CHF 5 par value each, to be paid up in cash, by the exercise of conversion or warrant rights that were granted to their holders in connection with bonds of the company or one of its subsidiaries. The details are set out in Art. 5b of the Articles of Association.

2.3 Changes in capital

A description of the changes in capital that took place in 2003 and 2004 can be found on page 71 of this Annual Report. The details for 2002 can be found on page 79 of the 2003 Annual Report.

2.4 Shares and participation certificates

As at December 31, 2004, 230 160 000 registered shares had been issued, each with a par value of CHF 5.

2.5 Bonus certificates

Clariant Ltd has not issued any nonvoting equity security (Genussschein).

2.6 Limitations on transferability and nominee registrations

Transfer of registered shares shall require the approval of the Board of Directors, which may delegate this function. Approval is granted if the acquirer fulfils the formalities laid down in Article 5 of the Articles of Association. Special rules apply to nominees if they fail to disclose the identity of the persons they represent and their shareholding exceeds 2%.

Company At 31 December 2004	Registered office	Equity CHF mn	Share-holdings %
Clariant GmbH	Frankfurt a.M., D	401	100.0
Clariant Corporation	Charlotte/NC, USA	848	100.0
Clariant UK Ltd	Leeds, UK	93	100.0
Clariant (France)	Paris La-Défense-Cedex, F	128	100.0
Clariant S.A.	São Paulo, BR	114	100.0
Clariant (Schweiz) AG	Muttenz, CH	150	100.0
Clariant (Italia) S.p.A.	Milan, I	73	100.0
Clariant Ibérica S.A.	Barcelona, E	124	100.0
Clariant (China) Ltd	Hong Kong, CN	44	100.0

Other companies, see p. 100

2.7 Convertible bonds and options

There are no outstanding convertible bonds. As part of the employee participation scheme, options were issued on registered shares. Details of the option programs can be found in Note 26 of Consolidated Financial Statement.

3. Board of Directors

The Board of Directors of Clariant Ltd comprises at least six and no more than ten members. At the 9th Annual General Meeting, German businessman Kajo Neukirchen and Swiss lawyer Peter R. Isler were elected as new members of the Board of Directors for a four-year term of office. Roland Lösser was re-elected for a further 4 years. Having reached the statutory age limit, Pierre Borgeaud was thanked for his services to the company and retired from the Board of Directors.

Heinrich Bossard died as the result of an accident in December 2004.

3.1 Members of the Board of Directors

Heinrich Bossard, 60, Swiss citizen †

Heinrich Bossard studied economics and business administration in Switzerland, the UK and the USA. Following several years working at a number of international companies, he held various positions at Bossard Group for a total of 30 years. He was lastly President and CEO of the Bossard Group.

† died as the result of an accident in December 2004

Peter R. Isler, 59, Swiss citizen

Peter Isler studied law at the University of Zurich and then moved to Harvard Law School after finishing his doctorate. He worked for various law firms from 1974 onwards and in 1981 became a partner at the Zurich law firm Niederer Kraft & Frey. He has been a lecturer in commercial law at the University of Zurich since 1978 and a member of the Canton of Zurich's Anwaltsprüfungskommission (lawyer's examination commission) since 1984.

Roland Lösser, 62, German citizen
Roland Lösser is an economist and started his professional life in the business administration department of Vereinigte Leichtmetallwerke in Bonn, Germany. In 1969 he moved to Sandoz AG, where he held a number of leading positions in data processing. In 1986 he took over as head of Finance/Administration at Sandoz AG, Germany, and in 1990 as CFO of Sandoz Corporation in the US. At the newly established Clariant International Ltd, he was appointed CFO in 1995 and held this position until 2001. He is now CEO of Clariant International AG.

Kajo Neukirchen, 62, German citizen
Kajo Neukirchen studied business administration at the University of Bonn. After finishing his doctorate, he began his professional career at Philips Group with various management roles in sales and marketing. In 1977 he became CEO of Felten & Guilleaume Kabelwerke, a subsidiary of Philips. He was subsequently CEO and Chairman of the Management Board at various German manufacturing companies. Between 1993 and 2003, Neukirchen was CEO of Metallgesellschaft (now mg technologies AG).

Robert Raeber, 68, Swiss citizen, Chairman
Robert Raeber graduated from the Kantonale Handelsschule (Cantonal Commercial College) in Zurich. After completing his studies he held management positions in sales and marketing at Unilever. He then moved to the advertising agency Advico SA, where he worked as a manager with responsibility for expansion in Europe. In 1967 Robert Raeber joined the Nestlé Group, where he had a management career with CEO responsibility in various European markets. In early 1996 he joined the Executive Board of Nestlé SA in Vevey, Switzerland, where he was responsible for the European market.

Tony Reis, 63, Swiss citizen
After studying business in Lucerne, Paris and London, Tony Reis began his professional career in marketing management at IBM Switzerland. After working in Brussels and Paris as Director of Operations for IBM Europe, he took over as CEO of IBM Switzerland in 1990. He returned to the European headquarters of IBM in Paris in 1993 as General Manager of Country Operations. Four years later he moved to Swisscom, where he held the post of Chief Executive Officer in 1998 and 1999.

Prof. Dieter Seebach, 67, German citizen
After graduating with a degree in chemistry from the University of Karlsruhe, Germany, Dieter Seebach worked as a postdoctoral fellow at Harvard University in Cambridge, USA, where he taught and conducted research. In 1971 he took up a teaching post at the University of Giessen, Germany. Dieter Seebach was Professor of Organic Chemistry at the Federal Institute of Technology in Zurich between 1977 and 1993. A winner of numerous research prizes, he was awarded an honorary doctorate degree by the University of Montpellier, France, in 1989.

With the exception of Roland Lösser (group CEO), all Board of Directors members are nonexecutive.

3.2 Other activities and functions

Robert Raeber

- **Board of Directors/supervisory mandates:** Nestlé Deutschland AG*; Nestlé Waters AG*, Mainz (Germany); GfK AG (Gesellschaft für Konsumforschung); Maus Frères SA, Geneva; Schöller Holding GmbH, Nuremberg (Germany)
- **Activities on behalf of companies and representative functions:** Dresdner Bank AG (Supervisory Board)

Heinrich Bossard

- **Board of Directors/supervisory mandates:** Bossard Group[1]
- **Activities on behalf of companies and representative functions:** none

Peter R. Isler

- **Board of Directors/supervisory mandates:** Bank Leu AG, Zurich; Baur & Cie. AG, Zurich; Baur Immobilien AG, Zurich; Baur Pedretti Steinhauerei AG, Zurich; Cash Werbeagentur AG, Zurich; Discounthaus Eschenmoser AG, Zurich; EIWOG Genossenschaft für Wohneigentum, Gossau ZH; IAE International Aero Engines AG, Zurich; Industrieholding Cham AG, Cham; Kardex AG, Zurich; NCH AG, Zug; Palüetta SA, St. Moritz; Ramira AG, Zug; Schulthess Group AG, Bubikon; Stow International N.V., Belgium; Tender AG, Zug; Thomson Corporation Switzerland AG, Bern; Thomson Services AG, Zug; Thomson Travel International AG, Zug; Wohnbaugenossenschaft "Neue Forch," Zurich; Zellweger Luwa AG, Uster
- **Activities on behalf of companies and representative functions:** Anwaltsprüfungskommission (lawyer's examination commission) of the Canton of Zurich

Roland Lösser

- **Board of Directors/supervisory mandates:** none
- **Activities on behalf of companies and representative functions:** none

Kajo Neukirchen

- **Board of Directors/supervisory mandates:** Sixt AG; Vossloh AG; Allianz Versicherungs AG
- **Activities on behalf of companies and representative functions:** Gesellschaft der Freunde von Bayreuth e.V.; Gesellschaft der Freunde der Alten Oper Frankfurt e.V.; Vereinigung von Freunden und Förderen der Johann-Wolfgang-Goethe-Uni-

versität Frankfurt am Main e.V.; Stifterverband für die Deutsche Wissenschaft; Stiftung Deutsche Sporthilfe

Tony Reis

- **Board of Directors/supervisory mandates:** 5E Holding AG, Zug; Metallwarenholding AG and V-ZUG AG, Zug; ROLEX Manufacture SA, Biel; redIT, Zug; Private Equity Holding AG, Zug; Karl Steiner AG, Generalunternehmung, Zug
- **Activities on behalf of companies and representative functions:** none

Dieter Seebach

- **Board of Directors/supervisory mandates:** none
- **Activities on behalf of companies and representative functions:** Consultant to Novartis Pharma, Syngenta and Lonza Group

[1] Chairman

3.3 Cross-involvement

There are no cross-involvements.

3.4 Elections and terms of office

The members of the Board of Directors are elected for a maximum of four years. Reelection is possible. The age limit is 70 years of age.

Terms of office of members of the Board of Directors

	First elected	Elected until
Robert Raeber	2001	2005
Heinrich Bossard	2002	2006
Peter R. Isler	2004	2008
Roland Lösser	2000	2008
Kajo Neukirchen	2004	2008
Tony Reis	1999	2007
Dieter Seebach	2001	2005

3.5 Internal organizational structure

In accordance with the law and the Articles of Association, the Board of Directors is the supreme management body of the group. It consists of the Chairman, one or several Vice Chairmen, and the other members. In accordance with the Articles of Association, the number of members must be at least six and no more than ten. The Chairman and the Vice Chairman/Chairmen together constitute the Executive Committee of the Board of Directors. The members of the Board of Directors sit on the following committees:

- Strategy Committee
- Appointments and Compensation Committee
- Audit Committee
- IT, Technology and Innovation Committee

The Board of Directors appoints the Chairman, Vice Chairman/Chairmen and members of the committees for each year.

Committee	Executive Committee	Audit	Strategy	Appointments/Compensation	IT, Technology and Innovation
Robert Raeber	■		■	□	
Heinrich Bossard		■			
Peter R. Isler		□			
Roland Lösser			□		
Kajo Neukirchen					□
Tony Reis	□		□	■	
Dieter Seebach					■

■ Chairman □ Member

The Board of Directors meets at least once a quarter. At the invitation of the Chairman, the members of the Management Board and/or other employees and third parties may attend the meetings of the Board for the purpose of reporting or imparting information. The committees report on their activities and results to the Board of Directors. They prepare the business of the Board in their respective areas but do not have any decision-making authority, with the exception of imminent threats or danger, unless such authority has been conferred on them specifically. In such cases they decide together with the Chairman. The overall responsibility of the Board of Directors is not limited by the committees.

The Executive Committee (EC) prepares the meetings of the Board of Directors. The EC meets as needed but at least before each meeting of the Board of Directors. When matters cannot be postponed, the EC passes resolutions for which the Board of Directors is responsible, according to the current agenda, provided the EC deems it either inopportune or impossible to convene an extraordinary meeting of the Board of Directors. (The inalienable duties of the Board of Directors in accordance with Art. 716a of the Swiss Code of Obligations are excluded.) These resolutions require unanimity of the members present.

The Strategy Committee (STC) comprises the members of the EC and the CEO. It is headed by the Chairman. The STC prepares all strategic discussions for the Board of Directors, provided they are not expressly allocated to another committee. The STC makes recommendations to the Board of Directors in particular on the following:

- Strategic projects
- Financial transactions
- Funding/deployment of funds
- Organizational and management structure
- Investments in the remit of the Board of Directors

The Appointments and Compensation Committee (ACC) comprises two members of the EC. The Chairman must be an independent, non-executive member of the Board of Directors. The ACC meets at least twice a year. Together with the Chairman, the ACC draws up principles for the selection of candidates for election and reelection to the Board of Directors and prepares the corresponding recommendations. In particular, it considers and submits to the Board of Directors the proposals of the CEO concerning candidates for the positions of division head, other members of the Management Board, function heads and heads of subsidiaries with sales of CHF 200 million or more, or with particular strategic importance. The ACC draws up principles for compensation of members of the Board of Directors and submits them to the Board of Directors for approval. It approves the employment contracts for the CEO, members of the Management Board, function heads and heads of subsidiaries with sales of CHF 200 million or more, or with particular strategic importance. All appointments and dismissals that fall within the remit of the Board of Directors must be submitted in advance to the ACC which makes a recommendation to the Board of Directors. The ACC reviews the bonus, option and share plans. Furthermore, it reviews fringe benefit regulations, dismissal regulations and contractual severance compensation with the heads of divisions, members of the Management Board, function heads and heads of subsidiaries.

The Audit Committee (AUDC) comprises two members of the Board of Directors. The Chairman must be an independent, non-executive member of the Board of Directors. The AUDC reviews the activities of the external auditors, their collaboration with the internal auditors, and organizational adequacy. It also reviews the performance, compensation and independence of the external auditors. All consultancy mandates concluded with the external auditors in the group are submitted by the CFO to the committee for information purposes at the AUDC meetings. Consultancy mandates for the external auditors for which compensation exceeds CHF 200 000 are submitted to the AUDC for approval. The AUDC assesses the performance of the internal auditors and reports to the Board of Directors. Furthermore, the AUDC assesses the efficacy of the internal audit system and internal risk management and reviews compliance with standards in the company. The AUDC examines the group financial statements and holding company financial statements and receives the reports of the CFO and external auditors. The AUDC reviews and updates the organizational regulations of the Board of Directors.

The IT, Technology and Innovation Committee (ITIC) comprises two members of the Board of Directors with experience in the research segments, in innovation management and in the group's information technology. It meets at least twice a year. The tasks of the ITIC include assessing the innovative activities on behalf of the Board of Directors and recommending measures to stimulate research and development in the group. The ITIC also recommends measures to optimize exploitation of innovative potential.

3.6 Definition of areas of responsibility

The Board of Directors decides on all group activities for which it has responsibility in accordance with the law (especially Art. 716a of the Code of Obligations on non-transferable and inalienable duties of the Board of Directors), the Articles of Association and the organizational regulations. The Board of Directors has sole authority in particular for the following, in accordance with and supplementary to Art. 716a of the Code of Obligations and Art. 23 of the Articles of Association:

- Convening the Annual General Meeting (AGM), determining the items on the agenda and the proposals to be made by the Board of Directors plus approving the Annual Report including the balance sheet and income statement for the AGM;
- Approving financial transactions of considerable scope (over CHF 100 million) or involving special risks, in particular capital market transactions and other financing transactions (e.g. large loans) plus changes to the associated conditions;
- Establishment and control of strategic management of the group;
- Approval of the basic outline of the group organization and these organizational regulations;
- Approval of the basic financing policy and of its planning and control;
- Approval of the group annual budget;
- Approval of the group balance sheet and income statement on a quarterly basis, and of the company balance sheet and income statement on an annual basis;
- Approval of the consolidated financial statements for the business year;
- Appointment and dismissal of members of the Management Board, the heads of divisions and functions, and heads of important subsidiaries;
- Approval of investments which exceed CHF 20 million;
- Approval of the liquidation or disposal of a subsidiary, a stake in a joint program or in another company, or significant portions thereof, of rights to products or industrial property rights provided

the annual sales of the company concerned or of a division, or of the product or the industrial property rights associated with it exceed CHF 20 million;

- Ensuring succession planning and management development;
- Ensuring a management and corporate culture that is appropriate for the company's objectives;
- Ensuring an internal controlling system and adequate risk and compliance management.

The Board of Management, in addition to its general corporate management function, is mainly responsible for implementing and monitoring the group strategy, for the financial and operational management of the group and for the efficiency of the group structure and organization. The members of the Management Board are appointed by the Board of Directors in line with the proposal of the Appointments and Compensation Committee. Subject to responsibility of a higher-ranking corporate body, the Management Board is responsible for:

- Operational implementation of the group strategies, and the strategies and action programs of the individual divisions and subsidiaries;
- Managing the divisions and the functions that report to the respective divisions;
- Preparing and deploying resources as efficiently as possible to implement the group strategy in accordance with the budget;
- Monitoring compliance with the organizational regulations for divisions, subsidiaries and functions and with the group regulations;
- Establishing a management and corporate culture in line with the company's objectives.

3.7 Information and control instruments vis-à-vis the Board of Management

Clariant has an internal audit department which informs the Board of Directors regularly of the audit results. A risk management system is being set up to coordinate and group together the risks (e.g. insurable, environmental protection, financial, commercial and political risks) that were previously handled separately. In addition to the documents required to pass resolutions, the Board of Directors receives the following reports at its regular meetings:

- Quarterly reports on the sales and earnings performance of the company with the relevant information about competitors in the same manageable period since the beginning of the year, structured by division with the main sales areas and key product groups plus the major subsidiaries;
- Quarterly reports on the cash flows, debt and debt-equity ratio plus other relevant key figures for the group and value added;
- Annual qualitative assessments of the divisions and key subsidiaries;
- Audit reports prepared by the internal and group auditors;
- Annual analysis of the shareholder structure;
- Annual overview of the group's key staff benefit schemes (especially pension funds.)

In cases involving extraordinary events of considerable commercial relevance, the Board of Directors receives direct, immediate information.

4. Board of Management

The Board of Management consists of the CEO, the CFO, the Head of Research and Development, the Head of Services and the five Division Heads.

4.1 Members of the Board of Management

Dominik von Bertrab, 45, Swiss citizen,
Head of the Masterbatches Division.

Dominik von Bertrab is an economist and was appointed Head of the Masterbatches Division in April 2003. He has held several positions with Clariant since its formation in 1995, including COO of Clariant (Hong Kong) Ltd, Head of Controlling for the Textile, Leather & Paper Chemicals Division, Head of the Paper Business in the TLP Division, and Head of Corporate Human Resources.

Dominik von Bertrab began his career in 1985 in group auditing at Sandoz. He then became Managing Director of Polyrem South Africa (a joint venture of Sandoz and Hoechst) in 1989 and finally Head of the Chemical Division of Sandoz South Africa in 1991. Dominik von Bertrab studied business administration in Switzerland.

Peter Brandenberg, 57, Swiss citizen,
Head of Group Services

Peter Brandenberg is an economist and was appointed Head of Regions in 2003. Since the beginning of 2005, he has also been responsible for the service functions within the Corporate Center. From 2000 until 2003 he was CEO of Clariant GmbH, Germany, with responsibility for all German operations. From 1997 until 1999 he managed the former Process & Performance Products Division and from 1995 until 1997 the Textile Division. Peter Brandenberg joined Sandoz in 1970 and held a number of management positions in Latin America, South Africa and Japan for almost 20 years. From 1982 until 1990 he was CEO in Japan. Peter Brandenberg trained in business administration in Switzerland and the US.

Siegfried Fischer, 49, German citizen,
Head of the Functional Chemicals and Life Science Chemicals Divisions

Siegfried Fischer is an engineer. He was appointed Head of the Functional Chemicals Division in 2003, and since June 2004 he has also headed the Life Science Chemicals Division. Following the merger of Clariant and Hoechst's specialty chemicals business, he joined the company in 1997 as Head of Production and Technology in the Process & Performance Products Division. In 1998 he became Head of the Performance Chemicals Business in the Functional Chemicals Division. Siegfried Fischer began his career in 1984 at Hoechst, where he held various positions, last of all as Head of Engineering, ESHA & Production in the Surfactants and Additives Department. He studied mechanical and process engineering in Germany.

Nico Gontha, 56, Swiss citizen,
Head of the Textile, Leather & Paper Chemicals Division

Nico Gontha is an economist and was appointed Head of the Textile, Leather & Paper Chemicals Division in April 2003. He had previously been Head of the Masterbatches Division since 2001. In the six years prior to this, he was Regional President of ASEAN/Pacific Rim for Clariant in Singapore and Regional Head of India/ASEAN/Pacific Rim for the Pigments & Additives Division. Nico Gontha joined Sandoz Chemicals in Basel in 1975 and later became Managing Director of PT Sandoz Chemicals Indonesia. From 1994 until 1996 he was manager and Regional President of ASEAN for Sandoz Chemicals (Singapore) Pte. Ltd; at the same time he headed the Masterbatches Asia Division and the Pigments & Additives ASEAN Division. Nico Gontha studied business administration in Switzerland. At the end of 2004, Nico Gontha stepped down from the Board of Management of his own volition.

Roland Lösser, 62, German citizen,
Chief Executive Officer

Curriculum vitae, see "3.1 Members of the Board of Directors".

Uwe Nickel, 46, German citizen,
Head of the Pigments & Additives Division

Uwe Nickel is a chemist and was appointed Head of the Pigments & Additives Division in April 2003. Since 1997, he has held several managerial positions at this division, including Global Head of Technology, Sector AZO Pigments, Global Head of Pigments Technology, and Global Head of the Specialized Industries Business. Uwe Nickel began working for Cassella AG in 1986 and held positions ranging from Head of Laboratory within the Research Department to Head of Production. Following the consolidation of Cassella with Hoechst, he took over the position of Business Process Excellence Manager for a Global Change Management Project in the Strategic Surfactants and Additives Business. Uwe Nickel studied chemistry in Germany.

François Note, 45, French citizen,
CFO

François Note is an economist and has been Chief Financial Officer at Clariant since 2001. From 1999 until 2001 he was Head of Corporate Human Resources and responsible for all HR activities of the Clariant Group worldwide. Before joining Clariant, he was Chief Financial Officer at GTS Carrier Services (formerly Hermes Europe Railtel) which operated the pan-European broadband telecoms network Ebone. François Note began working for the Sandoz Group in 1983 and held a number of finance positions in Switzerland, Belgium and Italy. He was appointed Head of Group Controlling in 1995, a position he continued to hold after the merger of Sandoz and Ciba-Geigy in 1996. François Note studied business administration and applied economics in France.

Peter Piringer, 54, Austrian citizen,
Head of the Textile, Leather & Paper Chemicals Division since January 1, 2005

Peter Piringer is a chemical engineer and has been Head of the Textile, Leather & Paper Chemicals Division since January 2005. From 1997 until 1999 he was Head of the Surfactants Division in Latin America and from 1999 until 2004 Head of the TLP Division in Latin America. From 1979 until 1997 Peter Piringer worked for Hoechst AG in Latin America where he held various positions such as head of surfactants production in Brazil and Chief Technical Officer at Hoechst Venezuela. Peter Piringer obtained his degree in chemical engineering from the University of Paraná in Brazil.

Hartmut Wiezer, 56, German citizen,
Head of Group Technology

Hartmut Wiezer is a chemist and has been Head of Research and Development at Clariant (now Corporate Technology) since 2000. From 1997 until 1999 he was Head of the former Fine Chemicals Division at Clariant. He began his career in 1975 at Hoechst AG and held a number of positions in the Polymer Additives Business Segment, including R&D, marketing and pilot factory production. From 1983 until 1986 he was Assistant in Hoechst's R&D Head Office and subsequently Project Manager and Head of R&D for Electronic Materials in the Information Technology Division. He was appointed Head of R&D for the Fine Chemicals Business Unit in 1989 and Head of the Fine Chemicals Business Unit in 1995. He moved to Clariant in 1997 when the Specialty Chemicals Division was taken over from Hoechst. Hartmut Wiezer studied chemistry in Germany.

4.2 Other activities and functions

Peter Brandenberg is a member of the Board of the Swiss Society of Chemical Industries. The members of the Management Board do not carry out any other activities, consultancy functions or hold other offices.

4.3 Management contracts

There are no management contracts with third parties pursuant to this guideline.

5. Compensations, shareholdings and loans

Content and method of determination

The Appointments and Compensation Committee (ACC) of the Board of Directors draws up the principles for compensation of members of the Board of Directors and submits them to the Board of Directors for approval. It approves employment contracts with the CEO, members of the Board of Management, heads of functions and heads of major subsidiaries. It also reviews the corresponding salaries regularly together with the CEO. The committee reviews bonus, option and share plans and makes recommendations to the Board of Directors. Furthermore, it reviews fringe benefit regulations, dismissal regulations, and contractual severance compensation with the heads of divisions, members of the Board of Management, function heads and heads of major subsidiaries.

The 600 or so managers of middle and senior management (around 2% of all employees) participate in the company's results in two ways:

In effect until the end of 2004, the Group Bonus Plan (GBP) was a variable income system that rewarded individual achievements as well as the financial results achieved in the business year at the group and operative business level.

The Long Term Incentive Plan (LTIP) is an employee participation scheme based on shares. Participants receive registered shares that are vested for a period of three years. The amount of shares allocated depends on the hierarchical level and the annual bonus actually paid out.

Senior management (top 50) may choose between options and registered shares. The options have a term to maturity of ten years and are also vested for three years. The amount of options allocated is determined on the basis of the bonus actually paid out. If shares are chosen, the value of the shares corresponds to 60% of the amount in options.

The Group Bonus Plan, the Long-Term Incentive Plan and local bonus plans were suspended for the 2003 and 2004 business years and replaced with a payout fixed at 50% of the target value (retroactive payout in each of 2004 and 2005 for the previous business year). This was management's contribution to Clariant's restructuring efforts.

At the beginning of 2005, the new Clariant Executive Bonus Plan – CEBP – came into effect. This takes account of the company's new structures and is able to respond quickly to changing situations, as the total amount paid out is dependent on the group's current performance. The performance of the separate divisions and functions determines the allocation of the overall bonus payment. Individual bonus will only be paid to managers with an outstanding track record and nominated and approved by the Board of Management. The CEBP no longer includes stock options.

Compensations for acting members of governing bodies

Total compensation for members of the Board of Directors and the Board of Management amounted to CHF 5.9 million (2003: CHF 8.3 million). This includes cash compensation of CHF 5.1 million (2003: CHF 6 million) and expenses for pension schemes of CHF 0.8 million (2003: CHF 2.3 million).

As part of the Long Term Incentive Plan of Clariant Ltd, the members of the governing bodies received 51 753 shares worth CHF 0.7 million and 49 326 options worth CHF 0.5 (2003: 61 952 shares worth CHF 1.03 million and 41 370 options worth CHF 328 500). Shares and options are subject to a three-year vesting period.

The premature termination of the employment contracts of two outgoing members of governing bodies resulted in contractual payments of CHF 3.9 million (2003: CHF 7.8 million).

Members of executive bodies

Total compensation for members of the Board of Management amounted to CHF 5.3 million (2003: CHF 7.9 million). It can be broken down as follows:

		2004	2003
Cash compensations	CHF mn	4.5	5.6
Expenditure on pension schemes	CHF mn	0.8	2.3
Total	CHF mn	**5.3**	**7.9**
Number of allocated shares		33 347	42 973
Number of allocated options		49 326	41 370

Members of the Board of Management have a right to subscribe shares or options.

Nonexecutive members of governing bodies

Nonexecutive members of governing bodies receive annual cash compensation and shares as part of the Long Term Incentive Plan. The compensations amounted to:

		2004	2003
Cash compensations	CHF mn	0.6	0.4
Total	CHF mn	**0.6**	**0.4**
Number of allocated shares		18 406	18 979

Compensations for former members of governing bodies

Compensations of CHF 250 000 were paid to former members of governing bodies.

Shares and options

The share and option packages for members of governing bodies comprise shares and options that are still vested under the Long Term Incentive Plan and privately held shares and options.

	Shares within the vesting period	Shares privately held	Options within the vesting period	Options exercisable
Members of executive bodies	85 770	35 420	143 928	20 495
Nonexecutive members of governing bodies	38 655	11 240	0	1 701
Total	**124 425**	**46 660**	**143 928**	**22 196**

Additional remuneration

The members of the governing bodies did not receive any further remuneration above and beyond the compensations disclosed here.

Loans granted by governing bodies

No new loans were granted. There are no loans outstanding from previous years.

Highest total compensation

The highest total compensation paid to a member of the Board of Directors in the 2004 business year was CHF 1.24 *million as a basic salary on a pro rata basis.* The Bonus and Long Term Incentive for the 2004 business year will be determined and paid out in 2005.

6. Shareholders' participation rights

The shareholders' participation rights are described in the Articles of Association, section 3, Articles 9 to 17.

6.1 Voting-rights restrictions and representation

The only voting-rights restriction at Clariant is the restriction to 10% of the share capital in accordance with Art. 12, para. 1 of the Articles of Association.

There *are no special rules* for *waiving statutory* voting-rights restrictions.

There are no statutory rules on participation at the Annual General Meeting which differ from the legal provisions.

6.2 Statutory quorums

The statutory quorums correspond to Art. 704 of the Swiss Code of Obligations.

6.3 Convocation of the Annual General Meeting

There are no statutory rules that differ from the legal provisions.

6.4 Agenda

There are no statutory rules that differ from the legal provisions. Shareholders representing shares with a par value of CHF 1 million have until February 15, 2006, if they wish to request that an item be included on the agenda for the 11th Annual General Meeting, which is to be held on April 6, 2006.

6.5 Entry in the share register

There are no special rules concerning a deadline for entry in the share register. The share register is regularly closed seven to ten days before the Annual General Meeting.

7. Changes of control and defense measures

7.1 Duty to make an offer

An acquirer shall only be bound by the requirement of Art. 32 of the Federal Stock Exchange Act of March 24, 1995, to make a public purchase offer if he is acquiring more than 49% of the company's shares.

7.2 Clauses on changes of control

There are no clauses on changes of control.

8. Auditors

8.1 Duration of the mandate and term of office of the head auditor

PricewaterhouseCoopers has held the mandate since Clariant Ltd was established in 1995. Daniel Suter and Dr Matthias Jeger were appointed as Lead Auditors in May 2004.

8.2 Auditing honorarium

PricewaterhouseCoopers received a fee of CHF 4.0 mn for auditing the 2004 financial statements (2003: CHF 4.1 mn).

8.3 Additional honorariums

PricewaterhouseCoopers received a total of CHF 4.3 million for consultancy and special audits (2003: CHF 5.8 mn). Consulting services relating to the audit of the financial statements accounted for more than 50% of this amount (CHF 2.4 mn).

8.4 Supervisory and control instruments vis-à-vis the auditors

The Audit Committee of the Board of Directors is responsible for evaluating the external auditors on behalf of the Board of Directors. In the reporting year, there were five joint meetings with the representatives of the external auditors.

9. Information policy

Clariant pursues an active information policy that is adapted to the relevant situation. The form and content of the information are geared to the needs of the relevant target groups. The Group Communications and Investor Relations departments report directly to the CEO and CFO respectively. On basic matters of general corporate policy, Group Communications receives its guidelines from the Executive Committee.

Clariant provides all shareholders entered in the share register with their name and address with regular "Shareholder Information." This information is sent by post each time an annual or semi-annual report is published and is delivered the next day.

The company's website, **www.clariant.com,** is another regular source of information, where relevant information is published. It also lists addresses and contact persons.

Financial statements 2004

Consolidated financial statements of the Clariant Group

Review of trends

Financial statements of Clariant Ltd, Muttenz

Consolidated balance sheets

at 31 December 2004 and 2003

Assets	Notes[1]	**2004** CHF mn	%	2003 CHF mn	%
Long-term assets					
Tangible fixed assets	2	2 440		2 776	
Intangible assets	3	405		451	
Investments in associated companies	4	226		312	
Financial and other long-term assets	5	96		107	
Deferred tax assets	6	279		291	
Total long-term assets		**3 446**	44.2	**3 937**	49.2
Short-term assets					
Inventories	7	1 325		1 569	
Trade accounts receivable	8	1 133		1 259	
Other short-term assets	9	424		309	
Cash and cash equivalents	10	1 477		929	
Total short-term assets		**4 359**	55.8	**4 066**	50.8
Total assets		**7 805**	100.0	**8 003**	100.0

Equity and liabilities	Notes[1]	**2004** CHF mn	%	2003 CHF mn	%
Equity					
Share capital	11	1 151		767	
Treasury shares (par value)	11	- 16		- 18	
Reserves		529		23	
Retained earnings		538		404	
Total equity		**2 202**	28.2	**1 176**	14.7
Minority interests		**56**	0.7	**64**	0.8
Liabilities					
Long-term liabilities					
Financial debts	12	1 723		2 620	
Deferred tax liabilities	6	373		384	
Provisions for long-term liabilities	14	837		893	
Total long-term liabilities		**2 933**	37.6	**3 897**	48.7
Short-term liabilities					
Trade and other accounts payable	15	1 165		1 148	
Financial debts	16	931		1 214	
Taxes payable		153		141	
Provisions for short-term liabilities	17	365		363	
Total short-term liabilities		**2 614**	33.5	**2 866**	35.8
Total liabilities		**5 547**	71.1	**6 763**	84.5
Total equity and liabilities		**7 805**	100.0	**8 003**	100.0

[1] The notes form an integral part of the consolidated financial statements.

Consolidated income statements

for the years ended 31 December 2004 and 2003

	Notes[1]	2004 CHF mn	2004 %	2003 CHF mn	2003 %
Sales	18, 19	8 530	100.0	8 516	100.0
Cost of goods sold		- 5 823		- 5 787	
Gross profit		**2 707**	31.7	**2 729**	32.0
Marketing and distribution		- 1 262		- 1 292	
Research and development		- 274		- 308	
Income from associated companies	4	26		29	
Administration and general overhead costs		- 564		- 547	
Gain from the sale of discontinuing operations, subsidiaries and associated companies	21	63		239	
Restructuring and impairment	24	- 136		- 260	
Amortization of goodwill		- 30		- 31	
Operating income		**530**	6.2	**559**	6.6
Finance costs-net	22	- 233		- 275	
Income before taxes and minority interests		**297**		**284**	
Taxes	6	- 140		- 111	
Income before minority interests		**157**	1.8	**173**	2.0
Minority interests		- 7		- 12	
Net income		**150**	1.8	**161**	1.9
Earnings per share (CHF/share)	23	0.71		0.93[2]	
Diluted earnings per share (CHF/share)	23	0.71		0.93[2]	

[1] The notes form an integral part of the consolidated financial statements.

[2] Restated for the dilution as a result of the capital increase.

Consolidated statements of cash flows

for the years ended 31 December 2004 and 2003

	Notes[1]		2004 CHF mn		2003 CHF mn
Net income			150		161
Depreciation of tangible fixed assets	2		345		520
Amortization of intangible assets	3		40		40
Change in long-term liabilities			216		36
Interest paid			- 161		- 176
Income taxes paid			- 104		- 136
Gain before recycled exchange rate variances and taxes from the sale of discontinuing operations, subsidiaries and associated companies	21		- 63		- 239
Other noncash items			46		33
Cash flow before changes in working capital			**469**		**239**
Change in inventory			15		- 19
Change in trade accounts receivable			39		12
Change in trade accounts payable			90		- 68
Change in other short-term assets and liabilities			193		163
Cash flow from operating activities			**806**		**327**
Investments in tangible fixed assets	2	- 289		- 301	
Investments in intangible assets	3	- 8		- 4	
Sale of tangible and intangible assets		10		26	
Acquisition of companies, businesses and participations[2]		- 24		- 3	
Proceeds from the sale of discontinuing operations, subsidiaries and associated companies	21	385		371	
Dividends received		31		32	
Interest received		23		8	
Cash flow from investing activities			**128**		**129**
Proceeds from the issuance of share capital		877		0	
Treasury share transactions	11	16		5	
Repayment of long-term financial debts		- 234		- 454	
Change in short-term financial debts		- 1 002		209	
Dividends paid to third parties		- 30		0	
Cash flow from financing activities			**- 373**		**- 240**
Currency translation effect on cash and cash equivalents			- 13		- 5
Net change in cash and cash equivalents			**548**		**211**
Cash and cash equivalents at the beginning of the period			**929**		**718**
Cash and cash equivalents at the end of the period			**1 477**		**929**

[1] The notes form an integral part of the consolidated financial statements.
[2] During 2004 all shares held by minority shareholders of Clariant in Korea were acquired for CHF 24 million.

Consolidated statement of changes in equity

for the years ended 31 December 2004 and 2003

CHF mn	Notes [1]			Reserves					
		Total share capital	Treasury shares (par value)	Share premium reserves	Hedging reserves	Cumulative translation reserves	Total	Retained earnings	Total equity
Balance 31 December 2002		**767**	**- 19**	**1 888**	**- 3**	**- 344**	**1 541**	**- 1 375**	**914**
Cash flow hedges									
Net fair value gains (losses)					- 5		- 5		- 5
Net investment hedges						1	1		1
Exchange rate differences on translating foreign operations						100	100		100
Net income recognized directly in equity		**0**	**0**	**0**	**- 5**	**101**	**96**	**0**	**96**
Net income							0	161	161
Total recognized income and expense for the period		**0**	**0**	**0**	**- 5**	**101**	**96**	**161**	**257**
Appropriation of losses incurred to share premium				- 1 614			- 1 614	1 614	0
Treasury share transactions			1				0	4	5
Balance 31 December 2003		**767**	**- 18**	**274**	**- 8**	**- 243**	**23**	**404**	**1 176**
Cash flow hedges									
Net fair value gains (losses)					3		3		3
Net investment hedges						30	30		30
Exchange rate differences on translating foreign operations						- 20	- 20		- 20
Net income recognized directly in equity		**0**	**0**	**0**	**3**	**10**	**13**	**0**	**13**
Net income							0	150	150
Total recognized income and expense for the period		**0**	**0**	**0**	**3**	**10**	**13**	**150**	**163**
Dividends to third parties							0	- 30	- 30
Issuance of share capital		384		493			493		877
Treasury share transactions			2				0	14	16
Balance 31 December 2004		**1 151**	**- 16**	**767**	**- 5**	**- 233**	**529**	**538**	**2 202**

[1] The notes form an integral part of the consolidated financial statements.

During 2004 Clariant issued new shares amounting to nominal capital of CHF 384 million (76 720 000 shares at CHF 5 per share).

Transaction costs relating to the issuance of share capital in the amount of CHF 44 million were deducted from the share premium.

1. Accounting policies

General information. Clariant Ltd (the "Company") and its consolidated subsidiaries (together the "Group") are a global leader in the field of specialty chemicals. The Group develops, manufactures, distributes and sells a broad range of specialty chemicals which play a key role in its customers' manufacturing and treatment processes or add value to their end products. The Group has manufacturing plants around the world and sells mainly in countries within Europe, the Americas and Asia.

The Company is a limited liability company incorporated and domiciled in Switzerland. The address of its registered office is Rothausstrasse 61, CH-4132 Muttenz, Switzerland. The Company is listed on the Swiss Stock Exchange (SWX).

The consolidated financial statements have been approved for issue by the Board of Directors on 2 March 2005.

Basis of preparation. The consolidated financial statements of the Clariant Group comply with the International Financial Reporting Standards (IFRS) formulated by the International Accounting Standards Board (IASB) and with International Accounting Standards (IAS) and interpretations formulated by its predecessor organization, the International Accounting Standards Committee (IASC), as well as with the following significant accounting policies.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of current events and circumstances, actual results may ultimately differ from those estimates.

Changes in accounting policies. There were no significant changes in accounting policies in the periods presented.

International Financial Reporting Standards. There were no revised or new standards or interpretations that became effective from 1 January 2004 that had a significant effect on the Group's financial statements.

In late 2003, the International Accounting Standards Board (IASB) published a revised version of IAS 32 'Financial Instruments: Disclosure and Presentation,' a revised version of IAS 39 'Financial Instruments: Recognition and Measurement' and 'Improvements to International Accounting Standards,' which makes changes to 14 existing standards. In the first quarter of 2004, the IASB published IFRS 2 'Share-based Payment,' IFRS 3 'Business Combinations,' IFRS 4 'Insurance Contracts,' IFRS 5 'Noncurrent Assets Held for Sale and Discontinued Operations,' revised versions of IAS 36 'Impairment of Assets' and IAS 38 'Intangible Assets' and further amendments to IAS 39. The Group will adopt these new and revised standards effective January 1, 2005 and estimates that the most significant effects on the results will come from the implementation of IFRS 2 and IFRS 3.

Scope of consolidation.

- **Subsidiaries.** Subsidiaries are those entities in which the Group has an interest of more than one-half of the voting rights or otherwise has the power to govern the financial and operating policies. These entities are consolidated. The existence and effect of potential voting rights that are presently exercisable or presently convertible are considered when assessing whether the Group controls another entity. Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date control is terminated.
- **Investments in associates.** Investments in associates are accounted for by the equity method of accounting. Under this method the Company's share of the post-acquisition profits or losses of associates is recognized in the income statement and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the cost of the investment. Associates are entities where the Group has between 20% and 50% of the voting rights, or over which the Group has significant influence, but which it does not control.

Principles and method of consolidation. The annual closing date of the individual financial statements is 31 December. The consolidated financial statements are prepared in accordance with the historical cost convention except for the revaluation to market value of certain financial assets and liabilities and applying uniform presentation and valuation principles. The purchase method of accounting is used for acquired businesses.

Intercompany income and expenses, including unrealized gross profits from internal Group transactions and intercompany receivables and payables, are eliminated. The results of minority interests are separately disclosed in the income statement and balance sheet.

Reclassification. Certain prior year balances have been reclassified to conform with the current year presentation.

Revenue recognition. Sales are recognized when the significant risks and rewards of ownership of the assets have been transferred to a third party and are reported net of sales taxes and rebates. Provisions for rebates to customers are recognized in the same period that the related sales are recorded, based on the contract terms.

Interest income is recognized on a time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity when it is determined that such income will accrue to the Group. Dividends are recognized when the right to receive payment is established.

Exchange rate differences.

- **Measurement currency.** Items included in the financial statements of each entity are measured using the currency that best reflects the economic substance of the underlying events and circumstances relevant to that entity ("the measurement currency"). The consolidated financial statements are presented in Swiss francs, which is the measurement currency of the parent.
- **Transactions and balances.** Foreign currency transactions are translated into the measurement currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges and net investment hedges.
- **Group companies.** Income statements and cash flows of foreign entities are translated into the Group's presentation currency at sales weighted average exchange rates for the year and their balance sheets are translated at the exchange rates prevailing on 31 December. Exchange rate differences arising on the translation of the net investment in foreign entities and of borrowings and other currency instruments designated as hedges of such investments are taken to shareholders' equity. When a foreign entity is sold, such exchange rate differences are recognized in the income statement as part of the gain or loss on sale.

Tangible fixed assets. Tangible fixed assets are valued at historical acquisition or production costs and depreciated on a straight-line basis to the income statement, using the following maximum estimated useful lives in accordance with Group guidelines:

- Buildings 40 years
- Machinery and equipment 16 years
- Furniture, vehicles, computer hardware 5 to 10 years

Financing costs associated with the construction of tangible fixed assets are not capitalized.

Intangible assets. Goodwill, arising when the acquisition cost of an investment is in excess of the fair value of net assets acquired, is capitalized and amortized using the straight-line method over its estimated useful life (a period not exceeding twenty years). Other purchased intangible assets – such as patents, trademarks and other rights – are capitalized at historical cost and amortized on a straight-line basis to the income statement over their estimated useful lives, with a maximum of ten years.

Impairment of assets. Tangible fixed assets and other long-term assets, including goodwill and other intangible assets, are reviewed for impairment losses whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset's net selling price and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows (cash generating unit).

An impairment loss is recognized as an expense in the income statement and is first allocated to the goodwill allocated to the cash generating unit and then to the other assets of the cash generating unit. An impairment loss may be reversed, for assets excluding goodwill, in subsequent periods if and only if there is a change in the estimates used to determine the asset's recoverable amount. Impairment loss for goodwill is not reversed unless in subsequent periods there is a reversal of the effect of a specific external event of an exceptional nature that caused impairment.

Inventories. Purchased goods are valued at acquisition cost, while self-manufactured products are valued at manufacturing costs including related production overhead costs. Inventory held at the balance sheet date is primarily valued at standard cost, which approximates to actual costs on a first in, first out basis. This valuation method is also used for valuing the cost of goods sold in the income statement. Adjustments are made for inventories with a lower market value or which is slow-moving. Unsaleable inventory is fully written off.

Trade accounts receivable. Trade receivables are carried at original invoice amount less provision made for doubtful receivables. A provision for doubtful trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the carrying amount and the recoverable amount, being the present value of expected cash flows, discounted at the market rate of interest for similar borrowers.

Cash and cash equivalents. Cash and cash equivalents comprise cash on hand, deposits and calls with banks, as well as short-term investment instruments with an initial lifetime of 90 days or less.

Derivative financial instruments and hedging. Under IAS 39, financial instruments are initially recognized in the balance sheet at cost and subsequently remeasured to their fair value. Depending on the type of financial instrument, fair value calculation techniques include, but are not limited to, quoted market value, present value of estimated future cash flows (e.g. interest rate swaps) or corresponding exchange rates at balance sheet date (e.g. forward foreign exchange contracts). The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designated to hedge a specific risk and qualifies for hedge accounting.

On the date a derivative contract is entered into, Clariant designates certain derivatives as either a) a hedge of the fair value of a recognized asset or liability (fair value hedge), or b) a hedge of a forecasted transaction (cash flow hedge) or firm commitment or c) a hedge of a net investment in a foreign entity.

Changes in the fair value of derivative financial instruments in fair value hedges that are highly effective are recognized in the income statement, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk. Changes in the fair value of derivatives in cash flow hedges are recognized as a hedging reserve in shareholders' equity. Where the forecasted transaction or firm commitment results in the recognition of an asset or liability, the gains and losses previously included in equity are included in the initial measurement of the asset or liability. Otherwise, amounts recorded in equity are transferred to the income statement and classified as revenue or expense in the same period in which the forecasted transaction affects the income statement. Hedges of net investments in foreign entities are accounted for similar to cash flow hedges. Clariant hedges certain net investments in foreign entities with foreign currency borrowings and cross-currency swaps. All foreign exchange gains and losses on translation are recognized in equity and included in cumulative translation differences.

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized in the income statement when the committed or forecasted transaction is ultimately recognized in the income statement. However, if a forecasted or committed transaction is no longer expected to occur, the cumulative gain or loss that was recognized in equity is immediately transferred to the income statement.

Certain derivative instruments, while providing effective economic hedges under Clariant policies, do not qualify for hedge accounting. Changes in the fair value of any derivative instruments that do not qualify for cash flow hedge accounting under IAS 39 are recognized immediately in the income statement.

Financial instruments are used in the normal course of business to reduce risk arising from currency translation and interest rate or price movements. Clariant manages and records centrally its cover of various positions arising from existing assets and liabilities as well as future business transactions. To minimize counterparty risk, Clariant enters into financial instruments only with reputable international banks. The result of using financial instruments in Clariant's risk management program is permanently monitored, checked and communicated to Group management.

Leases. Leases under which the Clariant Group assumes substantially all of the risks and benefits of ownership are classified as finance leases. At the inception of the lease, a lease asset and a lease liability are recognized at the lower of the fair value of the leased property or the present value of the minimum lease payments. In subsequent periods the leased asset is depreciated on a straight-line basis, like other tangible fixed assets, over the shorter of its estimated useful life or the lease term. The depreciation amount of the asset and the interest amount on the finance lease liability are charged to the income statement.

A lease is classified as an operating lease if the substance of the transaction does not meet any of the requirements of a finance lease. Lease payments under an operating lease are charged to the income statement on a straight-line basis over the lease term.

Current taxes. The taxable profit (loss) of Group companies, on which the reporting period's income taxes payable (recoverable) are calculated using applicable local tax rates, is determined in accordance with the rules established by the taxation authorities of the countries in which they operate. Current taxes for current and prior periods, to the extent they are unpaid, are recognized as liabilities. In case taxes already paid in respect of current and prior periods exceed the tax liability amount of those periods, the exceeding amounts are recognized as assets. Current tax assets and current tax liabilities are offset if there is a legally enforceable right to set off the recognized amounts and if there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

Deferred taxes. Deferred taxes are calculated using the comprehensive liability method. These result from the temporary differences that arise between the recognition of items in the balance sheets of Group companies used for tax purposes and those prepared for consolidation purposes. An exception is that no deferred tax is calculated for the temporary differences in investments in Group companies and associates, provided that the investor (parent company) is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Furthermore, withholding taxes or other taxes on the eventual distribution of retained earnings of Group companies are only taken into account when a dividend has been planned, since generally the retained earnings are reinvested. Deferred taxes, calculated using applicable local tax rates, are included in long-term assets and long-term liabilities, with any changes during the year recorded in the income statement. Changes in deferred taxes on items that are recognized in equity are recorded in equity.

Equity compensation benefits. Clariant has two equity compensation plans, the Executive Stock Option Plan (ESOP) and the Management Stock Incentive Plan (MSIP), under which specific groups of executives and managers are granted a certain number of registered shares in Clariant Ltd or options to buy these shares at a predetermined strike price. The costs related to the granted shares are first determined as fixed amounts denominated in the currency of the subsidiary that grants the shares. Based on the share price at grant date and taking into account the probability that all persons covered by the plan will still be employed at the vesting date, the number of shares is estimated to cover the obligation arising on share-based payments. The costs related to the granted shares are deferred to the vesting period, and are included in personnel expenses and reported in the income statement under the corresponding functions of the related employees. The grant of options has no effect on the income statement. At each balance sheet date, the entity revises its estimates of the number of shares expected to vest. It recognizes the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity over the remaining vesting period.

Obligations for pensions and similar employee benefits. For defined benefit plans (pension and other post-retirement benefits) the amount to be recognized in the provision is determined using the Projected Unit Credit Method, according to which each period of employee service gives rise to an additional unit of benefit entitlement and each unit is measured separately to build up the final obligation. Actuarial valuation techniques that take into consideration the demographic and financial assumptions are used to determine the carrying value of the net post-employment liability. These valuations are performed by independent actuaries.

The portion of the actuarial gains and losses to be recognized as income or expense is the excess of the net cumulative unrecognized actuarial gains and losses at the end of the previous reporting year over the greater of 10% of the present value of the defined benefit obligation at that date and 10% of the fair value of any plan assets at that date, divided by the expected average remaining working lives of the employees participating in the plan.

Contributions to defined contribution plans are recorded in the income statement in the period to which they relate.

Termination benefits are provided for in accordance with the legal requirements of certain countries.

The charges for defined benefit plans, defined contribution plans and termination benefits are included in personnel expenses and reported in the income statement under the corresponding functions of the related employees and in expenses for restructuring and impairment.

Provisions. Provisions are recognized when the Group has a binding present obligation. This may be either legal because it derives from a contract, legislation or other operation of law, or constructive because the Group created valid expectations on the part of third parties by accepting certain responsibilities. To record such obligations it must be probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made for the amount of the obligation. The amount recognized as a provision is the best estimate (most probable outcome) of the expenditure required to settle the present obligation at the balance sheet date. The long-term provisions are discounted if the impact is material.

Research and development. Research and development expenses are fully charged to the income statement. The Group considers that regulatory and other uncertainties inherent in the development of new key products preclude it from capitalizing development costs. Laboratory buildings and equipment included in tangible fixed assets are depreciated over their estimated useful lives. The reason for this practice is the structure of research and development in the industries that Clariant engages in, making it difficult to demonstrate how singular intangible assets will generate probable future economic benefits.

Financial assets. Minority investments, other than associated companies, are initially recorded at cost on the date of the transaction and subsequently carried at fair value. Exchange rate gains and losses on loans are recorded in the income statement. Originated loans are carried at amortized cost, less any allowances for uncollectable amounts. All other financial assets are carried at fair value, and changes in the fair value of these financial assets are recognized directly in the income statement. All purchases and sales of financial assets are recognized on settlement date, which is the date that Clariant settles the transaction.

Financial liabilities. Financial debts are recognized as soon as the proceeds are received, less any transaction costs incurred. Financial debts are subsequently stated at amortized cost using the effective yield method; any difference between proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings.

Segment reporting. Business segments provide products or services that are subject to risks and returns that are different from those of other business segments. Geographical segments provide products or services within a particular economic environment that are subject to risks and returns that are different from those operating in other economic environments. The Group designates business segments as its primary reportable segments and geographical segments as its secondary reportable segments.

Segment revenue is revenue reported in the company's income statement that is directly attributable to a segment and the relevant portion of the company income that can be allocated on a reasonable basis to a segment, whether from sales to external customers or from transactions with other segments.

Segment expense is an expense resulting from the operating activities of a segment that is directly attributable to the segment and the relevant portion of an expense that can be allocated on a reasonable basis, including expenses relating to sales to external customers and expenses relating to transactions with other segments.

Intersegment sales are determined on an arms-length basis. Income and expenses relating to Corporate include the cost of Group headquarters and those of corporate coordination functions in major countries. In addition, Corporate includes certain items of income and expense which are not directly attributable to specific divisions. Usually no allocation of corporate items is made to the divisions.

Division and business unit net operating assets consist primarily of tangible fixed assets, intangible assets, inventories and receivables less operating liabilities. Corporate assets and liabilities principally consist of net liquidity (cash, cash equivalents and other short-term financial assets less financial debts), and deferred and current taxes.

Treasury shares. Treasury shares are deducted from equity at their par value of CHF 5 per share. Differences between this amount and the amount paid for acquiring, or received for disposing of, treasury shares are recorded in retained earnings.

Dividend distribution. Dividend distribution to the Company's shareholders is recognized as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

2. Tangible fixed asset movements

CHF mn	Land	Buildings	Machinery and equipment	Furniture, vehicles, computer hardware	Plant under construction	**Total 2004**	Total 2003
Costs							
At 1 January	637	2 392	5 132	577	163	8 901	8 874
Additions	3	25	95	18	148	289	301
Reclassifications	- 1	28	99	12	- 138	0	0
Disposals	- 27	- 112	- 320	- 85	- 23	- 567	- 519
Translation effects	- 19	- 59	- 113	- 14	- 3	- 208	245
At 31 December	**593**	**2 274**	**4 893**	**508**	**147**	**8 415**	**8 901**
Accumulated depreciation							
At 1 January	- 151	- 1 508	- 3 983	- 483	–	- 6 125	- 5 819
Additions	0	- 64	- 207	- 35	–	- 306	- 354
Reclassifications	0	- 1	3	- 2	–	0	0
Disposals	0	39	242	73	–	354	415
Impairment	0	- 17	- 21	- 1	–	- 39	- 166
Translation effects	2	38	87	14	–	141	- 201
At 31 December	**- 149**	**- 1 513**	**- 3 879**	**- 434**	**–**	**- 5 975**	**- 6 125**
Book value at 31 December	**444**	**761**	**1 014**	**74**	**147**	**2 440**	**2 776**
Insured value at 31 December						**9 862**	**10 934**

The capitalized cost of tangible fixed assets under lease contracts at 31 December 2004 amounts to CHF 25 million with a book value of CHF 10 million (2003: CHF 20 million and CHF 7 million, respectively).

As at 31 December 2004, commitments for the purchase of tangible fixed assets totaled CHF 45 million (2003: CHF 51 million).

3. Intangible asset movements

CHF mn	Goodwill	Other	**Total 2004**	Total 2003
Costs				
At 1 January	2 807	129	2 936	2 939
Additions	17	8	25	6
Disposals	- 17	- 22	- 39	- 7
Translation effects	0	- 2	- 2	- 2
At 31 December	**2 807**	**113**	**2 920**	**2 936**
Accumulated amortization				
At 1 January	- 2 388	- 97	- 2 485	- 2 450
Amortization	- 30	- 10	- 40	- 40
Disposals	0	10	10	6
Translation effects	- 2	2	0	- 1
At 31 December	**- 2 420**	**- 95**	**- 2 515**	**- 2 485**
Book value at 31 December	**387**	**18**	**405**	**451**

The amount reported as goodwill is the result of a number of acquisitions in various divisions. The principal amount is the goodwill arising on the acqusition of BTP in 2000 with a carrying amount of CHF 330 million pertaining to the Textile, Leather & Paper Chemicals Division. It is amortized over twenty years. Other intangibles comprise patents, trademarks and software, etc. Clariant does not have any internally generated intangible assets.

4. Investments in associated companies

	Participation		Balance sheet value		Effect on the income statement	
	%	%	CHF mn	CHF mn	CHF mn	CHF mn
	31.12.2004	31.12.2003	**31.12.2004**	31.12.2003	**2004**	2003
Infraserv GmbH & Co. Höchst KG	32	32	137	141	14	15
SF-Chem AG[1]	0	25	0	59	1	2
Infraserv GmbH & Co. Gendorf KG	50	50	34	32	5	1
Infraserv GmbH & Co. Knapsack KG	21	21	17	18	2	2
Infraserv GmbH & Co. Wiesbaden KG[2]	8	23	0	20	2	6
Others	–	–	38	42	2	3
Total	–	–	**226**	**312**	**26**	**29**

[1] On 30 September 2004 Clariant sold the shareholdings in SF-Chem AG.

[2] The participation in Infraserv GmbH & Co. Wiesbaden KG was reduced from 23% to 8% as part of the sale of the Electronic Materials business to Carlyle. As a consequence, the remaining participation was reclassified to financial and other long-term assets.

More information on the sale of discontinuing operations, subsidiaries and associated companies is given in Notes 20 and 21.

5. Financial and other long-term assets

CHF mn	**31.12.2004**	31.12.2003
Prepaid pensions	49	105
Vendor loan note	41	0
Other investments	6	2
Total	**96**	**107**

The prepaid pensions are reported by subsidiaries in Switzerland and the UK. The vendor loan note was accepted as part of the payment for the disposal of Electronic Materials.

6. Taxes

CHF mn	2004	2003
Current income taxes	- 139	- 221
Deferred income taxes	- 1	110
Total	**- 140**	**- 111**

The main elements contributing to the difference between the Group's overall expected tax expense/rate and effective tax expense/rate are:

	2004		2003[2]	
	CHF mn	%	CHF mn	%
Income before taxes and minority interests	**297**		**284**	
Expected tax expense/rate[1]	**- 96**	**32.3**	**- 92**	**32.4**
Effect of taxes on items not tax-deductible	- 46	15.5	- 34	12.0
Effect of utilization and changes in recognition of tax losses and tax credits	15	- 5.1	38	- 13.4
Effect of tax losses and tax credits of current year not recognized	- 4	1.3	- 116	40.8
Effect of adjustments to current taxes due to prior periods	- 7	2.4	2	- 0.7
Effect of tax exempt income	14	- 4.7	82	- 28.9
Effect of other items	- 16	5.4	9	- 3.2
Effective tax expense/rate	**- 140**	**47.1**	**- 111**	**39.0**

[1] Calculated based on the income before tax of each subsidiary (weighted average).

[2] Restated to be compliant with the new structure of disclosure.

CHF mn	31.12.2004	31.12.2003
Deferred tax liabilities on:		
Tangible and intangible assets	318	279
Prepaid pensions, other accruals and provisions	55	105
Total deferred tax liabilities	**373**	**384**
Deferred tax assets on:		
Tangible and intangible assets	63	33
Employee benefit liabilities	83	61
Tax losses carried forward and tax credits	45	25
Other accruals and provisions	88	172
Total deferred tax assets	**279**	**291**

The total of temporary differences on investments in subsidiaries, for which no deferred taxes were calculated, was CHF 5 056 million at 31 December 2004 (CHF 5 026 million at 31 December 2003).

Tax losses on which no deferred tax assets were calculated are as follows:

CHF mn	31.12.2004	31.12.2003
Expiry by:		
2004	0	14
2005	34	22
2006	32	16
2007	31	105
2008	930	1 303
after 2008	1 289	1 165
Total	**2 316**	**2 625**

CHF mn	31.12.2004	31.12.2003
Unrecognized tax credits	**3**	**4**

The tax credits expire between 2005 and 2010.

7. Inventories

CHF mn	31.12.2004	31.12.2003
Raw material, consumables, work in progress	522	617
Finished products	803	952
Total	**1 325**	**1 569**

Finished products are valued at the lower of cost or net realizable value. Clariant does not pledge inventories as security for liabilities.

8. Trade accounts receivable

CHF mn	31.12.2004	31.12.2003
Receivables gross	1 198	1 332
Allowance for doubtful receivables	- 65	- 73
Total net	**1 133**	**1 259**

9. Other short-term assets

CHF mn	31.12.2004	31.12.2003
Other receivables	226	230
Short-term financial assets	158	39
Prepaid expenses/accrued income	40	40
Total	**424**	**309**

Other receivables include staff loans, advances, advance payments and deposits.

Short-term financial assets include deposits with a term exceeding 90 days, securities and loans to third parties.

10. Cash and cash equivalents

CHF mn	31.12.2004	31.12.2003
Cash at bank and on hand	306	560
Short-term bank deposits	1 171	369
Total	**1 477**	**929**

11. Changes in share capital and treasury shares

Registered shares (each with a par value of CHF 5)	**Number of shares 2004**	**Par value 2004** CHF mn	Number of shares 2003	Par value 2003 CHF mn
At 1 January	153 440 000	767	153 440 000	767
Issuance of share capital	76 720 000	384		
At 31 December	**230 160 000**	**1 151**	**153 440 000**	**767**
Treasury shares	- 3 122 401	- 16	- 3 532 869	- 18
Outstanding capital at 31 December	**227 037 599**	**1 135**	**149 907 131**	**749**

Treasury shares (number of shares)	**2004**	2003
Holdings at 1 January	3 532 869	3 787 828
Shares purchased at fair market value	721 642	0
Shares sold at fair market value	- 800 000	0
Shares sold to employees	- 332 110	- 254 959
Holdings at 31 December	**3 122 401**	**3 532 869**

All shares are duly authorized and fully paid in.

Dividends are paid out as and when declared and are paid out equally on all shares, including treasury shares.

In accordance with Article 5 of the Articles of Incorporation, no limitations exist with regard to registration of shares which are acquired in one's own name and on one's own account. Special rules exist for nominees.

In accordance with Article 12 of the Articles of Incorporation, each share has the right to one vote. A shareholder can only vote for his own shares and for represented shares, up to a maximum of 10% of the total share capital.

12. Long-term financial debts

CHF mn	Interest rate	Term	**Original amount**	Repurchased	**Net amount 31.12.2004**	Net amount 31.12.2003
Straight bonds	4.125	1996–2006	200	- 46	154	154
Straight bonds	3.375	1997–2004	300	- 300	0	250
Straight bonds	3.750	1997–2007	200	- 25	175	175
Straight bonds	3.000	1998–2005	250	- 49	201	201
Straight bonds	4.250	2000–2008	500	- 116	384	384
Total straight bonds			**1 450**	**- 536**	**914**	**1 164**
Liabilities to banks and other financial institutions[1]					**1 424**	**1 710**
Obligations under finance leases					**7**	**2**
Subtotal					**2 345**	**2 876**
Less current portion					**- 622**	**- 256**
Total					**1 723**	**2 620**
Breakdown by maturity				2005		687
				2006	345	548
				2007	644	641
				2008	555	563
				2009	171	181
				thereafter	8	
Total					**1 723**	**2 620**
Breakdown by currency				CHF	793	1 615
				EUR	287	286
				USD	0	274
				JPY	603	430
				other	40	15
Total					**1 723**	**2 620**
Fair value comparison						
Straight bonds					950	1 154
Others					1 507	2 036
Total					**2 457**	**3 190**
Total net book value of tangible fixed assets pledged as collateral for long-term financial debts					66	101
Total collateralized long-term financial debts					28	28

[1] Average interest rate in 2004: 4.7% (2003: 4.5%).

In 2004, bonds in the amount of 250 million were paid back on expiry in order to reduce financial debt (CHF 135 million in 2003).

Covenants. Clariant Ltd is the borrower under some covenants and it guarantees all obligations under the syndicated bank facilities. The facilities rank pari passu with all other unsubordinated third-party debt.

The facilities contain customary covenants that restrict the sale of assets, mergers, liens, sale-leaseback transactions, acquisitions and investments, and require the Group to maintain specified gearing and debt interest cover ratios. These ratios are tested at the end of each financial half-year. The facilities do not affect the ability of the Group to utilize its accounts receivable securitization program. The Group is in compliance with all covenants.

Exposure of the Group's borrowings to interest rate changes

- Bonds: The interest rate of all bonds are fixed.
- Liabilities to banks and other financial institutions: Mostly consisting of syndicated bank loans with fixed interest rates (LIBOR plus applicable margin according to a defined pricing grid based on the Group's performance).
- Other financial debt: Mostly short-term debt at variable interest rates.

13. Retirement benefit obligations

Apart from the legally required social security schemes, the Group has numerous independent pension plans. The assets are principally held externally. For certain Group companies however, no independent assets exist for the pension and other long-term employee benefit obligations. In these cases the related liability is included in the balance sheet.

Net liabilities recognized in the balance sheet:

CHF mn	**31.12.2004**	31.12.2003
Pension funds defined benefit plans	- 348	- 359
Prepaid pensions recognized in financial and other long-term assets	49	105
Pension funds net liability for defined benefit plans	**- 299**	**- 254**
Other post-retirement benefit plans	- 103	- 110
Pension funds defined contribution plans	- 28	- 29
Net liabilities recognized in the balance sheet	**- 430**	**- 393**

Defined contribution pension and termination plans. In 2004, CHF 34 million were charged to the income statements of the Group companies as contributions to these plans (2003: CHF 34 million).

Defined benefit pension and termination plans. Defined benefit pension and termination plans cover the majority of the Group's employees. Future obligations and the corresponding assets of those plans considered as defined benefit plans under IAS 19 are reappraised annually and reassessed at least every three years by independent actuaries. Assets are valued at fair values. US employees transferred to Clariant with the Hoechst Specialty Chemicals business remain insured with Hoechst for their pension claims incurred prior to 30 June 1997. The following is a summary of the status of the plans:

CHF mn	**31.12.2004**	31.12.2003
Present value of funded obligations	- 1 475	- 1 420
Fair value of plan assets	1 310	1 243
Deficit	**- 165**	**- 177**
Present value of unfunded obligations	- 353	- 344
Unrecognized actuarial losses	219	267
Net liabilities in the balance sheet	**- 299**	**- 254**

The net liability in the balance sheet consists of:

CHF mn	**31.12.2004**	31.12.2003
Accrued pension costs recognized in provisions for long-term liabilities	- 348	- 359
Prepaid pension expenses included in financial and other long-term assets	49	105
Net liabilities in the balance sheet	**- 299**	**- 254**

The pension plan assets include registered shares issued by the company with a fair value of CHF 124 000 at 31 December 2004 (2003: CHF 68 000). The amounts recognized in the income statement are as follows:

CHF mn	**2004**	2003
Current service cost	- 61	- 73
Interest cost	- 85	- 81
Expected return on plan assets	67	62
Net actuarial losses recognized in current year	- 13	- 26
Termination benefits	- 30	0
Effect of curtailments and settlements	- 9	- 8
Total expenses	**- 131**	**- 126**

The actual return on plan assets in the 12 months was CHF 98 million (2003: CHF 122 million).

Termination benefits mainly concern the costs for staff reduction in Switzerland which is executed through the Swiss pension fund. The costs are included in Restructuring and impairment in the income statement and are also disclosed under Leaving indemnities in Note 24.

Movements in the net liabilities recognized in the balance sheet:

CHF mn	2004	2003
At 1 January	- 254	- 194
Translation effect	4	- 16
Reduction in obligations due to divestitures	14	10
Total expenses as above	- 131	- 126
Contributions paid	61	63
Effect of curtailments and settlements	7	9
At 31 December	**- 299**	**- 254**

The principal actuarial assumptions used for accounting purposes were:

Weighted average %	2004	2003
Discount rate	4.6	5.3
Expected return on plan assets	5.3	5.4
Expected inflation rate	2.8	3.0

Post-employment medical benefits. The Group operates a number of post-employment medical benefit schemes in the USA, Canada and France. The method of accounting for the liabilities associated with these plans is similar to the one used for defined benefit pension schemes. These plans are not externally funded, but are covered by provisions in the balance sheets of the Group companies concerned. The following amounts are recognized in the balance sheet:

CHF mn	31.12.2004	31.12.2003
Present value of unfunded obligations	- 86	- 113
Unrecognized actuarial losses	3	3
Unrecognized past service costs	- 20	0
Liabilities in the balance sheet	**- 103**	- 110

The amounts recognized in the income statement are as follows:

CHF mn	2004	2003
Current service cost	- 2	- 3
Interest cost	- 6	- 7
Net actuarial gain recognized in current year	0	1
Past service cost recognized in current year	2	0
Total included in personnel costs	**- 6**	**- 9**

Movements in the liabilities recognized in the balance sheet:

CHF mn	2004	2003
At 1 January	- 110	- 113
Translation effect	9	10
Total expenses as above	- 6	- 9
Benefits paid	3	2
Effect of curtailments and settlements	1	0
At 31 December	**- 103**	**- 110**

In addition to the assumptions used for the pension schemes, the main actuarial assumption is a long-term increase in health costs of 9.4% per year (2003: 10.0%).

14. Movements in provisions for long-term liabilities

CHF mn	Provisions for pension plans and other post-employment benefits	Environmental provisions	Long-term personnel provisions	Other long-term provisions	**Total provisions for long-term liabilities 2004**	Total provisions for long-term liabilities 2003
At 1 January	498	218	125	52	893	882
Additions	49	17	21	19	106	200
Amounts used	- 48	- 16	- 25	- 31	- 120	- 165
Unused amounts reversed	- 14	-9	- 2	- 4	- 29	- 46
Changes due to the passage of time and changes in discount rates	7	1	2	0	10	12
Translation effects	- 13	- 7	- 5	2	- 23	10
At 31 December	**479**	**204**	**116**	**38**	**837**	**893**
Debts falling due						
Between 1 and 3 years	43	28	29	8	108	117
Between 3 and 5 years	56	9	59	6	130	165
Over 5 years	380	167	28	24	599	611
At 31 December	**479**	**204**	**116**	**38**	**837**	**893**

Provisions for pension plans and other post-employment benefits. Provisions for pension plans relate to defined benefit plans, defined contribution plans and post-employment medical plans in which many of the Group's subsidiaries participate. Major defined benefit plans are maintained in Switzerland, the USA, Germany, Japan, and the UK. Post-employment medical plans are maintained in the USA, Canada and France. Most subsidiaries also have defined contribution plans. See Note 13 of the Consolidated Financial Statements for further information on the Group's employee benefit plans.

Environmental provisions. Provisions for environmental liabilities are made when there is a legal or constructive obligation for the Group, which will result in an outflow of economic resources. It is difficult to estimate the action required by Clariant in the future to correct the effects on the environment of prior disposal or release of chemical substances by Clariant or other parties, and the associated costs, pursuant to environmental laws and regulations. The material components of the environmental provisions consist of the cost to fully clean and refurbish contaminated sites and to treat and contain contamination at sites where the environmental exposure is less severe. The Group's future remediation expenses are affected by a number of uncertainties which include, but are not limited to, the method and extent of remediation and the percentage of material attributable to Clariant at the remediation sites relative to that attributable to other parties. The environmental provisions reported in the balance sheet concern a number of different obligations, mainly in Switzerland, the USA, Germany, the UK, Brazil and Italy.

Provisions are made for remedial work where there is an obligation to remedy environmental damage, as well as for containment work where required by environmental regulations. All provisions relate to environmental liabilities arising in connection with activities that occurred prior to the date when Clariant took control of the relevant site.

Long-term personnel provisions. Long-term personnel provisions include long-term compensated absences such as sabbatical leave, jubilee or other long-service benefits, long-term disability benefits, profit sharing and bonuses payable twelve months or more after the end of the period in which they are earned.

Other long-term provisions. Other long-term provisions include provisions for obligations relating to tax and legal cases in various countries where settlement is expected after twelve months or more.

15. Trade and other accounts payable

CHF mn	31.12.2004	31.12.2003
Trade payables	646	632
Accruals	353	330
Other payables	166	186
Total	**1 165**	**1 148**

16. Short-term financial debts

CHF mn	31.12.2004	31.12.2003
Banks and other financial institutions (including employees' accounts)	309	958
Current portion of long-term financial debts	622	256
Total	**931**	**1 214**

17. *Movements in provisions for short-term liabilities*

CHF mn	Restructuring provisions	Short-term personnel provisions	Other short-term provisions	**Total provisions for short-term liabilities 2004**	Total provisions for short-term liabilities 2003
At 1 January	45	129	189	363	460
Additions and reclassifications	56	119	137	312	317
Amounts used	- 40	- 119	- 125	- 284	- 376
Unused amounts reversed	- 1	- 13	- 19	- 33	- 43
Translation effects	0	- 2	9	7	5
At 31 December	**60**	**114**	**191**	**365**	**363**

Restructuring provisions. Restructuring provisions are established where there is a legal or constructive obligation for the Group that will result in the outflow of economic resources and which is expected to occur within the next twelve months. The term restructuring refers to activities that have as a consequence, staff redundancies and the shutdown of production lines or entire sites. However, expenses for termination benefits which are borne by the pension and termination plans are included in pension plan liabilities (see Note 13).

Short-term personnel provisions. Liabilities from personnel costs include holiday entitlements, compensated absences such as annual leave, profit sharing and bonuses payable within twelve months, and nonmonetary benefits such as medical care, housing, and cars for current employees payable within twelve months, for which no invoice has been received.

Other short-term provisions. Other short-term provisions are recorded for liabilities (comprising tax, legal and other items in various countries) falling due within the next twelve months, for which no invoice has been received at the reporting date and/or for which the amount can only be reliably estimated.

18. Regional breakdown of key figures 2004 and 2003

Region CHF mn	Sales[1]		Operating income[2]		Number of employees at 31 December	
	2004	2003	**2004**	2003	**2004**	2003
Continuing operations						
Europe	4 154	3 963	206	438	13 595	14 363
thereof in Germany	*1 244*	*1 138*	*97*	*279*	*7 027*	*7 203*
The Americas	2 191	2 108	181	- 62	5 651	5 844
thereof in the USA	*1 107*	*1 131*	*27*	*- 152*	*2 051*	*2 186*
Asia/Africa/Australia	1 799	1 722	101	97	5 523	6 179
Total continuing operations	**8 144**	**7 793**	**488**	**473**	**24 769**	**26 386**
Discontinuing operations						
Europe	60	276	- 14	31		185
thereof in Germany	*40*	*108*	*- 4*	*31*		*154*
The Americas	66	105	3	- 2		183
thereof in the USA	*65*	*100*	*3*	*- 2*		*181*
Asia/Africa/Australia	260	342	53	57		254
Total discontinuing operations	**386**	**723**	**42**	**86**		**622**
Total Group	**8 530**	**8 516**	**530**	**559**	**24 769**	**27 008**

Region CHF mn	Investments in tangible fixed assets		Depreciation of tangible fixed assets		Net operating assets at 31 December[3]	
	2004	2003	**2004**	2003	**2004**	2003
Continuing operations						
Europe	179	191	234	281	2 013	2 465
thereof in Germany	*110*	*105*	*113*	*165*	*580*	*794*
The Americas	45	53	60	165	636	623
thereof in the USA	*16*	*26*	*37*	*146*	*211*	*227*
Asia/Africa/Australia	39	30	31	31	699	759
Total continuing operations	**263**	**274**	**325**	**477**	**3 348**	**3 847**
Discontinuing operations						
Europe	3	10	3	21		50
thereof in Germany	*3*	*9*	*2*	*20*		*39*
The Americas	15	4	8	11		86
thereof in the USA	*15*	*4*	*8*	*11*		*86*
Asia/Africa/Australia	8	13	9	11		162
Total discontinuing operations	**26**	**27**	**20**	**43**		**298**
Total Group	**289**	**301**	**345**	**520**	**3 348**	**4 145**

[1] Allocated by region of third-party sale's destination.
[2] Allocated by region of production and selling entity.
[3] Long-term and short-term assets (excluding cash and cash equivalents) less non-interest-bearing liabilities.

19. Divisional breakdown of key figures

In August 2003, Clariant announced its intention to sell the activities of Cellulose Ethers, part of the Functional Chemicals Division, and Electronic Materials, part of the Life Science & Electronic Chemicals Division. At

Divisions continuing operations CHF mn	Textile, Leather & Paper Chemicals (TLP)		Pigments & Additives (PA)		Masterbatches (MB)	
	2004	2003	2004	2003	2004	2003
Divisional sales	2 239	2 203	1 902	1 814	1 110	1 043
Sales to other divisions	- 36	- 24	- 74	- 69	- 2	- 2
Total sales	**2 203**	**2 179**	**1 828**	**1 745**	**1 108**	**1 041**
Operating expenses	- 2 046	- 2 015	- 1 642	- 1 599	- 1 006	- 955
Income from associated companies	1	4	17	18	1	0
Gain from the sale of discontinuing operations, subsidiaries and associated companies	- 25	8	- 1	0	0	0
Restructuring and impairment	- 48	- 27	- 35	- 8	- 8	- 2
Amortization of goodwill	- 22	- 22	- 5	- 5	- 3	- 4
Operating income	**63**	**127**	**162**	**151**	**92**	**80**
Finance costs-net						
Income before taxes and minority interests						
Taxes						
Income before minority interests						
Minority interests						
Net income						
Total assets	1 777	2 013	1 613	1 684	561	573
Liabilities	- 166	- 159	- 157	- 156	- 76	- 68
Total equity and minority interests	**1 611**	**1 854**	**1 456**	**1 528**	**485**	**505**
Net debt[3]	0	0	0	0	0	0
Total net operating assets[1]	**1 611**	**1 854**	**1 456**	**1 528**	**485**	**505**
Thereof:						
Investments in tangible fixed assets for the period	56	63	72	63	35	35
Investments in associated companies	6	61	169	176	3	4
Operating income	63	127	162	151	92	80
Add: Systematic depreciation of tangible fixed assets	75	75	75	72	28	28
Add: Impairment depreciation of tangible fixed assets	8	11	8	7	1	0
Add: Amortization of goodwill	22	22	5	5	3	4
Add: Amortization of other intangibles	0	0	0	0	1	0
EBITDA[2]	**168**	**235**	**250**	**235**	**125**	**112**
Add: Restructuring and impairment	48	27	35	8	8	2
Less: Depreciation of tangible fixed assets *(Reported under restructuring and impairment)*	- 8	- 11	- 8	- 7	- 1	0
Less: Gain/loss from the sale of discontinuing operations, subsidiaries and associated companies	25	- 8	1	0	0	0
EBITDA before restructuring and disposals	**233**	**243**	**278**	**236**	**132**	**114**
Operating income	63	127	162	151	92	80
Add: Restructuring and impairment	48	27	35	8	8	2
Less: Gain/loss from the sale of discontinuing operations, subsidiaries and associated companies	25	- 8	1	0	0	0
Add: Amortization of goodwill	22	22	5	5	3	4
Operating income before restructuring and disposals and amortization of goodwill	**158**	**168**	**203**	**164**	**103**	**86**

1 Within net operating assets, fixed assets including infrastructure, inventory, trade payables, receivables and goodwill were allocated to each division. All other balance sheet positions generally included in the calculation of net operating assets were allocated to Corporate.

2 EBITDA *is earnings before interest, tax, depreciation and amortization.*

3

Calculation of net debt CHF mn	2004	2003
Long-term financial debt	1 723	2 620
Add: Short-term financial debt	931	1 214
Less: Cash and cash eqivalents	- 1 477	- 929
Less: Short-term deposits 90 to 365 days	- 87	0
Net debt	**1 090**	**2 905**

the end of 2003 Cellulose Ethers was sold, while Electronic Materials was sold on 30 September 2004. As a consequence, discontinuing activities comprise Cellulose Ethers and Electronic Materials for 2003 and Electronic Materials only for 2004.

Functional Chemicals (FUN)		Life Science & Electronic Chemicals (LSE)		Total divisions continuing operations		Corporate		Total continuing operations		Discontinuing operations		Total Group	
2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
2 034	1 807	1 101	1 193	8 386	8 060	0	0	8 386	8 060	386	723	8 772	8 783
- 57	- 55	- 73	- 117	- 242	- 267	0	0	- 242	- 267	0	0	- 242	- 267
1 977	**1 752**	**1 028**	**1 076**	**8 144**	**7 793**	**0**	**0**	**8 144**	**7 793**	**386**	**723**	**8 530**	**8 516**
- 1 758	- 1 569	- 1 007	- 1 097	- 7 459	- 7 235	- 120	- 60	- 7 579	- 7 295	- 344	- 639	- 7 923	- 7 934
5	5	0	0	24	27	2	0	26	27	0	2	26	29
6	238	83	- 7	63	239	0	0	63	239	0	0	63	239
- 10	- 155	- 11	- 63	- 112	- 255	- 24	- 5	- 136	- 260	0	0	- 136	- 260
0	0	0	0	- 30	- 31			- 30	- 31	0	0	- 30	- 31
220	**271**	**93**	**- 91**	**630**	**538**	**- 142**	**- 65**	**488**	**473**	**42**	**86**	**530**	**559**
								- 233	- 274	0	- 1	- 233	- 275
								255	**199**	**42**	**85**	**297**	**284**
								- 133	- 78	- 7	- 33	- 140	- 111
								122	**121**	**35**	**52**	**157**	**173**
								- 7	- 12			- 7	- 12
								115	**109**	**35**	**52**	**150**	**161**
906	903	835	983	5 692	6 156	2 113	1 443	7 805	7 599	0	404	7 805	8 003
- 147	- 116	- 84	- 89	- 630	- 588	- 4 917	- 6 069	- 5 547	- 6 657	0	- 106	- 5 547	- 6 763
759	**787**	**751**	**894**	**5 062**	**5 568**	**- 2 804**	**- 4 626**	**2 258**	**942**	**0**	**298**	**2 258**	**1 240**
0	0	0	0	0	0	1 090	2 905	1 090	2 905		0	1 090	2 905
759	**787**	**751**	**894**	**5 062**	**5 568**	**- 1 714**	**- 1 721**	**3 348**	**3 847**	**0**	**298**	**3 348**	**4 145**
42	51	35	40	240	252	23	22	263	274	26	27	289	301
35	45	2	2	215	288	11	12	226	300	0	12	226	312
220	271	93	- 91	630	538	- 142	- 65	488	473	42	86	530	559
49	56	54	77	281	308	5	3	286	311	20	43	306	354
7	101	15	47	39	166	0	0	39	166	0	0	39	166
0	0	0	0	30	31	0	0	30	31	0	0	30	31
0	0	0	0	1	0	7	6	8	6	2	3	10	9
276	**428**	**162**	**33**	**981**	**1 043**	**- 130**	**- 56**	**851**	**987**	**64**	**132**	**915**	**1 119**
10	155	11	63	112	255	24	5	136	260	0	0	136	260
- 7	- 101	- 15	- 47	- 39	- 166	0	0	- 39	- 166	0	0	- 39	- 166
- 6	- 238	- 83	7	- 63	- 239	0	0	- 63	- 239	0	0	- 63	- 239
273	**244**	**75**	**56**	**991**	**893**	**- 106**	**- 51**	**885**	**842**	**64**	**132**	**949**	**974**
220	271	93	- 91	630	538	- 142	- 65	488	473	42	86	530	559
10	155	11	63	112	255	24	5	136	260		0	136	260
- 6	- 238	- 83	7	- 63	- 239	0	0	- 63	- 239		0	- 63	- 239
		0	0	30	31	0	0	30	31		0	30	31
224	**188**	**21**	**- 21**	**709**	**585**	**- 118**	**- 60**	**591**	**525**	**42**	**86**	**633**	**611**

20. Discontinuing operations

In August 2003 Clariant announced its intention to sell the activities of Cellulose Ethers, part of the Functional Chemicals Division, and Electronic Materials, part of the Life Science & Electronic Chemicals Division. Both activities were subsequently reported as discontinuing activities.

Electronic Materials. On 30 September 2004 Clariant sold the Electronic Materials business, belonging to the Life Science & Electronic Chemicals Division, to The Carlyle Group. Prior to the disposal, Clariant acquired the minority shares of the Korean subsidiary Clariant Industries (Korea) Ltd for a total consideration of CHF 24 million generating a goodwill of CHF 17 million. Clariant Industries (Korea) Ltd was subsequently sold as part of the disposal of Electronic Materials.

The transaction comprised share deals in Germany, Korea, Taiwan and China, and asset deals in Japan, the USA, France, Hong Kong and the UK. As part of the disposal of Electronic Materials, Clariant granted a vendor loan note to the purchaser in the amount of CHF 40 million.

The exchange rate variances which had to be recycled as a result of the disposal of Electronic Materials amounted to an expense of CHF 26 million.

The participation in Infraserv GmbH & Co. Wiesbaden KG was reduced from 23% to 8% as a result of the sale of the Electronic Materials business to The Carlyle Group.

Cellulose Ethers. In December 2003 Clariant sold the operations of Cellulose Ethers, belonging to the Functional Chemicals Division, to the Shin-Etsu Group. The transaction comprised production facilities in Germany and net current assets and distribution networks in several other European countries, in the USA and in Asia. In a number of countries Clariant has entered into sales and distribution agreements with Shin-Etsu, based on which Clariant continues to serve the cellulose ether market as a service partner to Shin-Etsu.

CHF mn	Electronic Materials		Cellulose Ethers		Total discontinuing operations	
	2004	2003	**2004**	2003	**2004**	2003
Sales	386	442		281	386	723
Operating expenses	- 344	- 401		- 236	- 344	- 637
Operating income	**42**	**41**	–	**45**	**42**	**86**
Financial result	0	- 1		0	0	- 1
Income before taxes	**42**	**40**	–	**45**	**42**	**85**
Taxes	- 7	- 20		- 13	- 7	- 33
Income after taxes	**35**	**20**	–	**32**	**35**	**52**
Cash flows of discontinuing operations						
Operating cash flows	21	47		42	21	89
Investing cash flows	- 26	- 21		- 3	- 26	- 24
Financing cash flows	- 4	5		0	- 4	5
Total cash flows	**- 9**	**31**	–	**39**	**- 9**	**70**
Net assets of discontinuing operations						
Tangible fixed assets	195	184		67	195	251
Investments in associated companies	24	12		16	24	28
Goodwill	17	0		0	17	0
Other intangibles	12	13		0	12	13
Short-term assets	161	195		100	161	295
Total assets	**409**	**404**	–	**183**	**409**	**587**
Total liabilities	- 121	- 106		- 59	- 121	- 165
Net assets[1]	**288**	**298**	–	**124**	**288**	**422**
Number of employees	543	622		500	543	1 122

[1] Net assets transferred at the date of the disposals.

21. Disposal of discontinuing operations, subsidiaries and associated companies

In addition to the disposal of the discontinuing operation, Electronic Materials, there were various other disposals of subsidiaries and associated companies in 2004:

On 30 September 2004, the activities of Lancaster Synthesis Ltd in the UK and the US, belonging to the former Life Science & Electronic Chemicals Division, were sold.

On 30 September 2004, Clariant sold the investment in SF-Chem.

On 30 November 2004, Clariant sold the subsidiary Clariant Polymers, Japan, belonging to the Textile, Leather & Paper Chemicals Division.

On 31 December 2003, the Cellulose Ethers activities belonging to the Functional Chemicals Division were sold. An additional gain of CHF 6 million resulted from the final settlement of this transaction in 2004.

The exchange rate variances recycled are included in the finance costsnet in the income statement.

Net income and cash flow from the disposal of discontinuing operations, subsidiaries and associated companies	**Disposals during 2004**					**Total 2004**	Total 2003
CHF mn	Electronic Materials	SF-Chem	Lancaster	Clariant Polymers	Other		
Consideration for sale	394	22	4	26	10	456	387
Net assets sold including disposal-related expenses	- 305	- 54	- 10	- 20	- 4	- 393	- 148
Gain on disposals before exchange rate variances recycled and tax expense	**89**	**- 32**	**- 6**	**6**	**6**	**63**	**239**
Exchange rate variances recycled	- 26	0	0	0	0	- 26	
Tax expense	- 21	0	0	- 2	0	- 23	- 25
After tax gain on disposal	**42**	**- 32**	**- 6**	**4**	**6**	**14**	**214**
The net cash inflow from sale is determined as follows:							
Total consideration for sale	394	22	4	26	10	456	387
Less: Vendor loan note and deferred payments	- 57	0	0	0	0	- 57	0
Less: Cash and cash equivalents in subsidiary sold	- 12	0	0	- 2	0	- 14	- 16
Net cash inflow from sale	**325**	**22**	**4**	**24**	**10**	**385**	**371**

22. Finance costs-net

CHF mn	2004	2003
Financial income		
Interest income	25	19
Fair value gains on financial instruments: Interest rate swaps, fair value hedges	0	1
Other financial income	9	6
Total financial income	**34**	**26**
Financial expenses		
Interest expense	- 161	- 164
Foreign exchange forward contracts and currency swaps: Transactions classified as trading activities	0	- 2
Other financial expenses	- 31	- 40
Total financial expenses	**- 192**	**- 206**
Currency result, net	- 75	- 95
Total	**- 233**	**- 275**

Other financial income mainly consists of dividends from securities and other investments.

Other financial expenses include loss on the sale of securities, bank charges and miscellaneous financial expenses.

23. Earnings per share (EPS)

Earnings per share are calculated by dividing the Group net income by the average number of outstanding shares (issued shares less treasury shares).

	2004	2003[1]
Net income (CHF mn)	**150**	**161**
Diluted net income (CHF mn)	**150**	**161**
Shares		
Holdings on 1 January[1]	172 842 922	172 548 954
Effect of the issuance of share capital and transactions with treasury shares on weighted average number of shares outstanding	38 023 015	197 082
Weighted average number of shares outstanding	**210 865 937**	**172 746 036**
Adjustment for granted Clariant shares	1 455 150	1 350 847
Adjustment for dilutive share options	37 463	0
Weighted average diluted number of shares outstanding	**212 358 550**	**174 096 883**
Basic earnings per share (CHF/share)	**0.71**	**0.93**
Diluted earnings per share (CHF/share)	**0.71**	**0.93**

[1] Restated for impact of capital increase (adjustment factor 1.15).

Earnings per share have been calculated using the adjustment factor of 1.15 to determine the average number of shares outstanding for 2003 and from 1 January to 20 April 2004 (date of issuance of share capital in the form of a rights issue).

24. Restructuring and impairment
In order to increase profitability over a sustained period, Clariant has launched a broad initiative designed to improve its performance. The aim of the program is to increase the Group's operating result and reduce net working capital. The changes that need to be made to the processes and structures in order to achieve these aims, will result in the loss of around 4 000 jobs across the Group between 2004 and 2006.

Restructuring. As part of the performance improvement program, in 2004 staff have been reduced and sites have been closed mainly in Switzerland, Germany and the UK. The costs for the dismissal of personnel in these places has been recorded as restructuring costs.

Impairment. As a result of the performance improvement program and the resulting staff reduction, tangible fixed assets and other long-term assets were reviewed for impairment in value. In numerous cases it was evident that such assets were impaired, as they would no longer be utilized, and as a consequence they were written off. In Oswaldtwistle, UK, a plant pertaining to the Functional Chemicals Division was restructured, entailing the write-off of fixed assets in the amount of CHF 7 million. In Beverly, UK, a plant pertaining to the Textile, Leather & Paper Chemicals Division was closed, resulting in fixed assets being written off in the amount of CHF 8 million. In Knapsack, Germany, a plant pertaining to the Pigments & Additives Division was closed, resulting in a write-off of fixed assets in the amount of CHF 7 million.

CHF mn	TLP		PA		MB	
	2004	2003	**2004**	2003	**2004**	2003
Cash out expenses for restructuring	**6**	**0**	**2**	**- 2**	**3**	**1**
Noncash expenses for						
Leaving indemnity	31	10	12	0	2	0
Others	3	6	13	3	2	1
Total noncash expenses for restructuring	**34**	**16**	**25**	**3**	**4**	**1**
Total restructuring expenses	**40**	**16**	**27**	**1**	**7**	**2**
Impairment of tangible fixed assets						
Land and buildings	0	4	2	4	0	0
Machinery and equipment	8	7	6	3	1	0
Total impairment of tangible fixed assets	**8**	**11**	**8**	**7**	**1**	**0**
Total restructuring and impairment	**48**	**27**	**35**	**8**	**8**	**2**
Thereof noncash expenses	**42**	**27**	**33**	**10**	**5**	**1**

Clariant also assessed the recoverability of the carrying amount of long-term assets of several cash generating units in 2004. For this purpose, assets were grouped at the lowest level for which there are separately identifiable cash flows. An impairment loss was recognized as an expense in the income statement in the amount by which the carrying amount of the assets exceeded the recoverable amount, which is the higher of an asset's net selling price and value in use. As a result of this procedure, Clariant depreciated for impairment the fixed assets of the business unit Pharma, belonging to the Life Science & Electronic Chemicals Division, by an amount of CHF 12 million. The asset values reported for this segment represent the value in use. The discount rate, which was applied to determine the value in use (pretax weighted average cost of capital) amounted to 10%.

In 2003 Clariant had to close a factory belonging to the Functional Chemicals Division in the United States, which led to expenses of CHF 155 million, of which CHF 101 million were for the impairment devaluation of long-term assets.

FUN		LSE		Total divisions		Corporate		Total continuing operations		Discontinuing operations		Total Group	
2004	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
0	**19**	**1**	1	**12**	**19**	**20**	**2**	**32**	**21**	**0**	**0**	**32**	**21**
2	1	8	11	55	22	0	3	55	25	0	0	55	25
1	34	- 13	4	6	48	4	0	10	48	0	0	10	48
3	**35**	**- 5**	**15**	**61**	**70**	**4**	**3**	**65**	**73**	**0**	**0**	**65**	**73**
3	**54**	**- 4**	**16**	**73**	**89**	**24**	**5**	**97**	**94**	**0**	**0**	**97**	**94**
1	0	14	58	17	66	0	0	17	66	0	0	17	66
6	101	1	- 11	22	100	0	0	22	100	0	0	22	100
7	**101**	**15**	**47**	**39**	**166**	**0**	**0**	**39**	**166**	**0**	**0**	**39**	**166**
10	**155**	**11**	**63**	**112**	**255**	**24**	**5**	**136**	**260**	**0**	**0**	**136**	**260**
10	**136**	**10**	**62**	**100**	**236**	**4**	**3**	**104**	**239**	**0**	**0**	**104**	**239**

25. Financial instruments

Risk management (hedging) instruments and off-balance sheet risks. Clariant uses forward foreign exchange rate and option contracts, interest rate and currency swaps, and other derivative instruments to hedge the Group's risk exposure to volatility in interest rates and currencies and to manage the return on cash and cash equivalents. Risk exposures from existing assets and liabilities as well as anticipated transactions are managed centrally.

Interest rate management. It is the Group's policy to manage the cost of interest using fixed and variable rate debt and interest-related derivatives.

Foreign exchange management. To manage the exposure to fluctuation in foreign currency exchange rates, the Group follows a strategy of hedging both balance sheet and revenue risk partially through the use of forward exchange contracts and currency swaps in various currencies. In order to minimize financial expenses, the Group does not hedge the entire exposure.

Counterparty risk. Financial instruments contain an element of risk that the counterparty may be unable to either issue securities or to fulfill the settlement terms of a contract. Clariant therefore only cooperates with counterparties or issuers that are at least A-rated. The cumulative exposure to these counterparties is constantly monitored by the Group management, therefore there is no expectation of a material loss due to counterparty risk in the future.

The following tables show the contract or underlying principal amounts and the respective fair value of financial instruments by type at year-end.

The contract or underlying principal amounts indicate the volume of business outstanding at the balance sheet date and do not represent the amount at risk. The fair values represent market values or standard pricing models at 31 December 2004 and 2003, respectively.

Financial instruments CHF mn	Contract or underlying principal amount		Positive fair values		Negative fair values	
	2004	2003	**2004**	2003	**2004**	2003
Currency-related hedging instruments						
Forward foreign exchange rate contracts and cross-currency swaps	631	515	3	5	- 52	- 30
Total financial instruments	**631**	**515**	**3**	**5**	**- 52**	**- 30**

Financial instruments by maturity CHF mn	1–12 months		1–5 years		Over 5 years		Total	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
Currency-related hedging instruments								
Forward foreign exchange rate contracts and cross-currency swaps	329	118	302	318		79	631	515
Total financial instruments	**329**	**118**	**302**	**318**	**0**	**79**	**631**	**515**

Financial instruments by currency Forward foreign exchange rate contracts and cross-currency swaps CHF mn	**2004**	2003
JPY	377	396
USD	250	118
EUR	3	0
Other	1	1
Total financial instruments	**631**	**515**

All counterparties are at least A-rated.

Financial instruments effective for hedge-accounting purposes CHF mn	**2004**	2003
Fair value of cash flow hedges		
Contracts with positive fair values	**0**	**0**
Contracts with negative fair values		
Cross-currency swaps	- 49	- 30
Fair value of hedges of net investments in foreign entities		
Contracts with positive fair values	**0**	**0**
Contracts with negative fair values		
Borrowings denominated in foreign currencies	- 527	- 748

The cross-currency swaps designated as cash flow hedges concern the hedge of a loan denominated in Japanese yen. The payback will take place in five equal installments in the years between 2005 and 2009, with each installment amounting to JPY 6.8 billion.

Volumes of securitization of trade receivables CHF mn	**2004**	2003
Trade receivables denominated in euros	156	169
Trade receivables denominated in US dollars	85	94
Total	**241**	**263**

Securitization. For a number of years Clariant has been using securitization as a means of financing. Trade receivables from certain companies are sold in ABS programs and as a consequence are derecognized from the balance sheet.

26. Employee participation plans

I. Executive Stock Option Plan, "ESOP." In 1999, a new Clariant Group Executive Stock Option Plan was introduced. Under this plan, a specific group of executives are granted, as part of their annual remuneration, the choice of either:

a Options
The granted options entitle the holder to acquire registered shares of Clariant Ltd (1 share per option) at a predetermined strike price. They become vested and are exercisable after 3 years and expire after 10 years.

b Shares
The granted registered shares in Clariant Ltd become vested and are exercisable after 3 years.

II. Management Stock Incentive Plan "MSIP." In 1999, a Clariant Group Management Stock Incentive plan was introduced. Under this plan, a specific group of managers are granted, as part of their annual remuneration, registered shares in Clariant Ltd. The shares become vested after 3 years.

The number of options and shares granted in both plans depend on the performance of the individuals and on the performance of the sector in which they work.

The Clariant employee share participation foundation has not been included in the consolidated financial statements under IFRS as interpretation No.12 of the Standing Interpretation Committee exempts post-employment and equity plans from its scope.

The foundation holds 294 784 of Clariant shares as at 31 December 2004 (2003: 226 880). The fair value of these shares amounts to CHF 5.4 million (2003: CHF 4.1 million).

The cost for the grant of shares (I b) is recorded as an expense in the income statement under the corresponding functions of the related employees.

The grant of options (I a) has no effect on the income statement.

The options granted in 1998 will be covered entirely by the employee share participation foundation.

Options for Board of Directors (nonexecutive members) as at 31 December 2004

Base year	Granted	Exercisable from	Expiry date	Exercise price[3]	Share price at grant date[4]	**Number 31.12.2004[5]**	Number 31.12.2003
1998	1998	2001	2008	53.80	56.76	10 137[2]	9 200[2]
1999	1999	2002	2009	61.80	60.76	10 418[2]	5 530[2]
2000	2000	2003	2010	48.00	47.97	6 229[2]	5 530[2]
Total						**26 784**	**20 260**

Options for executive members of management (Board of Management) as at 31 December 2004

Base year	Granted	Exercisable from	Expiry date	Exercise price[3]	Share price at grant date[4]	**Number 31.12.2004[5]**	Number 31.12.2003
1997	1998	2001	2008	25.50	68.97	127 783[1]	81 780[1]
1997	1998	2001	2008	37.50	73.06	167 001[1]	145 100[1]
1998	1999	2002	2009	61.80	62.09	358 789[2]	302 210[2]
1999	2000	2003	2010	48.00	47.97	106 191[2]	94 290[2]
2000	2001	2004	2011	41.80	42.02	7 229[2]	6 420[2]
2001	2002	2005	2012	27.20	26.87	166 354[2]	147 732[2]
2002	2003	2006	2013	14.80	14.88	169 136[2]	150 206[2]
2003	2004	2007	2014	12.00	18.74	49 326[2]	0[2]
2003	2004	2007	2014	16.30	18.74	60 391[2]	0[2]
Total						**1 212 200**	**927 738**

[1] The corresponding number of shares is held by the employee share participation foundation.

[2] The corresponding number of registered shares is held as treasury shares of Clariant Ltd.

[3] As a result of the capital increase in April 2004, the strike price of all options issued before April 2004 was modified by the adjustment factor of 0.8883.

[4] As a result of the capital increase in April 2004, the grant price of all options and shares granted before April 2004 was modified by the adjustment factor of 0.8883.

[5] In order to accommodate the dilution of the capital increase in April 2004, all members of the employee participation plans received additional shares/options for the ones granted prior to April 2004.

Shares for Board of Directors (nonexecutive members) as at 31 December 2004

Base year	Granted	Exercisable from	Share price at grant date[4]	**Number 31.12.2004[5]**	Number 31.12.2003
2001	2001	2004	42.02	0	3 420
2002	2002	2005	26.87	6 227	8 824
2003	2003	2006	14.88	15 863	18 979
2004	2004	2007	18.74	16 565	0
Total				**38 655**	**31 223**

Shares for members of management as at 31 December 2004

Base year	Granted	Exercisable from	Share price at grant date[4]	**Number 31.12.2004[5]**	Number 31.12.2003
2000	2001	2004	42.02	250	265 910
2001	2002	2005	26.87	294 794	294 351
2002	2003	2006	14.88	751 433	759 363
2003	2004	2007	18.74	370 018	0
Total				**1 416 495**	**1 319 624**

	Options 2004	**Shares 2004**	Options 2003	Shares 2003
Shares/options outstanding at 1 January	947 998	1 350 847	810 313	658 302
Granted (incl. adjustment due to rights issue)	290 986	542 831	150 206	821 227
Exercised/distributed	0	- 420 605	0	- 117 336
Cancelled	0	- 17 923	- 12 521	- 11 346
Outstanding at 31 December	**1 238 984**	**1 455 150**	**947 998**	**1 350 847**
Exercisable at 31 December	793 777	250	643 640	0
Fair value of shares/options in CHF	3 289 750	26 702 003	4 467 420	24 656 281

27. Personnel expenses

CHF mn	**2004**	2003
Wages and salaries	- 1 528	- 1 534
Pension and social security costs	- 451	- 475
Total	**- 1 979**	**- 2 009**

28. Related-party transactions

Clariant maintains business relationships with mainly two groups of related parties. One group consists of the associated companies, where the most important ones are described in Note 4. The most important business with these companies is the purchase of services by Clariant (e.g. energy, rental of land and buildings) in Germany. In addition to this, Clariant exchanges services and goods with parties which are associated companies, i.e. in which Clariant holds a stake of between 20% and 50%. The pricing of all exchanges of goods and services with these parties is at arm's length.

The second group of related parties include the Board of Directors (nonexecutive members) and Board of Management. More information on the relationship with the Board of Directors is given in the chapter Corporate governance.

Income and expenses CHF mn	**2004**	2003
Income from the sale of goods to related parties	49	39
Income from the rendering of services to related parties	21	20
Expenses from the purchase of goods from related parties	- 17	- 26
Expenses from services rendered by related parties	- 378	- 435

Payables, receivables and loans	**31.12.2004**	31.12.2003
Receivables from related parties	11	8
Payables to related parties	40	53
Loans to related parties	1	0

Transactions with Board of Management CHF mn	**2004**	2003
Salaries and other short-term benefits	4	6
Termination benefits	4	8
Post-employment benefits	1	2
Share based payments	1	1
Total	**10**	**17**
Number of granted shares	33 347	42 973
Number of granted options	49 326	41 370

Transactions with Board of Directors (nonexecutive members) CHF thousand	**2004**	2003
Cash compensations	600	400
Total	**600**	**400**
Number of allocated shares	18 406	18 979

There are no outstanding loans by the Group to any members of the Board of Directors or Board of Management.

29. Commitments and contingencies

Leasing commitments. Commitments arising from fixed-term operational leases mainly from Infraserv companies at 31 December are as follows:

CHF mn	2004	2003
2004		90
2005	75	75
2006	57	55
2007	46	47
2008	40	46
2009	32	
thereafter	39	67
Total	**289**	**380**
Guarantees in favor of third parties	31	76

Expenses for operating leases were CHF 95 million in 2004 and CHF 99 million in 2003.

Contingencies. Clariant operates in countries where political, economic, social, legal and regulatory developments can have an impact on the operational activities. The effects of such risks on the Company's results, which arise during the normal course of business, are not foreseeable and are therefore not included in the accompanying financial statements.

In the ordinary course of business, Clariant is involved in lawsuits, claims, investigations and proceedings, including product liability, intellectual property, commercial, environmental and health and safety matters. Although the outcome of any legal proceedings cannot be predicted with certainty, management is of the opinion that there are no such matters pending which would be likely to have any material adverse effect in relation to its business, financial position or results of operations.

Purchase commitments. In the regular course of business, Clariant enters into relationships with suppliers whereby the Group commits itself to purchase certain minimum quantities of materials in order to benefit from better pricing conditions. At present, purchase commitments on such contracts amount to about CHF 85 million.

Environmental risk. Clariant is exposed to environmental liabilities and risks relating to its past operations, principally in respect of remediation costs. Provisions for nonrecurring remediation costs are made when there is a legal or constructive obligation and the cost can be reliably estimated. It is difficult to estimate the action required by Clariant in the future to correct the effects on the environment of prior disposal or release of chemical substances by Clariant or other parties, and the associated costs, pursuant to environmental laws and regulations. The material components of the environmental provisions consist of costs to fully clean and refurbish contaminated sites and to treat and contain contamination at sites where the environmental exposure is less severe. The Group's future remediation expenses are affected by a number of uncertainties which include, but are not limited to, the method and extent of remediation and the percentage of material attributable to Clariant at the remediation sites relative to that attributable to other parties. The Group permanently monitors the various sites identified at risk for environmental exposure. Clariant believes that its provisions are adequate based upon currently available information, however given the inherent difficulties in estimating liabilities in this area, there is no guarantee that additional costs will not be incurred.

30. Exchange rates of principal currencies

Rates used to translate the consolidated balance sheets (closing rate):

	31.12.2004	31.12.2003
1 USD	1.13	1.24
1 GBP	2.18	2.20
100 JPY	1.10	1.16
1 EUR	1.54	1.56

Average sales-weighted rates used to translate the consolidated income statements and consolidated statements of cash flow:

	2004	2003
1 USD	1.25	1.35
1 GBP	2.28	2.20
100 JPY	1.15	1.16
1 EUR	1.54	1.52

31. Important subsidiaries and associated companies

Country	Company name	Participation %	Holding/ Finance	Sales	Production	Research
Argentina	Clariant (Argentina) SA, Buenos Aires	100.0		■	■	
Australia	Clariant (Australia) Pty Ltd, Melbourne	100.0		■	■	
Austria	Clariant (Österreich) GmbH, Wien	100.0		■	■	
Bangladesh	Clariant (Bangladesh) Ltd, Dhaka	100.0		■		
Belgium	Clariant Benelux SA, Louvain-La-Neuve	100.0		■	■	■
Brazil	Clariant S.A., São Paulo and Resende	100.0		■	■	
Canada	Clariant (Canada) Inc., St.-Laurent, Québec	100.0		■	■	
Chile	Clariant Colorquimica (Chile) Ltda, Santiago de Chile	100.0		■	■	
China	Clariant (China) Ltd, Hong Kong	100.0		■	■	
	Clariant (Tianjin) Ltd, Tianjin	94.8		■	■	
	Clariant Chemicals Trading (Shanghai) Ltd, Shanghai	100.0		■		
	Clariant Pigments (Tianjin) Ltd, Tianjin	60.0		■	■	
	Tianjin Hua Shi Chemicals Co., Ltd, Tianjin	25.0		■	■	
	Clariant Chemicals (China) Ltd, Shanghai	100.0		■	■	
	Clariant Guangzhou Masterbatch Ltd, Guangzhou	90.0		■	■	
Colombia	Clariant (Colombia) SA, Santa Fé de Bogotá	100.0		■	■	
Czech Republic	Clariant CR s.r.o., Prague	100.0		■		
Denmark	Clariant (Denmark) A/S, Glostrup	100.0		■		
Ecuador	Clariant (Ecuador) S.A., Quito	100.0		■		
Egypt	Clariant (Egypt) SAE, Cairo	85.6		■	■	
	The Egyptian German Co. for Dyes & Resins SAE, Cairo	100.0		■	■	
Finland	Clariant (Finland) Oy, Helsinki	100.0		■		
France	Clariant (France), Paris-La-Défense	100.0		■	■	■
	Clariant Huningue, Huningue	100.0		■	■	■
	Clariant Life Science Molecules (France) SAS, Paris-La-Défense	100.0		■	■	
Germany	Clariant (Deutschland) GmbH, Leinfelden-Echterdingen	100.0		■	■	■
	Clariant GmbH, Frankfurt	100.0		■	■	■
	Clariant Masterbatch GmbH & Co. OHG, Lahnstein	100.0		■	■	■
	Clariant Verwaltungsgesellschaft mbH, Leinfelden-Echterdingen	100.0	■			
Great Britain	Clariant Holdings UK Ltd, Horsforth/Leeds	100.0	■			
	Clariant UK Ltd, Horsforth/Leeds	100.0		■	■	■
Greece	Clariant (Hellas) SA, Lykovrisi	100.0		■	■	
Guatemala	Clariant (Guatemala) SA, Guatemala City	100.0		■	■	
Hungary	Clariant Hungaria Kft, Budapest	100.0		■		
India	BTP India Private Ltd, Chennai	100.0		■	■	■
	Clariant (India) Ltd, Mumbai	50.9		■	■	■
	Colour-Chem Ltd, Mumbai	50.1		■	■	■
Indonesia	PT Clariant Indonesia, Tangerang	100.0		■	■	
Ireland	Masterplast Ltd, Naas	100.0		■	■	

Country	Company name	Participation %	Holding/ Finance	Sales	Production	Research
Italy	Clariant (Italia) S.p.A., Milan	100.0		■	■	■
	Clariant Holding (Italia) S.p.A., Milan	100.0	■			
	Clariant Life Science Molecules (Italia) S.p.A., Origgio	100.0		■	■	■
Japan	Clariant (Japan) K.K., Tokyo	100.0		■	■	■
Korea	Clariant (Korea) Ltd, Seoul	100.0		■		
	Clariant Sang Ho Ltd, Yangsan-Si	64.7		■	■	
	Clariant Songwon Color Co. Ltd, Ulsan	99.8		■	■	
Malaysia	Clariant (Malaysia) Sdn. Bhd., Shah Alam	100.0		■		
Mexico	Clariant (Mexico) S.A. de C.V., Naucalpan de Juárez	100.0		■	■	
	Clariant Productos Químicos S.A. de C.V., Santa Clara	100.0			■	
Morocco	Clariant (Maroc) S.A., Casablanca	100.0		■	■	
Netherlands	Dick Peters BV, Denekamp	100.0		■	■	
New Zealand	Clariant (New Zealand) Ltd, Takapuna-Auckland	100.0		■	■	
Norway	Clariant (Norge) AS, Bergen	100.0		■		
Pakistan	Clariant Pakistan Ltd, Korengi, Karachi	75.0		■	■	
Panama	Clariant Trading (Panamá), SA, Panamá	100.0		■		
Peru	Clariant (Perú) SA, Lima	91.4		■	■	
Philippines	Clariant (Philippines) Corp., Makati City, Manila	100.0		■		
Poland	Clariant Polska Sp. z.o.o., Warsaw	100.0		■		
Portugal	Clariant Químicos (Portugal) Lda, Porto	100.0		■	■	
Singapore	Clariant (Singapore) Pte. Ltd, Singapore	100.0		■	■	
South Africa	Clariant Southern Africa (Pty) Ltd, Weltevreden Park, Johannesburg	100.0		■	■	
Spain	Clariant Ibérica S.A., Barcelona	100.0		■	■	■
	Clariant Masterbatch Ibérica S.A., Sant Andreu de la Barca	100.0		■	■	
Sweden	Clariant (Sverige) AB, Mölndal	100.0		■		
	Clariant Masterbatches Norden AB, Malmö	100.0		■	■	
Switzerland	Clariant (Schweiz) AG, Muttenz	100.0		■	■	■
	Clariant International AG, Muttenz	100.0	■			
Taiwan	Clariant Chemicals (Taiwan) Co., Ltd, Taipei	100.0		■	■	
Thailand	Clariant Chemicals (Thailand) Ltd, Bangkok	100.0		■	■	
	Clariant Masterbatches (Thailand) Ltd, Bangkok	100.0		■	■	
Tunisia	Clariant Tunisie SA, Cherguia-Tunis	49.9		■		
Turkey	Clariant (Türkiye) A.S., Istanbul	100.0		■	■	
UAE	Clariant (Gulf) FZE, Jebel Ali, Dubai	100.0		■		
USA	Clariant Corporation, Charlotte, NC	100.0		■	■	■
	Clariant Life Science Molecules (America) Inc., Elgin, SC	100.0		■	■	■
	Clariant Life Science Molecules (Florida) Inc., Gainesville, FL	100.0		■	■	■
	Clariant Life Science Molecules (Missouri) Inc., Springfield, MO	100.0		■	■	
Venezuela	Clariant Venezuela S.A., Maracay	100.0		■	■	
Vietnam	Clariant (Vietnam) Ltd, Ho Chi Minh City	100.0		■		

32. Events subsequent to the balance sheet date

On 7 February 2005 Clariant announced a restructuring project in the French subsidiary Clariant Huningue. The measures comprise a headcount reduction of 75 people and the write-off of fixed assets in the Life Science Chemicals Division as a result of the transfer of the production activities to other sites. The total costs of this project are estimated at CHF 33 million and will be included in the financial statement in the first quarter of 2005.

This project is part of the large-scale restructuring and performance improvement project, which was announced in February 2004.

Report of the Group auditors

Report of the Group auditors to the general meeting of Clariant Ltd, Muttenz

As auditors of the Group, we have audited the consolidated financial statements (balance sheet, income statement, statement of cash flows, statement of changes in equity and notes – pages 68 to 102) of the Clariant Group for the year ended 31 December 2004.

These consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession and with the International Standards on Auditing, which require that an audit be planned and performed to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the consolidated financial statements. We have also assessed the accounting principles used, significant estimates made and the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the financial position, the results of operations and the cash flows in accordance with International Financial Reporting Standards (IFRS) and comply with Swiss law.

We recommend that the consolidated financial statements submitted to you be approved.

PricewaterhouseCoopers AG

D. Suter Dr. M. Jeger

Basel, 2 March 2005

Five-year Group overview 2000–2004		2004	2003	2002	2001	2000
Divisional sales	CHF mn	**8 772**	8 783	9 606	10 195	11 006
Change relative to preceding year						
in Swiss francs	%	0	- 9	- 6	- 7	16
in local currency	%	2	- 4	2	- 2	12
Group sales[1]	CHF mn	**8 530**	8 516	9 330	9 871	10 583
Change relative to preceding year						
in Swiss francs	%	0	- 9	- 5	- 7	14
in local currency	%	2	- 4	3	- 2	10
Operating income before restructuring, disposals and amortization of goodwill	CHF mn	**633**	611	690	631	1 135
Change relative to preceding year	%	4	- 11	9	- 44	5
as a % of sales		7.4	7.2	7.4	6.4	10.7
Operating income after restructuring, disposals and amortization of goodwill	CHF mn	**530**	559	- 202	- 877	1 010
Change relative to preceding year	%	- 5	–	–	–	- 5
as a % of sales		6.2	6.6	- 2.2	- 8.9	9.5
EBITDA after restructuring and disposals	CHF mn	**915**	1 119	1 193	1 395	1 657
Change relative to preceding year	%	- 18	- 6	- 14	- 16	1
as a % of sales		10.7	13.1	12.8	14.1	15.7
Net income before minority interests	CHF mn	**157**	173	- 639	- 1 233	513
Change relative to preceding year	%	- 9	–	–	–	- 14
as a % of sales		1.8	2.0	- 6.8	- 12.5	4.9
Investment in tangible fixed assets	CHF mn	**289**	301	339	505	535
Change relative to preceding year	%	- 4	- 11	- 33	- 6	26
as a % of sales		3	4	4	5	5
Personnel costs	CHF mn	**1 979**	2 009	2 097	2 346	2 395
Change relative to preceding year	%	- 1	- 4	- 11	- 2	10
as a % of sales		23	24	22	24	23
Employees at year-end	number	24 769	27 008	27 849	28 904	31 546
Change relative to preceding year	%	- 8	- 3	- 4	- 8	9

[1] Incl. trading.

Trend in Group sales by division	2004		2003		2002		2001[1]		2000[1]	
	CHF mn	%	CHF mn	%	CHF mn	%	CHF mn	%	CHF mn	%
Textile, Leather & Paper Chemicals	2 203	26	2 179	26	2 769	30	2 965	30	3 211	31
Pigments & Additives	1 828	21	1 745	20	1 814	19	1 872	19	2 108	20
Masterbatches	1 108	13	1 041	12	1 027	11	1 038	11	1 145	11
Functional Chemicals	1 977	23	2 033	24	2 102	23	2 183	23	2 280	22
Life Science & Electronic Chemicals	1 414	17	1 518	18	1 618	17	1 616	17	1 651	16
Total divisions	**8 530**	100	**8 516**	100	**9 330**	100	**9 674**	100	**10 395**	100
Other (mainly trading activities)	–		–		–		197		188	
Total Group	**8 530**		**8 516**		**9 330**		**9 871**		**10 583**	

[1] Restated

Trend in Group sales by region	2004		2003		2002		2001		2000	
	CHF mn	%	CHF mn	%	CHF mn	%	CHF mn	%	CHF mn	%
Europe	4 214	49	4 239	50	4 564	49	4 867	49	5 152	49
The Americas	2 257	27	2 213	26	2 683	29	2 863	29	3 093	29
Asia/Australia/Africa	2 059	24	2 064	24	2 083	22	2 141	22	2 338	22
Total	**8 530**	100	**8 516**	100	**9 330**	100	**9 871**	100	**10 583**	100

Clariant Ltd balance sheets

at 31 December 2004 and 2003

Assets	2004 CHF	%	2003 CHF	%
Long-term assets				
Shareholdings in Group companies	1 593 892 981		1 913 624 928	
Loans to Group companies	1 440 850 262		2 229 841 196	
Intangible fixed assets	4 210 214		–	
Total long-term assets	**3 038 953 457**	62.9	**4 143 466 124**	85.1
Short-term assets				
Receivables from Group companies	468 919 596		77 867 709	
Other receivables	48 275 366		6 762 916	
Accrued income	2 178 938		1 444 124	
Marketable securities	57 296 059		64 474 859	
Cash and cash equivalents	1 216 179 842		573 299 571	
Total short-term assets	**1 792 849 801**	37.1	**723 849 179**	14.9
Total assets	**4 831 803 258**	100.0	**4 867 315 303**	100.0

Equity and liabilities	2004 CHF	%	2003 CHF	%
Equity				
Total share capital	**1 150 800 000**		**767 200 000**	
Reserves				
General reserves	646 595 631		153 440 000	
Reserve for treasury shares	102 374 212		129 710 039	
Free reserves	105 479 978		12 967 770	
Total reserves	**854 449 821**		**296 117 809**	
Unappropriated earnings				
Balance from prior year	–		- 148 887 504	
Net income	186 256 727		244 751 885	
Total unappropriated earnings	**186 256 727**		**95 864 381**	
Total equity	**2 191 506 548**	45.4	**1 159 182 190**	23.8
Liabilities				
Long-term liabilities				
Straight bonds	718 110 000		918 715 000	
Other long-term liabilities	368 050 000		907 332 114	
Total long-term liabilities	**1 086 160 000**	22.5	**1 826 047 114**	37.5
Short-term liabilities				
Provisions	2 340 635		863 710	
Liabilities to Group companies	898 478 826		1 351 793 498	
Other liabilities	560 233 144		445 407 602	
Accrued expenses	93 084 105		84 021 189	
Total short-term liabilities	**1 554 136 710**	32.2	**1 882 085 999**	38.7
Total liabilities	**2 640 296 710**	54.6	**3 708 133 113**	76.2
Total equity and liabilities	**4 831 803 258**	100.0	**4 867 315 303**	100.0

Clariant Ltd income statements

for the years ended 31 December 2004 and 2003

	2004	2003
	CHF	CHF
Income		
Income from financial assets	465 460 504	727 490 357
Income from cash, marketable securities and short-term deposits	31 993 034	35 453 781
Other income	69 817 533	57 502 649
Total income	**567 271 071**	**820 446 787**
Expenses		
Financial expense	200 874 300	225 524 782
Administrative expense	2 106 130	2 841 909
Depreciation on financial fixed assets	149 350 000	335 577 565
Other expenses (including taxes)	28 683 914	11 750 646
Total expenses	**381 014 344**	**575 694 902**
Net income	**186 256 727**	**244 751 885**

1. Accounting policies

Introduction. Statutory financial statements of Clariant Ltd comply with the requirements of the Swiss company law.

Exchange rate differences. Balance sheet items denominated in foreign currencies are converted at year-end exchange rates. Exchange rate differences arising from these as well as those from business transactions are recorded in the income statement.

Financial fixed assets. These are valued at acquisition cost less adjustments for impairment of value.

Provisions. Provisions are made to cover existing liabilities.

2. Financial assets

The principal direct and indirect affiliated companies, and other holdings of Clariant Ltd are shown on pages 100 to 101 of the Financial Report of the Clariant Group.

3. *Cash, marketable securities and short-term financial assets*

Securities include treasury shares valued at fair market value in the amount of CHF 57 million (prior year CHF 64 million) (see also Note 6.)

During a regular review of the cash generating capabilities of all subsidiaries of Clariant Ltd, the investment in some of these companies was written down by CHF 149 million (prior year CHF 336 million.)

4. Capital increase

On 2 April 2004 the Shareholders' Meeting approved a capital increase in the amount of CHF 920 640 000. Total shares were increased by 76 720 000 shares to a total of 230 160 000 registered shares.

Paid-in share capital was increased by CHF 383 600 000 to a total of CHF 1 150 800 000. General reserves were increased from CHF 153 440 000 to CHF 646 595 631.

5. Share capital

	31.12.2004	31.12.2003
Number of registered shares each with a par value of CHF 5	230 160 000	153 440 000
in CHF	1 150 800 000	767 200 000

Conditional capital	**31.12.2004**	31.12.2003
Number of registered shares each with a par value of CHF 5	8 000 000	8 000 000
in CHF	40 000 000	40 000 000

6. Treasury shares (number with a par value of CHF 5 each)

	2004	2003
Holdings on 1 January	3 532 869	3 787 828
Shares bought at market value	721 642	0
Shares sold at market value	- 800 000	0
Shares to employees	- 332 110	- 254 959
Holdings on 31 December	**3 122 401**	**3 532 869**

The average price of shares bought in 2004 was CHF 13.54 (2003: n/a).

The average price of shares sold in 2004 was CHF 17.76 (2003: n/a).

7. *Reconciliation of equity*

CHF	Share capital	General reserves	Reserve for treasury shares	Free reserves	Unappropriated earnings	**Total**
Balance 31.12.2003	**767 200 000**	**153 440 000**	**129 710 039**	**12 967 770**	**95 864 381**	**1 159 182 190**
Treasury share transactions			- 27 335 827	27 335 827		–
Appropriation of loss carried forward to reserves				65 176 381	- 65 176 381	–
Capital increase	383 600 000	537 040 000				920 640 000
Cost of capital increase		- 43 884 369				- 43 884 369
Dividend					- 30 688 000	- 30 688 000
Profit for the year					186 256 727	186 256 727
Balance 31.12.2004	**1 150 800 000**	**646 595 631**	**102 374 212**	**105 479 978**	**186 256 727**	**2 191 506 548**

8. Straight bonds

CHF thousand	Interest rate	Term	**Amount 31.12.2004**	Amount 31.12.2003
Straight bond	4.125	1996–2006	159 460	159 460
Straight bond	3.375	1997–2004	0	250 360
Straight bond	3.750	1997–2007	174 610	174 610
Straight bond	3.000	1998–2005	200 605	200 605
Straight bond	4.250	2000–2008	384 040	384 040
Total			**918 715**	**1 169 075**

9. General reserves

The general reserves were increased in connection with the capital increase by CHF 493 155 631. The general reserves must be at least 20% of the share capital of Clariant Ltd as this is the minimum amount required by the Swiss Code of Obligations.

10. Reserve for treasury shares

Clariant Ltd has met the legal requirements for treasury shares required by the Swiss Code of Obligations.

11. Contingent liabilities

CHF mn	**Outstanding liabilities 31.12.2004**	Outstanding liabilities 31.12.2003
Outstanding liabilities as guarantees in favor of Group companies	754	843
Outstanding liabilities as guarantees in favor of third parties	39	0

12. Voting and legal registration limitations

In accordance with Article 5 of the Articles of Incorporation, no limitations exist with regard to registration of shares which are acquired in one's own name and on one's own account. Special rules exist for nominees.

In accordance with Article 12 of the Articles of Incorporation, each share has the right to one vote. A shareholder can only vote for his own shares and for represented shares, up to a maximum of 10% of total share capital.

13. Shareholders holding 5 percent or more of total share capital

Based on the information available at the time of this report, Artisan Partners Ltd Partnership, Milwaukee, Wisconsin (USA), owns 10.01% of the share capital on 31 December 2004 (2003: between 5.12 % and 10%).

Appropriation of available earnings

The Board of Directors proposes to transfer the net income of the year in the amount of CHF 186 256 727 to free reserves.

Available unappropriated earnings	CHF
Balance from prior year	0
Net income of the year	186 256 727
Total available unappropriated earnings	**186 256 727**
Appropriation	CHF
Transfer to free reserves	*- 186 256 727*
Balance to be carried forward	**0**

Proposed payout of nominal value reduction

The Board of Directors proposes to repay CHF 0.25 of the nominal value of each registered share, as a result of a reduction of the nominal value from CHF 5 to CHF 4.75 per registered share. The proposed payout would reduce the share capital by CHF 57 540 000. The proposed payout of the nominal value reduction of CHF 0.25 each is expected on 1 July 2005, subject to approval by the ordinary General Meeting of shareholders and subject to the fulfillment of the necessary requirements and the entry of the share capital reduction in the Commercial Register of the Canton of Basel-Landschaft.

Report of the statutory auditors

Report of the statutory auditors to the general meeting of Clariant Ltd, Muttenz

As statutory auditors, we have audited the accounting records and the financial statements (balance sheet, income statement and notes – pages 106 to 109) of Clariant Ltd for the year ended 31 December 2004.

These financial statements are the responsibility of the Board of Directors. Our responsibility is to express an opinion on these financial statements based on our audit. We confirm that we meet the legal requirements concerning professional qualification and independence.

Our audit was conducted in accordance with auditing standards promulgated by the Swiss profession, which require that an audit be planned and performed to obtain reasonable assurance about whether the financial statements are free from material misstatement. We have examined on a test basis evidence supporting the amounts and disclosures in the financial statements. We have also assessed the accounting principles used, significant estimates made and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company's articles of incorporation.

We recommend that the financial statements submitted to you be approved.

PricewaterhouseCoopers AG

Dr. M. Jeger Ph. Speck

Basel, 2 March 2005

Forward-looking statements

Forward-looking statements contained herein are qualified in their entirety as there are certain factors that could cause results to differ materially from those anticipated. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings; pricing strategies of competitors; the company's ability to continue to receive adequate products from its vendors on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs; and changes in the political, social and regulatory framework in which the company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis.

Imprint

Editor
Clariant International Ltd
Group Communications
Concept, text, design
Ramstein Ebinger Associates AG
Basel/Zurich
Photography
Lou Dick, Basel
Lithography
Blue Horizon AG, Winterthur
Print
Neidhart + Schön Group AG, Zurich

Rothausstrasse 61
CH-4132 Muttenz 1, Switzerland

This publication is also available in German language. For the financial review and the financial statements, the English version is binding.

Clariant

Exactly your chemistry.

www.clariant.com

Clariant International Ltd
Rothausstrasse 61
CH-4132 Muttenz 1, Switzerland